

03032923

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corporacion Mapfre

*CURRENT ADDRESS Ctra. de Pozuelo a Majadahonda 52 - 28220 Majadahonda (Madrid) Spain

**FORMER NAME

**NEW ADDRESS

PROCESSED OCT 29 2003 THOMSON FINANCIAL

FILE NO. 82- 1987 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐			

OICF/BY: BB

DAT : 10/23/03

AR/S
12-31-00

82-1987

03 OCT 21 AM 7:21

ANNUAL REPORT 2000



CORPORACION MAPFRE



INDEX

ANNUAL REPORT 2000



CORPORACION MAPFRE

GOVERNING BODIES (*)

BOARD OF DIRECTORS	EXECUTIVE COMMITTEE	AUDITING COMMITTEE	REMUNERATION AND APPOINTMENTS COMMITTEE	COMPLIANCE COMMITTEE
CHAIRMAN				
Carlos Álvarez Jiménez	First Vice-Chairman	First Vice-Chairman	First Vice-Chairman	–
EXECUTIVE VICE-CHAIRMAN & C.E.O.				
Domingo Sugranyes Bickel	Chairman	Chairman	Chairman	–
SECOND VICE-CHAIRMAN				
Florentino Braña Valdés	Second Vice-Chairman	Second Vice-Chairman	Second Vice-Chairman	Chairman
MEMBERS				
Julio Caubín Hernández	–	–	–	–
Juan Fernández-Layos Rubio	–	–	Member	–
Rafael Galarraga Solores	Member	–	–	–
Santiago Gayarre Bermejo	Member	–	–	–
Dieter Göbel	–	–	–	–
Luis Hernando de Larramendi y Martínez	–	Member	Member	Member
Sebastián Homet Duprá	–	–	–	–
Manuel Jesús Lagares Calvo	–	–	–	Member
Alberto Manzano Martos	Member	–	–	–
José Manuel Martínez Martínez	–	–	–	–
Antonio Miguel-Romero de Olano	Member	Member	–	–
Filomeno Mira Candel	Member	–	–	–
Alfonso Rebuelta Badías	Member	Member	Member	Member
Felipe Rodrigo Zarzosa	–	–	–	–
Pedro Unzueta Uzcanga	–	–	–	Member
DIRECTOR & SECRETARY				
José Manuel González Porro	Member & secretary	Member & secretary	Member & secretary	–

(*) Includes appointments and re-elections proposed for approval at the Annual General Meeting.

CONSOLIDATED
MANAGEMENT REPORT 2000

MAIN CONSOLIDATED DATA (Millon Euros)

	1996	1997	1998	1999	2000
Income					
Insurance and Reinsurance Premiums	1,933.7	2,551.3	2,623.7	2,723.3	**4,202.4**
Financial Income and Other Income	467.8	562.0	630.8	619.1	**755.6**
Investments and Cash & Banks					
Fixed Assets	513.7	587.5	524.4	530.5	**534.8**
Securities	2,042.0	2,403.9	2,786.4	3,256.5	**6,004.1**
Cash and Banks	185.3	239.0	387.9	463.7	**333.1**
Others	1,045.8	1,322.3	1,070.4	1,099.8	**1,446.6**
Total	3,786.8	4,552.7	4,769.0	5,350.4	**8,318.6**
Return on equity (%)	7.8	7.5	7.5	7.7	8.2

FUNDS UNDER MANAGEMENT

	1996	1997	1998	1999	2000
MAPFRE INVERSION					
Investment funds	1,130.9	1,511.3	1,871.8	2,093.9	**2,178.4**
MAPFRE VIDA PENSIONES					
Pension funds	168.3	247.1	322.3	367.7	**457.9**
CORPORACION MAPFRE (Consolidated)					
Shareholders' Equity	754.9	831.2	861.7	906.4	**1,120.8**
Mathematical Reserves Life	2,198.4	2,501.3	2,736.1	2,996.4	**5,672.5**
Other technical reserves	1,199.0	1,621.9	1,787.6	2,112.6	**2,869.5**
Other funds	92.1	95.8	122.5	136.0	**189.4**
TOTAL	5,543.5	6,808.5	7,702.0	8,612.9	12,488.5

INSURANCE AND REINSURANCE PREMIUMS

5.000,0
4.000,0
3.000,0
2.000,0
1.000,0
0
1,933.7
2,551.3
2,623.7
2,723.3
4,202.4
1996
1997
1998
1999
2000

FUNDS UNDER MANAGEMENT

14,000.0
12,000.0
10,000.0
8,000.0
6,000.0
4,000.0
2,000.0
0
5,543.5
6,808.5
7,702.0
8,612.9
12,488.5
1996
1997
1998
1999
2000

Figures in million Euros.
This information does not form part of the Consolidated Management Report.

STOCK MARKET INFORMATION

	1996	1997	1998	1999	2000
Capitalisation as at 31 December (million euros)	1,438	1,470	1,400	988	**1,229**
Number of Shares in Issue*	60,513,682	60,521,512	60,521,512	60,521,512	**60,521,512**
Price Earnings Ratio	25	24	22	14	**13**
Adjusted Earnings per Share (euros)*	1.00	1.03	1.07	1.15	**1.52**
Dividend per Share (euros)*	0.53	0.53	0.55	0.55	**0.57**
Yield (%)	2.20	2.20	2.40	3.30	**2.80**
Average Daily Number of Shares Traded*	121,286	172,474	211,297	170,832	**223,814**
Average Daily Effective Value (million euros)	2.30	4.00	5.70	3.20	**3.70**

(*) Figures adjusted to split on 22nd December 1997.

SHARE HOLDING (%)

	1996		1997		1998		1999		2000	
	%	Núm.	%	Núm.	%	Núm.	%	Núm.	%	Núm.
MAPFRE Mutualidad	52.7	1	52.2	1	52.0	1	55.1	1	**55.5**	**1**
Other MAPFRE entities	1.9	8	1.8	7	2.0	7	2.1	8	**2.5**	**8**
Investors with a shareholding over 0.1%										
Spanish	4.0	21	4.6	23	4.2	21	5.2	25	**4.1**	**18**
Foreing	28.2	37	24.8	41	26.1	36	18.6	39	**23.1**	**39**
Investors with a shareholding under 0.1%										
Spanish	10.5	5,944	13.8	9,276	12.7	13,688	16.4	18,674	**11.8**	**13,308**
Foreing	2.7	255	2.8	319	3.0	429	2.6	477	**3.0**	**413**
TOTAL	100	6,266	100	9,667	100	14,182	100	19,224	100	13,787

SHARE PRICE EVOLUTION 1996-2000
CORPORACIÓN MAPFRE - IBEX 35 - IBEX FINANCIERO (FINANCIAL IBEX)


Traded amount
Corporación Mapfre
Ibex Financiero
Ibex 35
Stock market price (Average monthly price - euros)
Traded amount
60,00
50,00
40,00
30,00
20,00
10,00
0,00
1.600.000
1.400.000
1.200.000
1.000.000
800.000
600.000
400.000
200.000
0
1996
1997
1998
1999
2000

SUMMARY OF CONSOLIDATED ANNUAL ACCOUNTS

BALANCE SHEET	1996	%	1997	%	1998	%	1999	%	2000	%
ASSET										
Uncalled Share Capital	–	–	–	–	0.4	–	1.7	–	**0.9**	–
Fixed Assets	75.4	1.6	116.9	2.1	103.3	1.7	109.4	1.6	**139.7**	1.2
Investments	3,601.5	77.0	4,313.7	75.7	4,381.2	70.8	4,886.7	69.5	**7,985.5**	71.3
Investments on account of policy holders assuming investment risk	–	–	–	–	2.7	–	54.6	0.8	**509.7**	4.5
Consolidation Goodwill	13.3	0.3	19.7	0.3	33.2	0.5	39.5	0.6	**290.7**	2.6
Technical Reserves for Reinsurance	199.4	4.3	242.0	4.2	312.5	5.0	342.1	4.9	**409.0**	3.6
Accounts receivable, Accruals and cash	786.5	16.8	1,002.8	17.6	1,357.5	21.9	1,597.0	22.7	**1,869.9**	16.7
Total Assets	4,676.1	100	5,695.1	100	6,190.8	100	7,031.0	100	**11,205.3**	100
LIABILITIES										
Shareholders' Equity	754.9	16.1	831.2	14.6	861.7	13.9	906.4	12.9	**1,120.8**	10.0
Minority Interests	108.1	2.3	161.5	2.8	214.3	3.5	263.5	3.7	**607.0**	5.4
Negative Differences on consolidation	15.0	0.3	15.1	0.3	11.3	0.2	2.3	–	**4.0**	–
Technical Reserves	3,397.4	72.7	4,123.2	72.4	4,520.9	73.0	5,054.3	71.9	**8,032.3**	71.7
Technical reserves relating to life insurance when investment risk is assumed by policy holders	–	–	–	–	2.7	–	54.6	0.8	**509.7**	4.5
Provisions for Liabilities and Expenses	22.5	0.5	26.7	0.5	52.1	0.8	63.6	0.9	**70.6**	0.6
Deposits Received from Reinsurance	66.3	1.4	66.0	1.2	66.4	1.1	68.3	1.0	**69.5**	0.6
Accounts Payable and Accrued liabilities	311.9	6.7	471.4	8.3	461.3	7.5	617.9	8.8	**791.4**	7.1
Total Liabilities	4,676.1	100	5,695.1	100	6,190.8	100	7,031.0	100	**11,205.3**	100

TOTAL CONSOLIDATED ASSETS

14,000.0
12,000.0
10,000.0
8,000.0
6,000.0
4,000.0
2,000.0
0

4,676.1
5,695.1
6,190.8
7,031.0
11,205.3

1996 1997 1998 1999 2000

CONSOLIDATED SHAREHOLDERS' FUNDS

1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0

754.9
831.2
861.7
906.4
1,120.8

1996 1997 1998 1999 2000

Figures in million Euros.
Source: Half-yearly reports submitted to the Comisión Nacional del Mercado de Valores.
This information does not form part of the Consolidated Management Report.

MAIN ITEMS OF PROFIT AND LOSS ACCOUNT

	1996	%	1997	%	1998	%	1999	%	2000	%
Net Earned Premiums	1,648.8	100	2,166.3	100	2,324.1	100	2,367.4	100	**3,778.1**	100
Technical Expenses	(1,359.3)	82.4	(1,739.9)	80.3	(1,890.8)	81.4	(1,935.1)	81.7	**(3,242.8)**	85.8
Commissions and Other Operating Expenses	(580.3)	35.2	(780.2)	36.0	(842.5)	36.3	(800.7)	33.8	**(847.2)**	22.4
Technical-Financial Result	75.8	4.6	86.1	4.0	81.4	3.5	101.6	4.3	**142.3**	3.8
Ordinary Results	82.8	5.0	94.4	4.4	82.2	3.5	113.9	4.8	**184.4**	4.9
Profit before Taxes and Minority interests'	106.5	6.5	118.0	5.4	115.5	5.0	132.8	5.6	**200.0**	5.3
Corporation Tax	(31.4)	1.9	(37.3)	1.7	(34.7)	1.5	(40.0)	1.7	**(59.0)**	1.6
Result attributable to minority interests	(16.5)	1.0	(18.5)	0.9	(16.0)	0.7	(22.9)	1.0	**(49.1)**	1.3
Consolidated Result Attributable to controlling Company	58.5	3.5	62.2	2.9	64.8	2.8	69.9	3.0	**91.9**	2.4

EMPLOYEES BY GEOGRAPHICAL AREAS

	31-12-99	31-12-00
SPAIN	4,172	4,084
REST OF EUROPE	297	343
LATIN AMERICA	6,343	5,504
OTHER COUNTRIES	237	211
TOTAL	11,049	10,142

SHARE PRICE EVOLUTION 1st JANUARY - 31st DECEMBER 2000
CORPORACIÓN MAPFRE - IBEX 35 - IBEX FINANCIERO (FINANCIAL IBEX)


Traded amount
Corporación Mapfre
Ibex 35
Ibex Financiero
Stock market price (Average weekly price - euros)
Traded amount
22,00
20,00
18,00
16,00
14,00
12,00
10,00
4.000.000
3.000.000
2.000.000
1.000.000
0
january
february
march
april
may
june
july
august
september
october
nov.
dec.

Figures in million Euros.
Source: Half-yearly reports submitted to the Comisión Nacional del Mercado de Valores.
This information does not form part of the Consolidated Management Report.



CONSOLIDATED MANAGEMENT REPORT 2000

CORPORACION MAPFRE is the holding company for the main companies owned by SISTEMA MAPFRE. It has majority stakes in 35 companies in Spain and 119 in another 32 countries, in addition to non-controlling interests in another 21 affiliates and associated companies. CORPORACION MAPFRE is SISTEMA MAPFRE's main vehicle for raising funds in the capital markets and for sharing its development and expansion with investors.

CORPORACION MAPFRE consolidates the insurance and reinsurance companies in which it has direct or indirect control by the global integration method. Companies operating in other areas of business, such as fund management, real estate and security services, are consolidated by the equity method.

SHAREHOLDER BODY

As at 31 December 2000, MAPFRE MUTUALIDAD owned 55.5% of the shares of CORPORACION MAPFRE, 18.4% of the share capital was controlled by another 13,334 Spanish shareholders, and the remaining 26.1% held by 452 foreign investors. The total number of shareholders in 2000 declined from 19,224 to 13,787.

At year-end 2000, CORPORACION MAPFRE'S board of directors held 57.6% of the outstanding shares.

STAFF

CORPORACION MAPFRE and its subsidiaries and affiliates ended 2000 with total staff of 10,142 employees, 907 fewer than in 1999. The main changes in headcount entailed an 878 reduction, owing to the exclusion of MAPFRE AMERICA VIDA from the group's consolidation perimeter, and a 202 employee increase from the CAJA MADRID companies integrated in MAPFRE-CAJA MADRID HOLDING.

Of the total 10,142 employees, 4,084 were employed in Spain and 6,058 abroad, particularly in Brazil (1,105), Mexico (1,079), Venezuela (945), Argentina (600), Puerto Rico (461), Colombia (423) and Chile (366).

FINANCIAL HIGHLIGHTS OF 2000

Consolidated revenues in 2000 for CORPORACION MAPFRE and its insurance and reinsurance subsidiaries amounted to Pta 824,940 million, of which Pta 458,577 million were from its domestic operations and Pta 366,363 million from its activities abroad. The breakdown of revenues by type of business is as follows:

TOTAL REVENUES

	Pta million	
	2000	1999
Companies operating primarily in Spain		
Premiums issued and accepted	392,668	191,318
Income from investments	60,023	45,100
Other	5,886	5,059
Companies operating primarily abroad		
Direct insurance premiums	226,503	194,603
Accepted reinsurance premiums	59,545	51,259
Assistance premiums and income	26,492	21,679
Income from investments	45,652	41,043
Other	8,171	3,946

Consolidated premiums and assistance income in 2000 rose by 53.7%, fuelled by the inclusion of CAJA MADRID companies in the year's second half (Pta 78,325 million) and contracts for the externalisation of pension fund commitments signed by MAPFRE VIDA (Pta 114,468 million).

Funds managed (technical provisions from the insurance business, pension funds, mutual funds, shareholders' equity and other funds under management) reached Pta 2,077,905 million, 45.0% higher than the prior-year figure.

Net attributable profit advanced 31.4% to Pta 15,291 million. The breakdown by area and business is as follows:

CONSOLIDATED PROFIT AND LOSS

	Pta million	
	2000	1999
Companies operating primarily in Spain		
Direct insurance	22,593	17,992
Brokerage and fund management	3,918	2,584
Other	551	310
Subtotal	27,062	20,886
Companies operating primarily abroad		
Direct insurance	2,660	(2,108)
Accepted reinsurance	2,064	1.179
Assistance	654	547
Other	(69)	(88)
Subtotal	5,309	(470)
Total results from subsidiaries	**32,371**	**20,416**
Goodwill amortisation and portfolio acquisition	(1,819)	(620)
Results from holding (non-consolidated)	12.455	8.038
Consolidation adjustments	(9,734)	(5,737)
Profit before tax and minority interests	33,272	22,097
Tax	(9,816)	(6,658)
Profit after tax	23,456	15,439
Minority interests	(8,165)	(3,802)
Net attributable profit	15,291	11,637
Adjusted earnings per share (Pta)	252.7	192.3

Profits from group companies operating primarily in Spain increased by 30% in 2000, while group companies operating primarily abroad registered a profit of Pta 5,309 million, compared with a loss of Pta 470 million in 1999.

The contribution from subsidiaries to consolidated profit after tax, minority interests, amortisation of goodwill and portfolio acquisition costs in 2000 compared with 1999 is given in the following table:

RESULTS FROM SUBSIDIARY COMPANIES

	Pta million	
	2000	1999
Fully-consolidated subsidiaries		
MAPFRE-CAJA MADRID		
MAPFRE VIDA (1)	14,926	12,568
MAPFRE SEGUROS GENERALES	9,784	7,323
MAPFRE CAJA SALUD	300	–
MAPFRE CAUCIÓN Y CRÉDITO	852	685
Expenses from holding and consolidation adjustments	68	–
Total	**25,930**	**20,576**
OTHER SUBSIDIARIES		
MAPFRE RE	2,064	1,179
MAPFRE AMERICA	2,726	376
MAPFRE ASISTENCIA	654	547
MAPFRE AMERICA VIDA	–	(2,151)
Other	(2)	(404)
Equity-accounted subsidiaries		
BANCO MAPFRE	131	139
MAPFRE INMUEBLES	416	419
GESMADRID	368	–
CAJA MADRID PENSIONES	85	–
CAJA MADRID BOLSA	128	–
Other	(129)	(265)
Total	32,371	20,416

(1) Includes results from CAJA MADRID VIDA and equity-accounted results from MAPFRE INVERSION.

The consolidated profit and loss accounts include a goodwill charge of Pta 1,819 million, which consisted of intangible implicit capital gains (goodwill) paid in the acquisition of equity stakes. In accordance with prevailing legislation, goodwill is amortised over a maximum period of 20 years and portfoliò acquisition costs over a period of 10 years.

The following table shows the impact of non-recurring items on CORPORACION MAPFRE's consolidated results in 2000:

CORPORACIÓN MAPFRE
Main non-recurring items

	Before tax and minorities	After tax and minorities
Negative		
Higher cost from 1999 storms (MAPFRE RE)	(2,300)	(1,241)
New mortality schedules (MAPFRE VIDA)	(1,546)	(513)
Positive		
Proceeds from sale of MAPFRE AMERICA VIDA and corresponding consolidation adjustments	6,220	3,401
Proceeds from sale of BANCO MAPFRE shares	1,355	682

The main realised gain in 2000 came from the sale to MAPFRE MUTUALIDAD of shares in MAPFRE AMERICA VIDA, which was 62.5% owned by CORPORACION MAPFRE, 25% by MAPFRE VIDA and 12.5% by MAPFRE RE. MAPFRE AMERICA VIDA was valued by actuarial consultants Bacon & Woodrow for this transaction. The other non-recurring profit booked in 2000 entailed proceeds from the disposal of a 20% stake in BANCO MAPFRE pursuant to the agreements with CAJA MADRID.

Conversely, consolidated earnings were negatively affected by the impact of storms in Europe in December 1999 on the reinsurance business, the final cost of which was not communicated by the ceding companies until the second half of the year, and by the early write-off of the impact of the mandatory application of new mortality schedules for the life branch pursuant to the decision by MAPFRE VIDA and CAJA MADRID VIDA to include half of the total adjustment in 2000 results even though prevailing legislation allows the cost to be amortised over a period of up to 14 years.

Consolidated figures were also heavily impacted by the creation of MAPFRE CAJA MADRID Holding de Entidades Aseguradoras S.A., which on 30 June 2000 incorporated the direct insurance holdings of CORPORACION MAPFRE and CORPORACION CAJA MADRID in Spain and Portugal. For illustrative purposes, the following table shows pro forma profit before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests of the holding company's current subsidiaries for full-year 2000, although accounting-wise the holding's shareholder structure only has effect in the second half of the year.

MAPFRE CAJA MADRID HOLDING SUBSIDIARIES

	Pta million
MAPFRE VIDA	
MAPFRE VIDA	15,008
CAJA MADRID VIDA	2,853
Adjustment for mortality schedule	(1,642)
Total	**16,219**
MAPFRE SEGUROS GENERALES	
MAPFRE SEGUROS GENERALES	9,784
CAJA MADRID SEGUROS GENERALES (First Half 2000)	252
Total	**10,036**
MAPFRE CAJA SALUD	908
MAPFRE CAUCION Y CREDITO	852

SHAREHOLDERS' EQUITY

Shareholders' equity, including the stake of minority shareholders in group subsidiaries, reached Pta 287,481 million, a 47.7% increase over 1999. Of this amount, Pta 186,486 million corresponded to CORPORACION MAPFRE shareholders. Consolidated shareholders' equity per share was Pta3,081 at year-end, compared with Pta2,492 million at the end of 1999.

RELEVANT EVENTS

NEW AGREEMENT WITH CAJA MADRID

On 31 March 2000 a new framework agreement was signed between SISTEMA MAPFRE and CAJA MADRID, which extended the strategic alliance between the two groups through the merger of their respective insurance activities in Spain, the acquisition by CAJA MADRID of a controlling interest in BANCO MAPFRE and by CORPORACION MAPFRE of stakes in CAJA MADRID's brokerage and mutual and pension fund subsidiaries, and the full and reciprocal co-operation of the groups' sales networks in the distribution of insurance and banking products.

Pursuant to this agreement, on 16 February 2000, the MAPFRE CAJA MADRID Holding de Entidades Aseguradoras S.A. holding company was set up by CORPORACION MAPFRE (51%) and CORPORACION FINANCIERA CAJA MADRID (49%), to which both groups contributed majority stakes in their Spanish insurance companies. On 30 March 2000, the new holding company launched a tender offer for MAPFRE VIDA's shares in the hands of the public (representing 28.356% of the share capital), acquiring through it and directly on the market a total of 9,578,983 shares for an investment of Pta 51,808 million, implying an average cost of 32.51 euros per share.

At the date of the preparation of the present consolidated management report, MAPFRE CAJA MADRID Holding de Entidades Aseguradoras S.A. has a share capital of Pta 40,722 million and shareholders' equity of Pta 119,924 million, and owns stakes in the following subsidiaries:

- 99.15% of MAPFRE VIDA, which owns 100% of CAJA MADRID VIDA.
- 90.68% of MAPFRE SEGUROS GENERALES, which as from 29 December 2000 includes the portfolio, assets, liabilities and personnel of CAJA MADRID SEGUROS GENERALES.
- 100% of MAPFRE CAUCION Y CREDITO.
- 99.98% of MAPFRE CAJA SALUD.

During the course of the first half of 2001, the planned operations to structure the activities of the holding company's subsidiaries will be completed through:

- the integration in MAPFRE VIDA of the portfolio, assets, liabilities and personnel of CAJA MADRID VIDA.
- the contribution to MAPFRE CAJA SALUD of MAPFRE VIDA's health insurance portfolio, along with the inherent assets, liabilities and personnel of the same.

Concurrent with the development of the aforementioned corporate operations, the required work to structure and unify the operational management of the merged companies has been carried out, for which a series of specific task forces have been set up in the areas of sales, information technology, underwriting administration and investments, co-ordinated by the general management of MAPFRE CAJA MADRID HOLDING.

The execution of the framework agreement between MAPFRE and CAJA MADRID finalised with the following operations:

- The sale of 20% of BANCO MAPFRE by CORPORACION MAPFRE for Pta 7,086 million.
- The acquisition by CORPORACION MAPFRE of 30% stakes in GESMADRID, CAJA MADRID BOLSA and CAJA MADRID PENSIONES through a series of rights issues, for a total consideration of Pta 4,011 million.

INVESTMENTS IN GROUP COMPANIES

In addition to the operations mentioned in the preceding section, in 2000 CORPORACION MAPFRE invested a total of Pta 17,566 million in Group and associated companies, of which the most significant operations were:

- MAPFRE AMERICA's Pta 8,125 million capital increase, which enabled the Company to subscribe to the rights issues and acquire additional stakes in its subsidiaries in Argentina, Colombia, El Salvador, Puerto Rico, Florida, Peru, Paraguay and Uruguay.
- MAPFRE ASISTENCIA's Pta 1,000 million capital increase to fund the company's continued international expansion.
- The acquisition of minority stakes in MAPFRE SEGUROS GENERALES and MAPFRE CAUCION Y CREDITO prior to the incorporation of these companies in MAPFRE CAJA MADRID HOLDING de Entidades Aseguradoras S.A.
- The Pta 759 million capital increase carried out by PROGRESS INSURANCE S.p.A.'s prior to the sale of a 51% stake in the company to MIDDLE SEA (Malta).

FUNDING

The aforementioned investments were financed with the Pta 8,750 million in proceeds obtained by CORPORACION MAPFRE from the sale of 62.5% of MAPFRE AMERICA VIDA, the Pta 7.086 million received from the sale of the stake in BANCO MAPFRE and cash contributions made by CORPORACION FINANCIERA CAJA MADRID to MAPFRE CAJA MADRID Holding de Entidades Aseguradoras S.A., which were used to acquire the shares of MAPRE VIDA in the hands of the public.

Consolidated debt with credit entities by CORPORACION MAPFRE and its subsidiaries as at 31 December 2000 stood at Pta 13,179 million, equivalent to 7% of consolidated shareholders' equity, compared with 9% at year-end 1999.

STOCK MARKET PERFORMANCE

Shares of CORPORACION MAPFRE traded for 249 days on the Spanish electronic market in 2000, implying a trading frequency of 100%. A total of 55,729,784 shares changed hands, compared with 42,707,977 in 1999, an increase of 30% in trading volume. The effective value of these transactions was Pta 153,329 million, against Pta 133,785 million in 1999, an increase of 15%.

Despite the positive reaction in February 2000 following the announcement of the new framework agreement between MAPFRE and CAJA MADRID, CORPORACION MAPFRE's shares had a disappointing performance in the first half of the year, in line with the previous year. After the stock was excluded from the Ibex 35 index on 1 July 2000 and following the release of First Half results 2000, which confirmed expectations of sharp growth in earnings, the shares began to regain positions, ending the year at 20.30 euros per share, 24% higher than the last quoted price of 1999.

The yield on dividends paid throughout the year was 3.4% over the average share price in 2000. At the end of the year, 12 Spanish and international investment banks rated the stock a «Buy» compared with three «Hold» and no «Sell» recommendations.

INVESTOR RELATIONS

CORPORACION MAPFRE's general management, finance management and investor relations department went to great lengths to expand communication with analysts and investors. Quarterly results were presented at meetings with analysts in Madrid and London, providing comprehensive complementary information, which was communicated simultaneously to the public through the Spanish Stock Exchange Commission (the *Comisión Nacional del Mercado de Valores*).

During the year, direct contact was held with 14 Spanish institutional investors and fund managers and 45 institutional investors and fund managers in Germany, the United States, France, Italy, the Netherlands, the United Kingdom and Switzerland, while CORPORACION MAPFRE received at its headquarters 49 visits from analysts and institutional investors from a number of countries.

Since the first quarter of 2000, CORPORACION MAPFRE has a web page providing investors with information in Spanish and English and access to all information made public by the Company in the last few months.

EXTERNAL AUDIT

The 2000 Consolidated Annual Accounts have been audited by Ernst & Young. Their report is included in this management report. The estimated cost of the external audit for CORPORACION MAPFRE and its subsidiaries, both in Spain and abroad, is Pta 341 million.

SUBSIDIARY AND AFFILIATE ACTIVITIES

Subsidiary activities are described later on in this report under the chapter entitled «Information on Operating Units.» In order to give an overview of activities, the main operating data of the consolidated group are provided hereafter.

COMPANIES OPERATING PRIMARILY IN SPAIN

Premium income in 2000 from Group companies operating primarily in Spain, currently integrated in MAPFRE CAJA MADRID Holding de Entidades Aseguradoras S.A., is as follows:

CONSOLIDATED PREMIUMS WRITTEN

	Pta million		
	2000	1999	% Chg 2000/1999
MAPFRE VIDA	211,359	104,972	101.3
Regular premiums	76,408	77,450	(1.3)
Single premiums	124,263	18,320	578.3
Non-life	10,688	9,202	16.1
CAJA MADRID VIDA	187,055	128,709	45.3
Regular premiums	9,981	84,169	(88.1)
Single premiums	177,074	44,540	297.6
SEGUROS GENERALES	100,085	84,186	18.9
MAPFRE SEGUROS GENERALES	50,253	43,133	16.5
CAJA MADRID Seguros Generales	7,303	6,299	15.9
MAPFRE INDUSTRIAL	24,710	21,610	14.3
MAPFRE GUANARTEME	17,819	13,144	35.6
MAPFRE CAJA SALUD	18,193	15,116	20.4
MAPFRE CAUCION Y CREDITO	10,117	8,332	21.4
TOTAL	**526,809**	**341,315**	**54.3**

The figures from premiums in the preceding table include all premiums written in 2000. However, for the companies belonging to CAJA MADRID integrated as from 1 July 2000, the consolidated figures only reflect premiums written in the year's second half, in line with prevailing accounting regulations. The amount of premiums also includes figures from the branch offices in Portugal of MAPFRE VIDA (Pta 5,090 million) and MAPFRE CAUCION Y CREDITO (Pta 745 million).

Technical reserves from the life unit amounted to Pta 1,020,804 million, an increase of 36.9% from 1999. The volume of pension funds managed by MAPFRE VIDA PENSIONES reached Pta 76,183 million, 25% higher than the previous year.

The volume of mutual funds under management by MAPFRE INVERSION, a subsidiary of MAPFRE VIDA, increased by 4% to Pta 362,462 million, with 107,550 unit holders at year-end.

The MAPFRE INMUEBLES real estate subsidiary reported a 22% decline in consolidated revenues, to Pta 5,206 million.

COMPANIES OPERATING PRIMARILY ABROAD

The direct insurance subsidiaries of CORPORACION MAPFRE wrote total premiums worth Pta 221,015 million, signalling a 27.3% increase from the previous year (20.29% in local currency terms), and of MAPFRE ASIAN (the Philippines) worth Pta 1,967 million, an increase of 3.3%. The bulk of CORPORACION MAPFRE's life insurance business was transferred at the beginning of the year through the sale to MAPFRE MUTUALIDAD of the shares in MAPFRE AMERICA VIDA. However, the life and non-life businesses in El Salvador, Mexico and Venezuela have yet to be separated. The detail and movement of consolidated premiums in 2000 is as follows:

CONSOLIDATED PREMIUMS WRITTEN (1)

	Pta million	
	2000	1999
MAPFRE AMERICA		
MAPFRE ARGENTINA	32,859	28,259
VERA CRUZ SEGURADORA (Brazil)	46,623	30,834
MAPFRE SEGUROS GENERALES DE COLOMBIA	6,337	9,232
MAPFRE CHILE SEGUROS GENERALES	8,415	8,274
LA CENTROAMERICANA (El Salvador)	4,115	3,575
MAPFRE FLORIDA (U.S.A.)	3,614	3,284
SEGUROS TEPEYAC (Mexico)	45,547	35,131
MAPFRE PARAGUAY	1,662	1,988
MAPFRE PERU	3,588	2,775
GRUPO PRAICO (Puerto Rico)	30,094	23,183
MAPFRE URUGUAY	2,105	1,561
LA SEGURIDAD (Venezuela)	36,056	29,155
Subtotal	**221,015**	**173,676**
MAPFRE AMERICA VIDA	–	16,368
OTHER		
MAPFRE ASIAN (Philippines)	1,967	1,900
TOTAL	222,982	191,944

(1) All companies appearing in the preceding table are included in the consolidated accounts of CORPORACION MAPFRE in accordance with the global integration method.

MAPFRE RE and its subsidiaries booked accepted reinsurance premiums of Pta 100,881 million, an increase of 11.9% from the previous year. Net premiums written amounted to Pta 69,467 million, equivalent to 68.9% of gross premiums written. Of the total, 32% corresponded to Spain, 34% to Latin America, 21% to Europe and 9% to the United States, with the remaining 4% coming from other geographical areas.

MAPFRE ASISTENCIA and its subsidiaries posted consolidated premium income in 2000 of Pta 32,709 million. This figure, which includes revenues from equity-accounted companies, was 25% higher than in 1999. Of the total, 32% came from the company's operations in Spain, 53% from Latin America, 11% from other countries in Europe and 4% from other countries. MAPFRE ASISTENCIA operates through subsidiaries and branch offices in 29 countries.

The table in the following page provides the main management ratios of the non-life subsidiaries of CORPORACION MAPFRE, showing *before reinsurance* the percentages of total expenses over gross premiums written, as well as claims incurred, over gross premiums earned. The right-hand columns show the *combined ratio* commonly used by analysts, which measures performance *after ceded reinsurance* (expenses as a percentage of net premiums written and net claims incurred as a percentage of net premiums earned). Figures for MAPFRE CAUCION Y CREDITO include net income from the sale of credit opinions that, while classified as *non-technical*, are included in operating profit.

GOVERNING BODIES

Board member Julio Castelo Matran, Chairman of SISTEMA MAPFRE, is expected to tender his resignation on 21 April 2001. At the end of 2000, Mr. Castelo announced his decision to voluntarily step down from all of his duties on said date, putting an end to a long and distinguished profession career at SISTEMA MAPFRE. The board of directors of CORPORACION MAPFRE fully support the well-deserved tribute that the senior management bodies of SISTEMA MAPFRE are paying to him, and believe it necessary to underscore their gratitude for his valuable contribution as a board member and the support which, through his important responsibilities in SISTEMA MAPFRE, he has always given to CORPORACION MAPFRE.

The new Chairman of SISTEMA MAPFRE, José Manuel Martínez Martínez, will step down from his duties as Vice-Chairman of the board of directors and member of the management committee of CORPORACION MAPFRE upon his appointment on 21 April 2001. The board of directors duly expresses its gratitude to him for his long and effective co-operation.

On the same date, Mr. Domingo Sugranyes Bickel will be appointed to fill the post of Executive Vice-Chairman of the board of directors and President of the executive committee.

Board member Santiago Gayarre Bermejo is excluded from the board of directors following the expiration of the four-year term for which he was elected. His re-election will be submitted for approval at the general shareholders' meeting, alongside the candidacy of Mr. Sebastián Homet Duprá as a new board member.

SUBSIDIARY FIGURES AS AT 31 DECEMBER 2000
(Consolidated)

	GROSS EXPENSE RATIO (%) (1)		GROSS CLAIMS RATIO (%) (2)		COMBINED RATIO (%) (3)	
	31.12.00	31.12.99	31.12.00	31.12.99	31.12.00	31.12.99
MAPFRE SEGUROS GENERALES	23.7	22.0	70.9	71.6	93.4	92.7
MAPFRE CAUCION Y CREDITO	32.4	31.7	53.4	53.0	98.1 **(4)**	75.3 **(4)**
MAPFRE CAJA SALUD	11.5	–	86.2	–	97.7	–
MAPFRE RE	29.8	30.7	75.2	78.8	106.8	115.3
MAPFRE ASISTENCIA	12.3	11.0	86.5	84.7	98.3	95.7
MAPFRE AMERICA	30.2	29.9	70.7	77.7	106.0	108.1
MAPFRE ARGENTINA	28.8	27.5	73.7	78.5	104.7	109.1
VERA CRUZ (Brazil)	34.9	35.5	71.1	75.4	107.2	113.4
MAPFRE SEGUROS GENERALES DE COLOMBIA	43.5	37.0	79.2	94.4	130.3	139.4
MAPFRE CHILE SEGUROS	32.3	32.0	69.3	82.7	108.5	106.3
LA CENTROAMERICANA (El Salvador)	30.6	–	58.3	–	92.2	–
SEGUROS TEPEYAC (Mexico)	26.9	27.5	70.7	75.4	96.0	94.9
MAPFRE PARAGUAY	33.9	30.9	86.0	92.9	122.3	113.0
MAPFRE PERU	40.5	38.3	60.9	60.4	142.9	122.1
GRUPO PRAICO (Puerto Rico)	22.7	21.9	67.1	67.4	107.1	105.6
MAPFRE URUGUAY	34.1	34.7	60.4	78.9	108.8	112.6
MAPFRE FLORIDA (USA)	38.8	35.4	103.7	87.5	151.4	129.3
LA SEGURIDAD (Venezuela)	28.7	28.6	69.2	82.7	101.3	108.1
MAPFRE ASIAN	27.4	32.4	43.8	67.2	93.5	114.0

(1) Total expenses/gross premiums written and accepted.
(2) Claims incurred on direct insurance and accepted reinsurance/gross premiums written.
(3) Total expenses/net premiums written + claims/net premiums earned.
(4) Expenses include the net effect of the purchase of information and the sale of credit opinions.

SUBSEQUENT EVENTS

ACQUISITION OF FINISTERRE

On 8 January 2001, MAPFRE SEGUROS GENERALES reached an agreement to acquire all shares in the companies comprising Grupo FINISTERRE, which includes the FINISTERRE and ORIENTE insurance companies and a number of ancillary companies. In the future, FINISTERRE will operate as a dedicated burial insurance business. The intention is for FINISTERRE to receive the burial insurance portfolio of MAPFRE SEGUROS GENERALES and transfer its household insurance portfolio to MAPFRE SEGUROS GENERALES and its life portfolio to MAPFRE VIDA.

MAPFRE FINISTERRE, as the company will be renamed, will thus consolidate its position as the third largest burial insurance company in Spain, with annual premiums in excess of Pta 27,000 million, a 15% market share and over 3 million policyholders. The maximum estimated investment will be Pta 25,500 million.

BOND ISSUE

At the Extraordinary Shareholders' Meeting of 1 March 2001, approval was given to hold a €275 million 10-year bond issue, comprised of 2,750 bonds with a face value of €100,000 each. CAJA MADRID and SOCIÉTÉ GÉNÉRALE will act as co-lead managers in the underwriting of this issue. The securities will be placed among institutional investors in Spain and other countries of the European Union. The funds obtained will be used to make a number of acquisitions, based on the strategic goals and profitability objectives set by the board of directors.

FUTURE PROSPECTS AND OBJECTIVES

In December 2000, CORPORACION MAPFRE publicly announced the following strategic objectives for the coming years:

- To increase ROE from 9% in 2001 to 14% by 2005
- To boost revenues by 11.9% p.a. from 2001 to 2005
- To reinforce its leadership position in the Iberian Peninsula through new products and, as necessary, acquisitions of companies that complement its current operations.
- To increase sales from its banking channel in Spain, within the framework of the agreements with CAJA MADRID

• To achieve a technical profit in the non-life business in Latin America and increase its market share in Latin American countries with strong growth potential

• To increase the volume and profitability of the reinsurance business and MAPFRE ASISTENCIA's operations

In line with these objectives, CORPORACION MAPFRE has publicly announced the following sales and profit forecasts:

GROWTH AND PROFITABILITY TARGETS
(Pta million)

YEAR	Shareholders' equity at 1 January	Premiums*	Profit before tax and minorities**	Net attributable profit**	
				Amount	% on equity
2001	186,486	1,096,000	41,000	17,200	9.2
2002	206,000	923,000	49,000	21,000	10.2
2003	220,000	1,049,000	58,000	25,000	11.4
2004	236,000	1,178,000	68,000	30,000	12.7
2005	255,000	1,327,000	80,000	35,000	13.7

* Including in 2001 premiums from SEPI and other externalised pension fund commitments for a total of Pta 250,000 million, which are not repeated in subsequent years.

** These earnings forecasts do not include any significant amount of proceeds from disposals.

INFORMATION ON SUBSIDIARIES

COMPANIES OPERATING PRIMARILY IN SPAIN

LIFE INSURANCE UNIT*

According to initial estimates, the Spanish life insurance industry fared extremely well in 2000, with total premiums written in the sector amounting to around Pta 4 trillion, an increase of 40% from 1999. The life insurance industry is clearly the main driver to growth in insurance in Spain and one of the most dynamic components of the Spanish economy, outstripping GDP growth by tenfold.

The strong pace of growth in 2000, as was the case in 1999, was primarily underpinned by the boom in the sale of unit-linked products, which nearly doubled the year-earlier figure and represented practically 40% of premiums in the year.

Another major contributor to sector expansion was the effective beginning of the externalisation of employee pension fund commitments by Spanish corporations.

As regards the performance of other products, we would highlight the increasing popularity of annuities, the slowdown in the growth of risk insurance, the drop in sales of mixed and deferred products with traditional regular savings features and low guaranteed technical interest rates, which have lost much of their appeal in the current financial environment.

Total mathematical reserves for the life insurance business reached Pta 13.2 trillion, 22% higher than the previous year, which underscores the increasing relative weight of life insurance in Spanish household savings.

Meanwhile, the resolution by the Directorate General of Insurance of 3 October 2000 has introduced the new PERM/F-2000 mortality schedules, whose application in the calculation of mathematical reserves will contribute to improve the sector's solvency and stability in the medium to long term.

KEY HIGHLIGHTS

Against this market backdrop, 2000 heralds a series of changes that signal the beginning of a new stage of activity for the unit:

- A radical change has commenced in the strategy of distribution through the traditional channel, substituting targets for production by product with targets for global growth in revenues to bring the commercial network closer to the real needs of the customer and market trends, simplifying the remuneration scheme and optimising sales management. The fruits of this change have been extremely positive, with the agency network obtaining Pta 88,360 million worth of new business in individual retirement, savings and investment products in 2000.

- The unit began underwriting major pension commitments externalisation operations with the issuance at the end of the year of SEPI's first policies.

Although the deadline for Spanish corporations to externalise their pension commitments was 1 January 2001, Law 14/2000 of 29 December containing, tax, administrative and social orders has extended the period to 16 November 2002. This will allow companies to externalise their pension fund commitments in a steady and controlled manner in accordance with their needs, and with appropiate professional advice from the insurance companies.

- Pursuant to the new framework agreement between MAPFRE and CAJA MADRID signed on 31 March 2000, MAPFRE VIDA acquired all the shares of CAJA MADRID VIDA and will integrate its operations during the course of 2001. Likewise, MAPFRE VIDA will transfer to MAPFRE CAJA SALUD its health insurance portfolio, in exchange for a 25% stake in the company, which will operate as a specialist health insurance company.

COMPOSITION OF THE PORTFOLIO AT 31-XII-2000


Single premium collective
8.6%
Accidents
0.7%
Regular premium indiv.
60.6%
Health
8.6%
Single premium indiv.
16.2%
Regular premium collective
5.3%
WITHOUT EXTERNALIZATION

The integration of CAJA MADRID VIDA leaves MAPFRE VIDA in a strong position within the Span-

* This operating unit is comprised of MAPFRE VIDA and its CAJA MADRID VIDA, MAPFRE INVERSION S.A., MAPFRE INVERSION DOS SGIIC and MAPFRE VIDA PENSIONES subsidiaries.

ish insurance sector, as can be seen from the figures released in this report, providing it with a new dimension rooted in two major distribution channels: the agency network, in which MAPFRE has historically maintained a leadership position, and bancassurance, in which the company gains a leading presence through the network of CAJA MADRID, one of its most active players.

KEY FINANCIAL DATA

CONSOLIDATED FIGURES

• **Consolidated revenues** for the life unit in 2000 amounted to Pta 255,881 million (an increase of 74% on 1999), of which Pta 211,359 million correspond to premiums written. These figures do not include the Pta 204,235 million in revenues posted by CAJA MADRID VIDA, which was included in the Group's consolidation perimeter on 31 December 2000. Combining the two, total revenues for the life unit last year would have been Pta 460,116 million.

• **Consolidated assets** as at 31 December 2000 stood at Pta 1.11 trillion an increase of 105% from 1999. **Consolidated technical reserves** grew 108% to Pta 1.02 trillion.

• **Consolidated profit** before tax and minority interests reached Pta 14,294 million, up 14% from the previous year. If we add in profits from CAJA MADRID VIDA, total profit for the life subsidiaries in 2000 amounted to Pta 16,156 million.

MAPFRE VIDA

MAPFRE VIDA wrote **total premiums** in 2000 of Pta 211,359 million, compared with Pta 104,973 million in 1999, an increase of 101%. The breakdown is as follows:

• **Individual life premiums written** amounted to Pta 89,051 million, an increase of 8.7% from 1999. Sales of life products were affected by the overall performance of the financial markets, as the increase in interest rates severely affected the sale of traditional regular premium products. However, we would point out the outstanding growth of single-premium guaranteed-interest life insurance policies.

• A total of Pta 113,956 million worth of **collective insurance** premiums were written, marking a 636% increase from 1999, with Pta 8,497 million corresponding to regular life, accident and health insurance premiums and Pta 105,459 million to single premiums related with the externalisation of corporate pension fund commitments.

• Premium income from **health insurance** amounted to Pta 9,914 million, up 18% from 1999.

• For another year running, the **General Agency in Portugal** posted a significant increase in premium volume (28%) to Pta 5,090 million.

Financial income rose by 9% to Pta 41,620 million.

Management expenses amounted to 7.6% of written premiums in 2000, compared with 14.6% in 1999.

Technical reserves reached Pta 640,197 million, marking an increase of 30.3% from the previous year.


TECHNICAL RESERVES
(Million of pesetas)
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
439,206
491,352
1,020,804

Technical reserves coverage showed a surplus of Pta 89,568 million, while the **solvency margin** was equal to 4.3 times the minimum legal requirement.

The Company's **investment portfolio** at 31 December 2000 had a book value of Pta 638,084 million, an increase of 29% from the previous year. The market value of these assets was Pta 718,300 million.

Pre-tax profit was Pta 12,359 million, up 9% from the previous year, while **net profit** rose 13% to Pta 8,768 million.

CAJA MADRID VIDA

Caja Madrid Vida wrote a total of Pta 187,055 million worth of **premiums** in 2000, an increase of 45% from 1999. Of this amount, Pta 124,971 corresponds to individual life policies, the sales of which were fuelled by unit-linked products (Pta 70,588 million or 38% of the total) and annuities (Pta 46,152 million).

Premium income from collective insurance amounted to Pta 62,084 million and includes two major operations: the externalisation of the pension commitments of retired employees of CAJA MADRID and the company's stake in the externalisation of SEPI's pension commitments during the fiscal year.

Net financial income for the year amounted to Pta 17,110 million, an increase of 47% from 1999.

Technical reserves reached Pta 380,607 million in 2000, a 50% rise on the previous year, with coverage showing a surplus of Pta 23,634 million. Caja Madrid Vida's solvency ratio was equal to 1.24 times the legal minimum.

Pre-tax profit was Pta 1,862 million, a 120% increase from 1999.

MAPFRE INVERSION AND SUBSIDIARIES

– Mutual funds

For the second year in a row mutual funds in Spain had to face an unfavourable environment. Assets under management declined by 10% (more than Pta 3 trillion), owing to the poor performance of the financial markets and the massive sell-off by individual investors. The volatility of the financial markets throughout the year fed through to a poor performance by mutual funds which, for the first time in the last few years, closed on a disappointing note in terms of the global return obtained. Nonetheless, there was still a total of Pta 30.8 trillion in funds under management and 7.2 million fund unit holders.

Despite the weakness of the world's stock markets in 2000, we would highlight the increasing investor confidence in equities. The subscription of international equity funds amounted to Pta 1.7 trillion, an increase of 41.8% from December 1999, and of balanced equity funds to Pta 285,000 million. Conversely, balanced fixed-income funds and money-market funds (FIAMM), which registered the highest levels of profitability in the year, once again suffered the highest levels of redemptions, with Pta 2.3 and Pta 1.8 trillion, respectively. The share of total funds under management in guaranteed funds remained at 23%.

Against this complicated market backdrop, MAPFRE INVERSION turned in an extremely satisfactory performance, with a total of Pta 362,462 million in funds under management and 107,550 fund unit holders as at 31 December 2000, marking increases of 4% and 12%, respectively from the previous year.

The largest growth was posted by funds with a greater equity component. Meanwhile, the company successfully launched three new guaranteed funds (FONDMAPFRE BOLSA GIV, GV and GVI), indexed to the world's leading stock market indexs, and initiated the sale of the FONDMAPFRE TECNOLOGIA FIM fund, which invests in securities issued by companies related with new technologies (communications equipment, software and semi-conductors).

– Pension Funds

Despite the poor performance of the financial markets, the pension plan and fund market fared well in 2000, particularly in the employment system, owing to the externalisation of corporate pension fund commitments.

The total volume of Spanish pension fund assets as at 31 December 2000 was Pta 6.3 trillion, 19.3% higher than the previous year figure. The number of unit holders rose by 21.5% to 4.9 million.

Individual pension funds under management reached Pta 3.6 trillion, an increase of 14% from 1999, with 4.4 million unit holders. The employment system accounted for Pta 2.6 trillion in managed assets, up 29.8% from the previous year, while figures for associated system plans were much smaller, with Pta 130 million in funds managed and 72,601 unit holders.

The sale of pension plans managed by MAPFRE VIDA PENSIONES registered a sharp increase in 2000 and could become the main catalyst to strong growth in the coming years. Total pension assets under management increased by 25% in 2000 to Pta 76,183 million, virtually doubling the growth of the sector average for individual pension plans, which represent 88.7% of the total for the company.

Consolidated profit for MAPFRE INVERSION, MAPFRE INVERSION DOS and MAPFRE VIDA PENSIONES increased by 20% to Pta 4,984 million.

KEY BALANCE SHEET FIGURES

	2000	1999
ASSETS		
Investments	907,663	446,126
Investments on account of life insurance policyholders assuming investment risk	84,800	9,090
Share of reinsurance in technical reserves	3,328	3,048
Credits	38,998	35,192
Other assets	26,360	37,970
Accruals	48,785	10,394
TOTAL ASSETS	1,109,934	541,820
LIABILITIES		
Capital and reserves	51,964	32,320
Minority interests	0	0
Technical reserves	936,004	482,262
Technical reserves for life insurance when investment risk is assumed by policyholders	84,800	9,090
Provisions for risks and expenses	4,372	3,081
Deposits received from ceded reinsurance	2,637	2,990
Debt and other liabilities	29,684	11,830
Accruals	473	247
TOTAL LIABILITIES	1,109,934	541,820

Figures in million pesetas.

OTHER FIGURES

	2000	1999
Total premiums	211,359	104,972
Employees	1,495	1,399

Figures in million pesetas.

GENERAL INSURANCE UNIT*

In 2000, approximately Pta 1 trillion worth of general insurance premiums were written in Spain, signalling a relative increase of around 8.5% from 1999, an acceleration of 1.5 percentage points.

Premium income from the combined home insurance business accounted for approximately 40% of the total. This relative weight of this segment on the total has steadily increased over the last few years on the back of healthy growth in demand for this type of insurance. Indeed, this was the area registering the largest growth in 2000, with premium volume of nearly Pta 215,000 million, an increase of 13.5% from the previous year. Other areas of combined insurance posted stable growth in premiums written, in line with previous years.

In the personal insurance business, accident and burial insurance continue to grow in line with the average for the general insurance sector. Noteworthy is the penetration of burial insurance, as approximately 48% of the Spanish population has an insurance policy of this type.

Broadly speaking, growth in other areas was modest, with the exception of engineering insurance, which registered sharp growth, underpinned by the boom in construction in the last few years and the fledgling contracting of the 10-year compulsory building insurance.

In terms of results, combined home, business and condominium insurance registered high management expenses owing to the service component and large acquisition costs, in addition to a high claims ratio due to storms and other natural disasters, which fed through to a large level of claims. This is leading to a clear trend toward hikes in tariffs and a readjustment of management expenses.

Industrial and corporate insurance showed a technical loss derived from: the increasing trend towards under-rating of risks, especially in the areas of fire and combined industrial insurance; the high claims ratios, owning to exceptionally large claims and, on occasion, the high frequency of claims, which leads in areas such as civil liability insurance, to a persistent situation of large technical losses. This bodes for tougher conditions in the market in the short term, owing to pressure from reinsurers and, more importantly, to tariff adjustments and prunning of policies by insurers.

Against this backdrop, the MAPFRE's general insurance subsidiaries registered higher growth in premiums than the market average, along with a 30% increase in consolidated profit. Written premiums rose by 16.2%, outstripping the sector average by nearly eight percentage points and raising the company's market share to 9.7%, 0.6 percentage points higher than in 1999.

MAPFRE SEGUROS GENERALES, leader in household insurance, reported a 14.6% increase in this line of business, raising its market share by more than 0.1 percentage points in 2000 to 11.4%.

KEY FINANCIAL DATA

• **Consolidated revenues** from the general insurance unit in 2000 amounted to Pta 104,140 million, of which Pta 95,399 million correspond to direct insurance written premiums, an increase of 22.5% from the previous year.

Of the total premiums written, Pta 82,297 correspond to general insurance, an increase of 20% from the previous year, and Pta 13,102 million to motor insurance (operations of MAPFRE GUANARTEME), which rose by 41%. The highest growth rates were recorded in the branches of engineering, burial, condominiums and fire/damage insurance.

• The **claims ratio on earned premiums** was 66.1%, one percentage point below the prior-year figure, including as claims profit sharing, as well as the variations in other technical reserves, the stabilisation reserve and payments on claims settlement agreements. In the general non-life segment this ratio was 65.8% and in the motor branch was 68.3%. All areas enjoyed a positive loss experience which led to satisfactory technical results, with the exception of civil liability and marine insurance.

• **Management expenses** including the variation in provisions for insolvencies amounted to 28.8% of premiums written, 1.4 percentage points higher than in 1999, broken down as follows: 4.4% for expenses imputable to claims, 20.1% for acquisition costs of direct insurance, 1.9% in administrative costs, 0.3% for investment expenses and 2.1% for other technical expenses.

• **Ordinary financial income** amounted to Pta 5,303 million, representing 5.6% of premiums written in 2000, compared with 5.3% the previous year. Moreover, a Pta 241 million loss on investments was recorded primarily owing to the constitution of provisions for depreciation of the company's investments in mutual funds.

* This operating unit is comprised of MAPFRE SEGUROS GENERALES, its MAPFRE INDUSTRIAL and MAPFRE GUANARTEME insurance subsidiaries and a number of companies providing research, technical management and advisory services.

• **Net investments** made in 2000 amounted to Pta 18,879 million, and mostly included the acquisition of fixed-income securities, of stakes in group companies or associates and mutual fund investments. With the transactions carried out in 2000, the company ended the year with Pta 15,385 million worth of **real estate assets**, Pta 72,897 million of **financial assets**, Pta 15,435 million in **cash** and **other investments** (fixed assets) amounting to Pta 3,563 million. The combined result was a net cumulative investment of Pta 107,280 million, compared with Pta 88,401 million in 1999.

• **Consolidated profit** before tax and minority interests amounted to Pta 9,628 million, compared with Pta 7,268 million the year earlier. Net attributable profit was Pta 5,931 million.

• **Aggregate coverage of technical reserves** showed a surplus of Pta 20,499 million, and the consolidated **solvency margin** was 2.4 times above the minimum legal requirement.

The general insurance companies (MAPFRE SEGUROS GENERALES, MAPFRE INDUSTRIAL and MAPFRE GUANARTEME) reported strong growth in 2000, with premiums volumes reaching Pta 50,253 million, Pta 24,710 million and Pta 17,819 million, respectively, enabling them to consolidate their positions in their respective markets. Meanwhile, premiums written by CAJA MADRID SEGUROS GENERALES amounted to Pta 7,303 million, of which Pta 2,616 million were consolidated corresponding to premiums written in the second half of the year.

The activities of the technical service subsidiaries of MAPFRE SEGUROS GENERALES (RELECMAP, PROMAF, SERMAP, CONSULTMAP, GESMAP and MULTIMAP) contributed sales of Pta 1,948 million in 2000, an increase of 35.4% from the previous year. All companies achieved a noticeable improvement in the development and consolidation of their activities (prevention, integral claims treatment, risk management consulting and real estate management).

COMPOSITION OF THE PORTFOLIO BY COMPANIES


Caja Madrid
Seguros Generales
2.7%
MAPFRE
Guanarteme
18.7%
MAPFRE
Seguros Generales
52.7%
MAPFRE
Industrial
25.9%

MAIN ACTIVITIES

Among the activities carried out in this unit last year, we would highlight the following:

• Great efforts were made by specialised areas in this unit to attract new customers and preserve their current customer base, which translated into the strong growth in premiums previously mentioned, in addition to a decline in policy cancellations.

• New methods of boosting sales through mailings and telemarketing proved successful last year and provided support to the agency network.

• The telephone centre, which specialises in providing rapid solutions to complex emergency situations for policyholders, attended to more than 110,000 inquiries, and was a substantial contributor to the improvement in service quality.

• In the area of engineering insurance, the compulsory construction damage insurance came into effect as from 6 May 2000, pursuant to Law 38/1999 of 5 November, which in all likelihood will lead to considerable growth in this area of insurance in which MAPFRE INDUSTRIAL is strongly positioned, with a large market share.

• The area of transport insurance, boating insurance continued to perform well last year, with a 25% increase in revenues and total premiums written of Pta 1,045 million, enabling MAPFRE INDUSTRIAL to further strengthen its leadership position in this type of insurance.

• In 2000, steps were made to adapt the unit in order to develop and foster the distribution of its insurance products through the new banking channel constituted by the CAJA MADRID network, the co-operation of which provides a major boost to the future growth capacity of this unit.

• There was further development of the Area of International Corporate Risk (ARIES), created to offer global insurance services tailored to the needs of multinational clients, co-ordinating their insurance protection in those countries, especially Latin America, where SISTEMA MAPFRE has a strong presence.

• In line with its strategy as a specialist corporate insurance company, in 2000 MAPFRE INDUSTRIAL continued to develop the following:

COMPOSITION OF THE PORTFORLIO BY SECTORS


Motor and Others
14.1 %
Marine
6.6%
Home Combined
24.7%
Engineering
3.3%
Civil Liability
12.4 %
Fire and Industrial risks
6.1 %
Burial
2.9%
Small Business
6.8 %
Commercial
5.9%
Condominiums Combined
8.5 %
Personal Accidents
8.7 %

– A set of service programs, with the co-operation of ITSEMAP, STM and TEKNIMAP, aimed at maintaining and gaining the loyalty of its customers.

– Programs of complementary activities in relation with the areas of security and the prevention of claims and losses, as a major added value to management.

– Training courses and seminars for employees, brokers and agents related with products and activities, as well as meetings and sectoral seminars (construction and real estate development associations, fishing and boating trade fairs, etc.), in order to promote the distribution of the insurance products and services sold by the Company.

SUBSEQUENT EVENTS

On 8 January 2001, MAPFRE SEGUROS GENERALES announced an agreement to acquire the shares of the all the companies comprising Grupo FINISTERRE.

The acquisition will considerably increase the company's presence in burial insurance, in which MAPFRE SEGUROS GENERALES began operating in 1989. In future, MAPFRE FINISTERRE, which will be the company's new name, will act as a specialist in this insurance line.

KEY BALANCE SHEET FIGURES

	2000	1999
ASSETS		
Investments	88,282	62,549
Share of reinsurance in technical reserves	24,641	19,046
Credits	23,450	18,777
Other assets	19,146	25,921
Accruals	11,353	9,996
TOTAL ASSETS	166,872	136,289
LIABILITIES		
Capital and reserves	19,650	17,782
Minority interests	2,022	1,630
Technical reserves	118,902	93,485
Provisions for risks and expenses	2,774	2,638
Deposits received from ceded reinsurance	5,679	4,668
Debt and other liabilities	14,659	13,600
Accruals	3,186	2,486
TOTAL LIABILITIES	166,872	136,289

Figures in million pesetas.

OTHER FIGURES

	2000	1999
Total premiums	95,472	78,000
Employees	1,675	1,519

Figures in million pesetas.

MAPFRE CAJA SALUD*

Traditionally, health insurance has obtained large premium volumes within the Spanish insurance industry, ranking third after life and motor insurance. According to initial estimates for the sector, total health insurance premiums written in 2000 amounted to Pta 450,000 million, an increase of between 10 and 11% over 1999.

KEY HIGHLIGHTS

A series of major events took place in 2000 affecting the future of the company:

- As a result of the framework agreement signed on 31 March 2000 between MAPFRE and CAJA MADRID, the company became part of SISTEMA MAPFRE through MAPFRE CAJA MADRID Holding de Entidades Aseguradoras S.A., changing its name to MAPFRE CAJA SALUD. In 2001, it is expected to receive the portfolio, assets and personnel of MAPFRE VIDA's health insurance business. The integration of these operations and the full co-operation of MAPFRE and CAJA MADRID's networks in the distribution of the company's insurance products leave scope for significant growth in the future.

- With effect from 1 January 2000, the company integrated the portfolio of its PLANAS SALUD subsidiary, via the liquidation of this company and the global transfer of its assets and liabilities.

- On 2 October 2000, the company acquired all the shares of ASEGURADORA DE LAS ISLAS CANARIAS S.A. (ASEICA), a specialised health insurance company with a strong presence in the Canary Islands, for an investment of Pta 2,814 million. ASEICA reported premium income in 2000 of Pta 2,905 million.

KEY FINANCIAL DATA

- **Earned premiums** in 2000 advanced by 20.36% from 1999, reaching Pta 18,193 million at the year-end.

- **Management expenses** declined during the year, from 18.16% of premiums written to 15.59%, owing to the policy of tight control over spending.

- **Technical reserves** reached Pta 2,590 million, with coverage showing a surplus of Pta 1,884 million.

- The **solvency margin** was equivalent to approximately triple the minimum legal requirement.

SUBSEQUENT EVENTS

- The company added a net 5,913 policies in the civil servant campaign ending in January 2001, reporting the largest net additions of any insurance company co-operating with mutual insurers. ASEICA, the local subsidiary in the Canary Islands, ranked fifth in 2000, with net additions of 651 policies.

- At the 8 January 2001 Extraordinary Shareholders' Meeting of MAPFRE CAJA SALUD, approval was given to hold a Pta 2,923 million capital increase, which will be subscribed by MAPFRE VIDA through the contribution of its health insurance portfolio in addition to a cash payment. After these transactions, the company will act as SISTEMA MAPFRE's sole health insurance specialist, with a significantly larger business volume and market share.

* MAPFRE CAJA SALUD has two subsidiaries: IGUALATORIO MÉDICO-QUIRÚRGICO DE HUESCA (IMQH) and ASEGURADORA DE LAS ISLAS CANARIAS (ASEICA).

KEY BALANCE SHEET FIGURES

	2000	1999
ASSETS		
Uncalled share capital	0	1,410
Investments	7,157	4,159
Share of reinsurance in technical reserves	0	0
Credits	567	216
Other assets	4,331	3,223
Accruals	39	32
TOTAL ASSETS	12,094	9,040
LIABILITIES		
Capital and reserves	9,020	6,524
Technical reserves	2,590	1,740
Provisions for risk and expenses	24	95
Deposits received from ceded reinsurance	0	0
Debt and other liabilities	460	629
Accruals	0	52
TOTAL LIABILITIES	12,094	9,040

Figures in million pesetas.

OTHER FIGURES

	2000	1999
Total premiums	18,193	15,116
Employees	131	125

Figures in million pesetas.

MAPFRE CAUCIÓN Y CRÉDITO

MAPFRE CAUCION Y CREDITO, the SISTEMA MAPFRE company specialising in credit and guarantee insurance, has operations in Spain and Portugal, in addition to specialist subsidiaries in Chile, Colombia and Brazil grouped together under the MAPFRE AMERICA CAUCION Y CREDITO holding company.

This company offers companies guarantee insurance, domestic credit and export credit insurance, the latter covering business as well as political risk, all with a comprehensive range of covers, for large and multinational companies, as well as small and medium-sized enterprises.

KEY FINANCIAL DATA

• **Consolidated premiums** in 2000 amounted to Pta 10,117 million, an increase of 21% from 1999, exceeding Pta 10,000 million for the first time.

• **Consolidated profit** before tax and minority interests reached Pta 852 million, up 24% from the previous year and 17% higher than the target for the year.

• Premiums written in **Spain and Portugal** amounted to Pta 9,415 million, compared with Pta 7,782 million in 1999, equivalent to a 21% increase. Pre-tax profit in 2000 rose by 15% to Pta 709 million.

• Total **claims** for the full range of activities and countries amounted to 50.7% of premiums written, compared with 46% in 1999 and the 53% target for the year. Claims in Spain and Portugal amounted to 47% of premiums written, in line with the prior-year figure, with the bulk coming from the construction and food sectors. In the area of export credit insurance, the highest claims levels were in Portugal, France, Italy, the United Kingdom, Poland and Germany. Portugal, which suffered from the worst claims ratio, ranks fourth in terms of risk exposure.

In guarantee insurance, the company registered an excellent performance in terms of claims in Spain, amounting to 7% of premiums written, compared with 16% in 1999, while in Portugal several claims led to an increase in the claims ratio, albeit within reasonable limits.

• **Management expenses** amounted to 36% of premiums written. Management expenses were higher for the subsidiaries of MAPFRE AMERICA CAUCION Y CREDITO, equivalent to 51% of premiums, due to the fact that these companies are currently in the development stages. In Spain and Portugal, management expenses reached 35% of written premiums, in line with both the 1999 level and the target for 2000.

FUTURE PROSPECTS

The macroeconomic environment in general considerably impacts the credit insurance industry. The foreseeable slowdown in economic activity could feed through to an increase in claims in the last few months of year 2001, though this could adequately be offset by new business opportunities.

Co-operation with CAJA MADRID was effectively initiated, with an excellent understanding between the two institutions. MAPFRE CAUCION Y CREDITO is drawing up a policy for the finance company, which should prove very useful for the firm and its customers.

KEY BALANCE SHEET FIGURES

	2000	1999
ASSETS		
Investments	10.552	8.335
Share of reinsurance in technical reserves	7.973	6.531
Credits	3.259	2.463
Other assets	738	2.148
Accruals	962	865
TOTAL ASSETS	23.904	20.342
LIABILITIES		
Capital and reserves	2.609	2.554
Minority interests	2.040	1.792
Technical reserves	12.774	10.747
Provisions for risks and expenses	279	187
Deposits received from ceded reinsurance	2.737	2.322
Debt and other liabilities	2.756	2.173
Accruals	709	567
TOTAL LIABILITIES	23.904	20.342

Figures in million pesetas.

OTHER FIGURES

	2000	1999
Total premiums	10.128	8.346
Employees	312	278

Figures in million pesetas.

MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS*

MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS S.A. is the result of the strategic alliance signed on 16 February 2000 between SISTEMA MAPFRE and Grupo CAJA MADRID, aimed at integrating the groups' life, general and health insurance operations and subsidiaries.

Insurance companies in which MAPFRE CAJA MADRID HOLDING has a controlling interest, either directly or indirectly, are consolidated by the global integration method. Companies belonging to other business areas, ie, fund management or other services, are consolidated by the equity method.

KEY FINANCIAL DATA

• **Consolidated revenues** for the company and its subsidiaries from their insurance and reinsurance operations amounted to Pta 315,743 million.

• **Funds under management** (technical reserves from the insurance activity, pension funds, mutual funds and shareholders' equity) reached Pta 1,508,915 million.

• **Consolidated profit** after tax and minority interests was Pta 7,395 million. The detail and breakdown (in millions of pesetas) is given in the following table:

MAPFRE VIDA	7,217
CAJA MADRID VIDA	568
MAPFRE SEGUROS GENERALES	5,309
MAPFRE CAUCION Y CREDITO	421
MAPFRE CAJA SALUD	300
Total results from subsidiaries	13,815
Individual results from the holding	4,063
Consolidation adjustments	(4,379)
Amortisation of goodwill and portfolio acquisition costs	(2,302)
Profit before tax and minority interests	11,197
Tax	(2,939)
Profit after tax	8,258
Minority interests	(863)
NET ATTRIBUTABLE PROFIT	7,395

• **Consolidated results** correspond to the second half of 2000, as the inclusion of the subsidiaries took place on 30 June 2000. For illustrative purposes, the following table shows pro forma profit before amortisation of goodwill and portfolio acquisition costs, tax and minority interests for the subsidiaries of MAPFRE-CAJA MADRID HOLDING for full year 2000.

MAPFRE VIDA	
MAPFRE VIDA	15,008
CAJA MADRID VIDA	2,853
Adjustments for mortality schedule	(1,642)
TOTAL	16,219
MAPFRE SEGUROS GENERALES	
MAPFRE SEGUROS GENERALES	9,784
CAJA MADRID SEGUROS GENERALES (First Half 2000)	252
TOTAL	10,036
MAPFRE CAJA SALUD	908
MAPFRE CAUCION Y CREDITO	852

INVESTMENTS

In 2000, MAPFRE CAJA MADRID HOLDING invested Pta 2,494 million in a rights issue carried out by MAPFRE CAJA SALUD enabling it to acquire all of the shares of Aseguradora de las Islas Canarias S.A. (ASEICA). ASEICA specialises in health insurance, with a strong presence in the Canary Islands.

TARGETS

The company has set out the following strategic objectives for the coming years:

• To increase ROE from 13% in 2001 to 17% in 2005.

• To reinforce its leadership position in the Iberian Peninsula through new projects and, as necessary, acquisitions of companies that complement its current operations.

• To increase sales from its banking channel in Spain, within the framework of the agreements with CAJA MADRID.

• To begin its international expansion.

* This is the holding company for the MAPFRE VIDA, MAPFRE SEGUROS GENERALES, MAPFRE CAUCION Y CREDITO and MAPFRE CAJA SALUD insurance companies. It is 51%-owned by CORPORACION MAPFRE and 49% by CORPORACION FINANCIERA CAJA MADRID.

KEY BALANCE SHEET FIGURES

	2000
ASSETS	
Investments	1.013.508
Investments on account of life insurance policyholders assuming investment risk	84.800
Share of reinsurance in technical reserves	35.942
Credits	66.921
Other assets	95.622
Accruals	61.139
TOTAL ASSETS	**1.357.932**
LIABILITIES	
Capital and reserves	123.109
Minority interests	6.337
Technical reserves	1.070.270
Technical reserves for life insurance when investment risk is assumed by policyholders	84.800
Provisions for risks and expenses	5.215
Deposits received from ceded reinsurance	11.053
Debt and other liabilities	52.781
Accruals	4.367
TOTAL LIABILITIES	**1.357.932**

Figures in million pesetas.

MAPFRE INMUEBLES

In 2000, MAPFRE INMUEBLES and its subsidiaries registered **consolidated revenues** of Pta 5,206 million and **pre-tax profit** of Pta 680 million.

New investments were made in land for development in Mataró (Barcelona) for a total of 66 residential units and in «Costa Ballena» – Rota (Cadiz) for a total of 278 residential units. MAPFRE INMUEBLES also acquired a 15% share of the rights to building on a plot located on the boardwalk in the Paseo Marítimo de Palma de Mallorca, with a capacity of approximately 300 residential units. With this stake, the Company is owner of the whole residential development.

Deliveries to buyers include two residential developments in Parque Empresarial de Las Rozas (Madrid) including 76 and 60 residential units, respectively, and 102 and 83 parking spaces; a development in «Costa Ballena» (Rota) with 74 residential units and 83 parking spaces; and a development in Gava (Barcelona) with 26 residential units and 37 parking spaces.

In 2000, construction continued on other developments in «Costa Ballena» (Rota), with 89 residential units and 94 parking spaces, and Gava (Barcelona), with 34 single-family dwellings and 48 parking spaces. In addition, work commenced on new developments in Mataró (Barcelona), for 29 residential units, 1 shopping centre and 42 parking spaces, and «Costa Ballena» (Rota), for 108 residential units and 90 parking spaces.

In the area 30-C industrial park located in Alcalá de Henares (Madrid), in which MAPFRE INMUEBLES owns a stake of 75%, work has concluded on five industrial warehouses for logistics, which were rented out at the end of the year. MAPFRE INMUEBLES has applied for building permits for another five warehouses, also earmarked for rental.

As regards rental property, as at 31 December 2000 the building in Oporto (Portugal), of which MAPFRE INMUEBLES owns 22.66%, had 72 offices, 5 commercial premises and 149 parking spaces let out.

In 2000, the Company sold the 16.6% stake held by its DESURCIC subsidiary in the «Monsalvez» rural estate in Malaga.

The Coto Chico rural estate in Marbella (Malaga) is still pending approval of the revised text of the PGOU (Marbella Urban Planning) by the Andalusian Government.

In addition to the aforementioned property development projects, MAPFRE INMUEBLES continued to provide real estate services (rental property management, architectural and engineering project management, real estate management, and the construction, administration and maintenance of real estate properties) to other companies in SISTEMA MAPFRE, for which it received total revenues of Pta 558 million.

KEY BALANCE SHEET FIGURES

	2000	1999
ASSETS		
Start-up costs	4	7
Intangible, tangible and financial assets	1,364	1,004
Long-term trade debtors	0	1
Inventory	7,631	6,895
Debts	1,038	2,154
Short-term investments	1,531	983
Cash	294	342
Accruals	0	2
TOTAL ASSETS	11,862	[illegible]
LIABILITIES		
Capital and reserves	5,741	5,625
Provisions for risks and expenses	1	1
Long-term debts	6	4
Short-term debts	6,110	5,756
Accruals	4	3
TOTAL LIABILITIES	11,862	[illegible]

Figures in million pesetas.

OTHER FIGURES

	2000	1999
Consolidated revenues	5,550	6,710
Employees	50	45

Figures in million pesetas.

COMPANY OPERATING
PRIMARILY ABROAD

MAPFRE AMERICA*

In 2000, MAPFRE AMERICA made further progress in its plans to achieve continuous improvement in the management of its subsidiaries and foster their expansion. Among the actions that have been undertaken we would highlight: the analysis and purging of its loss-making customer portfolios and collective insurance accounts; cost-cutting measures, with an overriding goal to reduce the expense ratio; improvements in claims management, as well as the implementation of specific plans to fight insurance fraud, and the development and implementation of technical management models in the motor insurance business. Last, but not least, the adoption of commercial action plans that imply specific steps for the development of the companies' own distribution networks.

In line with the plans drawn up by CORPORACION MAPFRE in previous years, MAPFRE AMERICA's focus has been exclusively on direct non-life insurance.

KEY FINANCIAL DATA

- **Consolidated premiums** written by subsidiaries of MAPFRE AMERICA in 2000 amounted to Pta 221,015 million, an increase of 27.3% from the previous year.

- **Consolidated equity** as at 31 December 2000 stood at Pta 92,220 million, of which Pta 14,133 million corresponded to minority interests in subsidiaries.

- **Consolidated total assets** amounted to Pta 306,877 million, with the highest relative weight corresponding to investments. These amounted to Pta 168,464 million, of which 53% were in fixed-income securities.

- **Consolidated profit** before amortisation of goodwill and portfolio acquisition costs, corporate tax and minority interests amounted to Pta 2,726 million. In 2000, MAPFRE AMERICA allocated Pta 518 million for amortisation of goodwill and portfolio acquisition costs, Pta 779 million to corporate tax and Pta 1,019 million to minority interests.

INVESTMENTS

Total investments in 2000 amounted to Pta 4,919 million, of which we would highlight the following:

- Subscription of a number of capital increases held by MAPFRE ARGENTINA, worth Pta 1,000 million.

- Subscription of a Pta 350 million capital increase held by MAPFRE CORPORATION OF FLORIDA.

- Acquisition of additional stakes (28.93%) in LA CENTRO AMERICANA and INAMER (El Salvador) for Pta 1,177 million, raising MAPFRE AMERICA's shareholdings in these companies to 68.93%.

- Acquisition of an additional stake (0.38%) in the share capital of INVERSERCA (VENEZUELA), owner of SEGUROS LA SEGURIDAD, for Pta 40 million, increasing the holding of MAPFRE AMERICA in these companies to 61.82%.

- Subscription of the capital increases held by MAPFRE PERU for Pta 400 million.

- Subscription of several capital increases carried out by MAPFRE SEGUROS GENERALES DE COLOMBIA for a total of Pta 1,331 million.

- Subscription of two capital increases carried out by MAPFRE URUGUAY for Pta 180 million.

- Subscription of the INVERSIONES PERUANAS rights issue for Pta 68 million.

- Payment of a passive dividend of MAPFRE AMERICA CAUCION Y CREDITO for Pta 197 million.

- Subscription of a rights issue held by MAPFRE PARAGUAY for Pta 176 million.

MAIN ACTIVITIES

- In line with the strategy of enhancing the management and training in the subsidiaries in motor insurance, the company made considerable progress in the use of computer control and analysis tools in the technical management of the motor branch, raising the analytical capacity of the technical and actuarial areas of the associated companies. The steps carried out, which as from 2001 will be extended to the other areas of activity, are principally aimed at controlling the technical results of the business in order to achieve break-even at all the companies.

- The computer management system "Tronador" was successfully installed and became operational at MAPFRE PERU.

* MAPFRE AMERICA is a holding company, grouping direct non-life insurance subsidiaries in 12 countries in North and South America.

PREMIUMS BY COUNTRIES


El Salvador
1.9%
Argentina
14.9%
Venezuela
16.3%
Uruguay
0.9%
Puerto Rico
13.6%
Peru
1.6%
Brazil
21.1%
Colombia
2.9%
Paraguay
0.8%
Mexico
20.6%
United States
1.6%
Chile
3.8%

• The efficiency of the subsidiaries was enhanced via the increase in productivity of the distribution networks following the development of their technological platforms, of the automation of their operating processes and of the increasing usage of electronic media for payments and collection.

• Special attention was paid to encouraging the sharing of knowledge and experiences between the different heads of the operations and technical areas of the subsidiaries, with particular attention to the development of telephone service centres, claims management centres, and issuance processes for brokers and agencies.

• The group has initiated a contest on the fight against insurance fraud in the subsidiaries that, during the course of the year, most of them have incorporated, leading to an improvement in their claims ratios.

KEY BALANCE SHEET FIGURES

	2000	1999
ASSETS		
Investments	168,464	135,537
Share of reinsurance in technical reserves	24,199	24,336
Credits	77,545	67,493
Other assets	19,593	20,638
Accruals	17,076	13,005
TOTAL ASSETS	306,877	261,009
LIABILITIES		
Capital and reserves	78,087	63,933
Minority interests	14,133	11,873
Technical reserves	157,341	132,053
Provisions for risks and expenses	6,207	4,263
Deposits received from ceded reinsurance	1,772	2,329
Debt and other liabilities	46,391	42,726
Accruals	2,946	3,832
TOTAL LIABILITIES	306,877	261,009

Figures in million pesetas.

OTHER FIGURES

	2000	1999
Total premiums	221,015	173,676
Employees	4,440	4,543

Figures in million pesetas.

REINSURANCE UNIT*

By the end of 2000, the key aspects affecting the reinsurance industry worldwide had broadly remained unchanged from 1999; however, their consequences had become clearer and accentuated.

The underwriting policy that formed the basis of contract renewal in 2000 has been applied even more strictly in 2001. This has prompted reinsurers to take a selective approach towards using their capacity, with a tendency to reduce exposure and presence in certain markets where levels and prices of catastrophe cover and the conditions of proportional contracts do not ensure a minimum equilibrium. Meanwhile, the XL catastrophe cover rates have risen much more than last year, reaching extremely high levels in the markets that suffered losses from natural disasters. As regards the protection of the reinsurance portfolios, rates have increased to extraordinarily high levels.

Against this backdrop, companies are being forced to rethink their business strategies, particularly the smaller and medium-sized reinsurance companies, although the situation affects all of them regardless of their size. It is precisely this circumstance that has contributed to easing the competitive environment and the impact of excess capacity over the last few years. Throughout 2001, we are likely to see some more reinsurers cease operations, possibly paving the way for new mergers or acquisitions, heightening the concentration process which the sector is currently undergoing.

MAPFRE RE, which was affected by the situation described above, proceeded in 2000 with its strategy of orderly growth and a reinforcement of its financial position.

COMPOSITION OF THE PORTFORLIO BY GEOGRAPHICAL AREAS


Other
4%
United States
9%
Spain
32%
Other Europe
22%
Latin America
33%

COMPOSITION OF THE PORTFORLIO BY SECTORS


Property and Casuality
43%
Other
28%
Life and Accidents
9%
Motor
12%
Marine
8%

KEY FINANCIAL DATA

- **Consolidated premium income** in 2000 was Pta 100,881 million, an increase of 11.8% from the previous year. **Retained premiums** amounted to Pta 69,467 million, representing 69.8% of recorded premiums.
- **Management expenses** reached Pta 4,757 million, equivalent to approximately 4.7% of total premiums, a 0.3 percentage point increase from the previous year.
- **Net financial income** in 2000 amounted to Pta 9,106 million.
- **Consolidated profit before taxes** was Pta 2,025 million. Net attributable profit after corporate tax and minority interests amounted to Pta 1,351 million.
- Net **technical reserves** reached Pta 91,920 million, representing 132.3% of retained premiums.
- **Total investments** by MAPFRE RE in 2000 amounted to Pta 134,182 million, broken down as follows: Pta 10,672 million in real estate, Pta 119,694 million in financial investments and Pta 3,816 million in subsidiaries.
- **Cash and other liquid assets** as at 31 December 2000 stood at Pta 3,698 million.
- **Total assets** at the year-end were Pta 199,349 million.

MAIN ACTIVITIES

- MAPFRE RE's establishment in the United States has concluded with the inclusion of ECCLESI-

* Comprising this operating unit are MAPFRE RE, as parent company, and its MAPFRE REINSURANCE CORPORATION (USA), CAJA REASEGURADORA DE CHILE, CIAR (Belgium) and MAPLUX RE (Luxembourg) subsidiaries.

ASTICAL INSURANCE OFFICE, PLC. and SHELTER MUTUAL INSURANCE COMPANY in its shareholder body, and the acquisition of the North American company CHATAM HOLDINGS INC. and its CHATAM REINSURANCE and CHATAM MANAGEMENT subsidiaries. The corporate names of these three companies were changed to MAPFRE RE HOLDING INC., MAPFRE REINSURANCE CORPORATION and MAPFRE MANAGEMENT CORPORATION, respectively, while the North American reinsurer received a capital contribution of USD 100 million to finance its operations.

• MAPFRE RE increased its capital stock by Pta 4,069 million via the issuance of 8,138,000 new shares, with an issue premium of 237.8%. As a result, the shareholding interests of both SHELTER MUTUAL INSURANCE COMPANY (USA) and ECCLESIASTICAL INSURANCE OFFICE (UK) exceed 6% in each case, while that of CORPORACION MAPFRE has declined to 83%.

• The international ratings agency Standard & Poor's has confirmed its AA- rating for MAPFRE RE. Meanwhile, the A M Best agency has awarded the company a rating of A+ (superior).

• Underwriting profits in 2000 were affected by the impact of natural disasters relative to 1999 and by a series of major claims, which had a particularly negative impact on the facultative businesses.

• Throughout the year the company followed an underwriting strategy aimed at achieving technical break-even, placing a strong emphasis on controlling exposure levels. Once again, customers have shown their appreciation for the need to revise conditions and restructure the reinsurance programs.

COMPOSITION OF THE PORTFOLIO BY TYPE OF BUSINESS


Facultative
8%
Non proportional
17%
Proportional
75%

KEY BALANCE SHEET FIGURES

	2000	1999
ASSETS		
Investments	134,182	127,147
Share of reinsurance in technical reserves	36,249	24,985
Credits	16,664	13,358
Other assets	5,807	6,880
Accruals	6,447	4,212
TOTAL ASSETS	199,349	176,582
LIABILITIES		
Capital and reserves	47,222	42,436
Minority interests	42	43
Technical reserves	128,169	115,330
Provisions for risks and expenses	243	186
Deposits received from ceded reinsurance	8,645	7,828
Debt and other liabilities	13,074	9,305
Accruals	1,954	1,454
TOTAL LIABILITIES	199,349	176,582

Figures in million pesetas.

OTHER FIGURES

	2000	1999
Total premiums	100,881	90,187
Employees	335	330

Figures in million pesetas.

ASSISTANCE UNIT*

As at 31 December 2000, SISTEMA INTERNACIONAL DE ASISTENCIA MAPFRE (SIAM), which comprises MAPFRE ASISTENCIA and its subsidiaries, had a direct presence in 35 countries through 29 subsidiaries, 4 general branches, 5 representative offices and 5 commercial offices. Also included in this area is the Spanish travel agency, VIAJES MAPFRE.

With a portfolio of 652 corporate clients in 47 countries, including insurers, automobile manufacturers, financial institutions, tour operators, airlines and large corporations, this unit reached a total of 27.6 million of insurance and reinsurance customers, with approximately 70 million beneficiaries, for which the company has managed 1,300,000 assistance services during the year.

MAPFRE ASISTENCIA and its subsidiaries, offices and general agencies closed the year with 1,768 employees, of which 348 worked in Spain.

KEY FINANCIAL DATA

In 2000, MAPFRE ASISTENCIA and its subsidiaries reported **consolidated revenues** of Pta 32,709 million. This figure, which includes income from equity-accounted companies, marks an increase of 25% from 1999.

Consolidated profit before tax and minority interests rose 16% to Pta 626 million.

Consolidated shareholders' equity as at 31 December 2000 stood at Pta 7,107 million, 22% higher than the year before.

MAIN ACTIVITIES

- MAPFRE ASISTENCIA held a Pta 1,000 million rights issue.
- Confirmation by the specialist ratings agency AM BEST for another year of its «A» rating (excellent).
- Constitution and start-up of a commercial office in Canada, consolidating MAPFRE ASISTENCIA's positioning in America, where it now offers direct coverage in virtually every country.
- Constitution and start-up of a commercial office in Hungary to complement MAPFRE ASISTENCIA's consolidated presence in Europe, where it has a direct presence in 11 countries and carries out business in 14.
- It is worth highlighting the considerable commercial success achieved in the Middle East, where the company now conducts business in 8 countries from its Bahrein subsidiary, in North Africa and the Far East, through the Philippines operation.
- An excellent performance by VIAJES MAPFRE, with sales of Pta 5,213 million (65% more than in 1999), net profit of Pta 61 million (double the year-earlier figure) and 24 offices in Spain.
- Confirmation of the adaptation of all systems to Y2K without any operational problems.
- The installation of the SAP R/3 management system was completed in Ireland, Germany and the new telemarketing company in Spain. As a result, this system is now up and running in 12 companies and three branches of MAPFRE ASISTENCIA.

* This operating unit comprises MAPFRE ASISTENCIA and its subsidiaries specialising in insurance and assistance.

KEY BALANCE SHEET FIGURES

	2000	1999
ASSETS		
Investments	3,888	2,552
Credits	7,721	6,079
Other assets	4,296	4,714
Accruals	457	320
TOTAL ASSETS	16,362	13,665
LIABILITIES		
Capital and reserves	7,107	5,831
Minority interests	84	273
Technical reserves	4,845	3,721
Provisions for risks and expenses	77	96
Debt and other liabilities	4,196	3,714
Accruals	53	30
TOTAL LIABILITIES	16,362	13,665

Figures in million pesetas.

OTHER FIGURES

	2000	1999
Total premiums	20,509	15,942
Employees	1,686	1,326

Figures in million pesetas.

PROPOSALS OF RESOLUTIONS

COMPANY MANAGEMENT

• Approval of the non-consolidated and consolidated Annual Accounts for fiscal year 2000.

• Approval of the activities of the Board of Directors during fiscal year 2000

RESULTS

• The proposed distribution of net disposable profits is as follows:

Basis for distribution	Pesetas
Profits of the year	12,253,401,564
Retained earnings	14,424,194,226
Total	**26,677,595,790**

Distribution	Pesetas
Dividends	5,749,543,640
Donation to FUNDACION MAPFRE ESTUDIOS	80,000,000
Retained earnings	20,848,052,150
Total	**26,677,595,790**

The proposal detailed above implies the payment of a gross Pta 95 per share dividend for shares numbered 1 through 60,521,512, inclusive. Part of this dividend (gross Pta 45) was already paid out, as agreed by the company's Board of Directors on 30 November 2000. The remainder will be paid as from 1st June 2001.

• Donation to FUNDACION MAPFRE ESTUDIOS of Pta 80 million, in accordance with the proposal detailed above.

GOVERNING BODIES

• Reelection of the member of the Board of Directors, Mr. Santiago Bermejo.

• Appointment of Mr. Sebastián Homet Dupra, as new member of the Board of Directors.

OTHER PROPOSALS

• To renew the appointment of Ernst and Young, S.L. as the company's auditors for one year period.

• To update the remuneration of the members of the Board of Directors.

• To modify CORPORACION MAPFRE's statutes, excluding the reinsurance business and concentrating on the typical activities of a holding company, and to rename the company accordingly.

• To convert the capital into euros, to modify the nominal value of the shares and to modify article 5th of the statutes accordingly.

• To authorise the Board of Directors to carry out capital increases within the limits established in article 153 of the 'Public Companies Law'.

• To authorise the Board of Directors to issue ordinary debentures or similar, non-convertible fixed income securities.

• To delegate authorities so that the agreements reached at the Annual General Meeting can be executed and raised to the status of a public deed.

• To thank those participating in the management of the company for their loyal co-operation throughout the year.

CONSOLIDATED ANNUAL ACCOUNTS 2000

CONSOLIDATED BALANCE SHEET

As at 31 December 2000 and 1999

ASSETS

	2000		1999	
A. SHAREHOLDERS, UNCALLED CAPITAL		**142**		**281**
B. INTANGIBLE ASSETS AND START-UP EXPENSES		**61,064**		**14,057**
I. Start-up expenses		**2,243**		**1,703**
1. Incorporation expenses	85		243	
2. Start-up expenses	1,055		1,083	
3. Capital increase expenses	1,103		377	
II. Intangible fixed assets		**58,706**		**11,440**
1. Portfolio acquisition expenses	1,559		1,656	
2. Other intangible fixed assets	15,511		8,163	
3. Accumulated depreciation (to be deducted)	(6,738)		(4,946)	
4. Provisions (to be deducted)	–		–	
5. Goodwill				
Of companies consolidated by full or proportional integration	46,804		3,749	
Of companies consolidated by the equity method	1,570		2,818	
III. Deferred expenses		**115**		**914**
1. *Expenses on advanced commission and acquisition expenses*	–		898	
2. Negative differences from derivatives	–		7	
3. Other expenses	115		9	
C. INVESTMENTS		**1,328,677**		**813,081**
I. Tangible investments		**88,982**		**88,267**
1. Land and buildings	95,816		92,369	
2. Other tangible investments	4,847		5,450	
3. Advances and tangible investments in progress	398		2,843	
4. Accumulated depreciation (to be deducted)	(11,673)		(10,516)	
5. Provisions (to be deducted)	(406)		(1,879)	
II. Financial investments in Group companies and affiliates		**3,419**		**399**
1. Shares in Group companies	3,790		3	
2. Shares in affiliates	7		237	
3. Pending payments (to be deducted)	(1)		(8)	
4. Other financial investments in Group companies	355		168	
5. Other financial investments in affiliates	36		—	
10. Provisions (to be deducted)	(768)		(1)	
II. Financial investments consolidated by equity method		**37,463**		**36,038**
1. Financial investments in companies consolidated by the equity method				
Shares and other interest in companies consolidated by the equity method	37,436		36,495	
Pending payments (to be deducted)	(135)		(578)	
Loans to companies consolidated by the equity method	200		177	
Provisions (to be deducted)	(38)		(56)	
III. Other financial investments		**1,189,034**		**680,052**
1. Financial investments in capital	26,827		16,639	
2. Pending payments (to be deducted)	(4)		(1)	
3. Fixed-income securities	929,294		487,320	
4. Index-linked securities	2,002		1,434	
5. Mortgage loans	2,226		1,798	
6. Other loans and advances on policies	46,451		6,551	
7. Investment fund units	89,755		88,193	
8. Deposits held with credit institutions	67,116		51,596	
9. Other financial investments	30,845		29,339	
10. Provisions (to be deducted)	(5,478)		(2,817)	
IV. Deposits established for accepted reinsurance		**9,779**		**8,325**
D. INVESTMENTS ON ACCOUNT OF LIFE POLICY HOLDERS ASSUMING INVESTMENT RISK		**84,800**		**9,090**
D. (bis) PARTICIPATION BY REINSURANCE IN TECHNICAL RESERVES		**68,046**		**56,918**
I. Unearned premium reserves	19,908			17,292
II. Reserves for life insurance	3,087			3,423
III. Reserves for outstanding claims	45,043			36,203
IV. Other technical reserves	8			–
E. CREDITS		**167,898**		**145,818**
I. Credits on direct insurance operations		112,292		99,231
1. Insurance policy-holders	109,559		97,521	
2. Provisions for premiums pending collection (to be deducted)	(2,640)		(1,791)	
3. Brokers	5,718		3,941	
4. Provisions (to be deducted)	(345)		(440)	
II. Credits from reinsurance transactions		19,268		14,674
III. Credits from coinsurance transactions		1,439		1,741
IV. Shareholders called capital		–		–
V. Tax, corporate and other credits		36,053		31,423
VI. Provisions (to be deducted)		(1,154)		(1,251)
F. OTHER ASSETS		**68,637**		**90,927**
I. Tangible fixed assets		10,550		10,712
1. Fixed assets	26,696		25,691	
2. Accumulated depreciation (to be deducted)	(16,141)		(14,979)	
3. Provisions (to be deducted)	(5)		–	
II. Cash held with credit institutions, cheques and cash on hand		55,425		77,153
III. Other assets		2,693		3,086
IV. Provisions (to be deducted)		(31)		(24)
G. ACCRUALS		**85,148**		**39,681**
I. Interest accrued and not yet due		32,502		16,937
II. Premiums accrued and not issued		24,178		61
III. Other accrual accounts		1,482		1,055
IV. Commissions and other acquisition expenses		26,986		21,628
TOTAL ASSETS		1,864,412		1,169,853

Figures in million pesetas

LIABILITIES

	2000		1999	
A. CAPITAL AND RESERVES		**186,486**		**150,811**
I. Subscribed capital or mutual fund		15,130		15,130
II. Issuance premium		3,068		3,068
III. Revaluation reserves		–		–
IV. Reserves		141,296		111,354
1. Legal reserve	3,026		3,026	
4. Voluntary reserves	64,835		—	
6. Other reserves	5,870		70,402	
8. Reserves in consolidated companies				
Reserves in companies consolidated by full or proportional integration	66,200		37,083	
Reserves in companies consolidated by the equity method	(997)		(510)	
9. *Translation differences*				
Of companies consolidated by full or proportional integration	2,366		1,445	
Of companies consolidated by the equity method	(4)		(92)	
V. Results from previous years pending application		14,424		12,194
1. Brought forward	14,424		12,194	
VI. Profit and Loss apportionable to controlling company		12,568		9,065
1. Consolidated Profit and Loss	23,456		15,439	
2. Profit and Loss apportionable to minority interests	(8,165)		(3,802)	
3. Interim dividend paid during year (to be deducted)	(2,723)		(2,572)	
A. (bis) MINORITY INTERESTS		**100,995**		**43,838**
A. (ter) DEFERRED INCOME		**1,827**		**1,823**
1. Positive in foreign currency differences		892		1,432
2. Positive differences in derivatives		259		6
3. *Commissions and other management expenses from ceded reinsurance*		10		–
4. Negative consolidation difference		666		385
Of companies consolidated by full or proportional integration	615		337	
Of companies consolidated by the equity method	51		48	
B. SUBORDINATED LIABILITIES		–		–
C. TECHNICAL RESERVES		**1,336,468**		**840,971**
I. Unearned premium reserves and reserves for risks in progress		165,153		139,548
II. Reserves for life insurance		947,720		502,622
1. Unearned premiums reserves and reserves for risks in progress	3,898		4,063	
2. Mathematical reserves	943,822		498,559	
III. Reserves for outstanding claims		209,074		185,136
IV. Reserves for profit sharing and returns		1,350		1,334
V. Stabilisation reserves		4,038		3,095
VI. Other technical reserves		9,133		9,236
D. TECHNICAL RESERVES RELATING TO LIFE INSURANCE WHEN INVESTMENT RISK IS ASSUMED BY POLICYHOLDERS		**84,800**		**9,090**
E. PROVISIONS FOR RISKS AND EXPENSES		**11,753**		**10,584**
I. Provision for pensions and similar obligations		1,910		1,609
II. Provision for taxes		6,437		3,102
III. Provision for payments on liquidation agreements		358		341
IV. Other provisions		3,048		5,532
F. DEPOSITS RECEIVED FROM CEDED REINSURANCE		**11,565**		**11,372**
G. DEBT		**121,198**		**92,734**
I. Due to direct insurance transactions		37,499		30,448
1. Due to policy holders	15,399		9,673	
2. Due to brokers	4,885		3,345	
3. Conditioned debt	17,215		17,430	
II. Due to reinsurance transactions		15,095		10,647
III. Due to coinsurance transactions		471		823
IV. Debentures		–		–
V. Due to credit institutions		13,179		13,675
1. Debt on financial leases	519		540	
2. Other debt	12,660		13,135	
VI. Due to transactions in preparation of insurance contracts		8,098		670
VII. Due to repos of assets		–		–
VIII. Other debt		46,856		36,471
H. ACCRUALS		**9,320**		**8,630**
TOTAL LIABILITIES		***1,864,412***		***1,169,853***

Figures in million pesetas

CONSOLIDATED PROFIT AND LOSS ACCOUNT

As at 31 December 2000 and 1999

I. TECHNICAL ACCOUNT NON LIFE INSURANCE	2000		1999	
I.1. Earned premiums, net of reinsurance		**346,444**		**277,082**
a) Premiums written		415,082		333,584
a.1.) Direct insurance	342,001		270,487	
a.2.) Accepted reinsurance	73,850		62,977	
a.3.) Variation in the provision for outstanding premiums	(769)		120	
b) Premiums from ceded reinsurance		(58,423)		(46,011)
c) Variation in the unearned premiums reserves and risks in progress		(10,599)		(11,114)
c.1.) Direct insurance	(8,749)		(12,112)	
c.2.) Accepted reinsurance	(1,850)		998	
d) Variation in the unearned premiums reserves, ceded reinsurance		384		623
I.2. Income from investments		**44,028**		**39,474**
a) Income from tangible investments		2,029		1,665
b) Income from financial investments		36,970		33,926
c) Adjustments to the value of investments		400		157
c.1.) Tangible investments	190		110	
c.2.) Financial investments	210		47	
d) Profits on realised investments		4,629		3,726
d.1.) Tangible investments	1,231		1,535	
d.2.) Financial investments	3,398		2,191	
I.3. Other technical income		**840**		**1,172**
I.4. Claims in the year, net of reinsurance		**256,748**		**211,804**
a) Claims paid		229,758		178,825
a.1.) Direct insurance	204,009		170,412	
a.2.) Accepted reinsurance	59,118		43,816	
a.3.) Ceded reinsurance	(33,369)		(35,403)	
b) Variation in the outstanding claims reserves		10,778		19,730
b.1.) Direct insurance	16,705		12,079	
b.2.) Accepted reinsurance	(1,187)		9,545	
b.3.) Ceded reinsurance	(4,740)		(1,894)	
c) Expenses attributable to claims		16,212		13,249
I.5. Variation in other technical reserves, net of reinsurance		**1,575**		**1,041**
I.6. Profit sharing and returns		**375**		**473**
a) Benefits and expenses on profit sharing and returns		300		188
b) Variation in the provision for profit sharing and returns		75		285
I.7. Net operating expenses		**96,532**		**75,002**
a) Acquisition expenses		90,079		68,866
b) Administration expenses		18,713		15,924
c) Commissions and participation in ceded and retroceded reinsurance		(12,260)		(9,788)
I.8. Variation in the stabilisation reserve		**931**		**(1,862)**
I.9. Other technical expenses		**6,392**		**6,929**
a) Variation in provisions for insolvencies		128		145
b) Variation in provisions for depreciation of fixed assets		153		56
c) Change in benefits on claim settlement agreements		(173)		(115)
d) Others		6,284		6,843
I.10. Expenses from investments		**11,993**		**11,395**
a) Investment management expenses		10,130		10,044
a.1.) Expenses from investments and financial accounts	9,396		9,040	
a.2.) Expenses from tangible investments	734		1,004	
b) Adjustments to the value of investments		1,229		950
b.1.) Depreciation of tangible investments	226		368	
b.2.) To provisions for tangible investments	3		26	
b.3.) To provisions for financial investments	1,000		556	
c) Losses from investments		634		401
c.1.) From tangible investments	229		95	
c.2.) From financial investments	405		306	
I.11. Sub total (Result from the technical account Non Life insurance)		**16,766**		**12,946**

Figures in million pesetas

II. TECHNICAL ACCOUNT LIFE INSURANCE

	2000		1999	
II.1. Earned premiums, net of reinsurance		**282.177**		**116.815**
a) Premiums written		283.396		119.599
a.1.) Direct insurance	279.488		116.808	
a.2.) Accepted reinsurance	3.886		2.850	
a.3.) Variation in the provision for outstanding premiums	22		(59)	
b) Premiums from ceded reinsurance		(2.198)		(2.477)
c) Variation in the unearned premiums reserves and risks in progress		936		(287)
c.1.) Direct insurance	914		(340)	
c.2.) Accepted reinsurance	22		53	
d) Variation in the unearned premiums reserves, ceded reinsurance		43		(20)
II.2. Income from investments		**49.860**		**38.841**
a) Income from tangible investments		3.731		3.309
b) Income from financial investments		39.366		29.242
c) Adjustments to the value of investments		132		307
c.1.) Tangible investments	–		2	
c.2.) Financial investments	132		305	
d) Profits on realised investments		6.631		5.983
d.1.) Tangible investments	3.355		1.384	
d.2.) Financial investments	3.276		4.599	
II.3. Unrealised gains from investments		–		620
II.4. Other technical income		–		57
II.5. Claims in the year, net of reinsurance		**114.239**		**71.367**
a) Claims paid		113.124		66.767
a.1.) Direct insurance	110.929		66.265	
a.2.) Accepted reinsurance	4.050		2.339	
a.3.) Ceded reinsurance	(1.855)		(1.837)	
b) Variation in the outstanding claims reserves		639		3.850
b.1.) Direct insurance	926		3.701	
b.2.) Accepted reinsurance	273		108	
b.3.) Ceded reinsurance	(560)		41	
c) Expenses imputable to claims		476		750
II.6. Variation in other technical reserves, net of reinsurance		**183.680**		**52.533**
a) Reserves for life insurance		170.222		43.899
a.1.) Direct insurance	170.102		43.670	
a.2.) Accepted reinsurance	(174)		157	
a.3.) Ceded reinsurance	294		72	
d) Reserves for life insurance when investment risk is assumed by policyholders		13.458		8.634
II.7. Profit sharing and returns		**725**		**736**
a) Benefits and expenses on profit sharing and returns		758		568
b) Variation in the provision for profit sharing and returns		(33)		168
II.8. Net operating expenses		**14.231**		**21.413**
a) Acquisition expenses		11.821		17.111
b) Variation in the amount of deferred acquisition expenses		(100)		1.657
c) Administration expenses		2.986		3.077
d) Commissions and participation of ceded and retroceded reinsurance		(476)		(432)
II.9. Expenses from investments		**6.453**		**4.934**
a) Investment management expenses		4.400		2.983
a.1.) Expenses from investments and financial accounts	3.029		1.817	
a.3.) Expenses from tangible investments	1.371		1.166	
b) Adjustments to the value of investments		1.500		945
b.1.) Depreciation of tangible investments	465		542	
b.2.) To provisions for tangible investments	–		–	
b.3.) To provisions for financial investments	1.035		403	
c) Losses from investments		553		1.006
c.1.) From tangible investments	4		469	
c.2.) From financial investments	549		537	
II.10. Unrealised losses on investments		**3.815**		**–**
II.11. Other technical expenses		**1.979**		**1.383**
II.12. Sub total (Result from the technical account Life insurance)		**6.915**		**3.967**

Figures in million pesetas

III. NON TECHNICAL ACCOUNT

		2000		1999
III.1. Result from the technical account Non Life insurance		**16.766**		**12.946**
III.2. Result from the technical account Life insurance		**6.915**		**3.967**
III.3. Income from investments		**11.787**		**7.828**
a) Income from tangible investments		865		828
b) Income from financial investments		4.184		2.560
c) Positive translation results		343		326
d) Profit sharing of companies consolidated by the equity method		5.042		3.363
e) Adjustments to the value of investments		236		488
f) Profits from realised investments		1.117		263
III.3. (bis) Reversion of negative consolidation differences		**–**		**1.498**
III.3. (ter) Monetary correction – positive result		**16**		**–**
III.4. Expenses from investments		**7.273**		**3.532**
a) Investment management expenses		3.697		1.291
a.1.) Expenses from investments and financial accounts	3.414		1.061	
a.3.) Expenses from tangible investments	283		230	
b) Adjustments to the value of investments		1.389		748
b.1.) Depreciation of tangible investments	221		138	
b.2.) To provisions for tangible investments	–		4	
b.3.) To provisions for financial investments	1.168		606	
c) Expenses from investments in companies consolidated by equity method		1.418		963
d) Negative translation results		39		52
e) Losses from investments		53		82
f) Depreciation of consolidation goodwill		677		396
III.4. (bis) Monetary correction – negative result		**1.809**		**995**
III.5. Other income		**15.408**		**12.706**
a) Profits from disposal of shares in companies consolidated by full and proportional integration		3.995		2.208
b) Profits from disposal of affiliates consolidated by the equity method		3.225		848
c) Profits from transactions with controlling company's shares and with Group financial assets		35		–
d) Other non technical income		8.153		9.650
III.6. Other expenses		**11.129**		**12.430**
a) Losses from disposal of shares in companies consolidated by full and proportional integration		213		–
b) Losses from disposal of affiliates consolidated by the equity method		–		27
c) Losses from transactions with controlling company's shares and with Group financial liabilities		–		–
d) Other non technical expenses		10.916		12.403
III.7. Extraordinary income		**3.791**		**807**
III.8. Extraordinary expenses		**1.200**		**698**
III.9. Tax on profits		**9.816**		**6.658**
III.10. Result for the year		**23.456**		**15.439**
a) Result attributable to minority interests		**8.165**		**3.802**
b) Result of the year attributable to the controlling company		**15.291**		**11.637**

Figures in million pesetas

CONSOLIDATED ANNUAL REPORT 2000

1. GENERAL INFORMATION ON THE ENTITY AND ITS ACTIVITY

CORPORACION MAPFRE, Compañía Internacional de Reaseguros, S.A. (hereinafter the Group's controlling company), is a reinsurance company, parent of a number of controlled companies engaged in insurance, banking, finance and securities and real estate investment activities.

The definition of the consolidatable group has been established in accordance with Act 30/1995, of 8 November, on Disposition and Supervision of Private Insurance, and with Royal Decree 2486/1998, of 20 November.

CORPORACION MAPFRE is, in turn, subsidiary of MAPFRE MUTUALIDAD DE SEGUROS Y REASEGUROS a Prima Fija.

The Company's scope of activity includes Spain, European Union countries and other countries.

Its corporate domicile is located in Madrid, Paseo de Recoletos no. 25.

The controlling Company forms part of SISTEMA MAPFRE, formed by MAPFRE Mutualidad de Seguros y Reaseguros a Prima Fija and several insurance, financial, securities, real estate and services companies.

SISTEMA MAPFRE is structured along the following lines:

a) Central Services

These concentrate the technical and administrative functions of insurance management, the creation of new products, preparation and development of marketing campaigns, as well as the provision of new commercial distribution networks for territorial offices.

b) Territorial Network

SISTEMA MAPFRE's extensive and growing Territorial Network is organised into 17 geographical divisions, or Subcentrals, where marketing activities, as well as operating and administrative activities, are coordinated.

The territorial network has the following distribution:

- Direct Offices: these carry out essentially marketing tasks, issuance of policies, attention to the public, and support to the agents' network.
- Delegate Offices: their work concentrates virtually on the sale of the companies' products.
- Agents.

Likewise, the controlled companies not belonging to the European Economic Area have adapted their internal structure and distribution systems to the peculiarities of the markets where they operate.

2. CONTROLLED COMPANIES AND AFFILIATES

Controlled companies and affiliates included in the consolidation are identified and their details given in the table of shareholdings forming an integral part of this Annual Report as ANNEX 1. The said annex provides a breakdown of the controlled companies included in the consolidation as fully consolidated and those consolidated by the equity method, indicating also which affiliates have been consolidated by the equity method.

The equity method procedure has been chosen when controlled companies have activities sufficiently different so as to consider that their inclusion would prove contrary to the information purpose of the consolidated annual accounts as well as those controlled companies excluded from consolidatable group pursuant to Art. 20 of Act 30/1995. In order to provide further information and clarify the effect that the chosen option has on the financial situation of the consolidated group, ANNEX 2 is attached, which contains a summary on the networth position and results of MAPFRE Inversión.

The configuration of companies as controlled or affiliates is determined, respectively, by the controlling company holding a majority of voting rights, directly or through subsidiaries, and by the shareholding of at least 20% in the share capital in the case of unlisted companies (10% for insurance companies), or 3% in listed companies.

The annual accounts of controlled companies used for consolidation purposes correspond to the 2000 fiscal year, closed on 31 December of the said year.

3. BASIS OF PRESENTATION OF THE CONSOLIDATED ANNUAL ACCOUNTS

a) True and fair image

The true and fair image results from the application of the legal provisions on accounting matters, and the Directors have not considered it necessary to include any supplementary information.

b) Accounting principles

The consolidated annual accounts have been prepared in accordance with the accounting principles and policies for insurance companies, pursuant to the provisions established in the Accountancy Plan for Insurance Companies.

The following companies restated all the elements of their tangible fixed assets and tangible investments, pursuant to Royal Decree-Act 7/1996, of 7 June:

- MAPFRE SEGUROS GENERALES CÍA. DE SEGUROS Y REASEGUROS, S.A.
- MAPFRE GUANARTEME CÍA. DE SEGUROS GENERALES Y REASEGUROS DE CANARIAS, S.A.

The effect of said restatement is described in note 6.4 , 6.5 y 6.10 of this Report.

c) Comparison of information

In the present fiscal year and by virtue of the Second Transitional Provision of the Regulations on Disposition and Supervision of Private Insurance, approved by Royal Decree 2486/1998, of 20 November, the Directorate General of Insurance and Pension Funds has established the new survival and mortality tables it considers appropriate for the calculation of the Mathematical Reserve, tables GRM/F-95 and PERM/F-2000, which take account of the increased expectation of life.

The new tables apply to all new production from 15 October 2000, which is the date of their enforcement. For the portfolio of policies in place on that date, a period of 14 years, including 2000, is granted to adopt to the said tables. For the controlled companies MAPFRE VIDA and Caja de Madrid Vida, the total allowance for this concept amounts to approximately Pta 3,283 million, representing only 0.36% of these companies' accumulated mathematical reserves, as they were using formerly tables consistent with the new regulations, having in addition made an allowance of 50% of said amount in the present fiscal year.

d) Changes in the Consolidation perimeter

Annex 1 identifies the companies which incorporated into the consolidation perimeter in this fiscal year, showing also information on their networth and results.

The overall effect of these changes on the consolidatable group's networth, financial situation and results in 2000 with respect to the preceding one is described in the relevant notes to this annual report.

Changes in corporate name

In 2000, the following companies changed their corporate name:

Former name	New name
Compañía de Seguros Generales Euroamérica, S.A. (Chile)	MAPFRE COMPAÑÍA DE SEGUROS GENERALES DE CHILE, S.A. (Chile)
Euroamérica Asesorías Generales, S.A. (Chile)	Euroamérica Asesorías Uno, S.A. (Chile)
Reaseguradora Hemisférica, S.A.	Inversiones Hemisférica, S.A.
Librería Arte y Cultura, S.A.	MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A.
MAPFRE PROGRESS S.p.A.	Progress Assicurazioni S.p.A.
Caja Salud, S.A.	MAPFRE CAJA SALUD, S.A.

Changes in the consolidation method or procedures:

In the present fiscal year, the following companies, which did not form part of the consolidation perimeter in 1999, were fully consolidated:

- Caja de Madrid Vida (Spain)
- MAPFRE CAJA SALUD (Spain)
- MAPFRE REINSURANCE CORPORATION (U.S.A.)
- MAPFRE RE MANAGEMENT CORPORATION (U.S.A.)
- MAPFRE RE HOLDINGS INC. (U.S.A.)

and the following were consolidated by the equity method:

- SERVICIOS INMOBILIARIOS MAPFRE, S.A. (Spain)
- Tinerfeña de Servicios de Tecnología e Innovación para el Automóvil, S.A. (Spain)
- Bioingeniería Aragonesa, S.L. (Spain)
- Gesmadrid S.G.I.I. (Spain)
- Caja de Madrid Bolsa (Spain)
- Caja de Madrid Pensiones (Spain)
- Head-Beckhan Amerinsurance, Inc. (U.S.A.)
- Compañía Canaria de Cementerios, S.A. (Spain)

Likewise, the following companies, that were consolidated by the equity method in the previous fiscal year, were fully consolidated in the present year:

- MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A.
- Perú Asistencia (Peru)
- La Centroamericana (El Salvador)
- Inmobiliaria Americana, S.A. (El Salvador)
- Quetzal Asistencia.

and the following, which were fully consolidated in 1999, are consolidated by the equity method in 2000:

- Progress Assicurazioni S.p.A.

In 2000, the following companies ceased to be Group controlled companies or affiliates, due to the reasons indicated below:

Sale to third parties:

- Betumarco, S.A. Engenharia (Brazil)
- Cimenta Shopping Center, S.A. (Chile)
- Cimenta Administradora de Fondos de Inversión, S.A. (Chile)
- Cimenta Mutuo Hipotecario, S.A. (Chile)
- Empresas Cimenta, S.A. (Chile)
- Servicios Mecánicos Ltda. (Chile)
- L'Etoile Commerciale (France)
- Administradora de Propiedades, S.A. (Chile)
- Comercial y Turismo, S.A. (Chile)

Sale to MAPFRE MUTUALIDAD or to Companies controlled by it:

- MAPFRE COLOMBIA VIDA, S.A. (Colombia)
- MAPFRE GESTIÓN II, S.A. (Spain)

- MAPFRE AMÉRICA VIDA (Spain)

Winding-up:

- Mundial Artefactos de Couro, S.A. (Brazil)
- Asemap, Asesoramiento e Inversiones S.A. (Spain)
- Asistencia Plus, S.A. (Colombia)

Dissolution with takeover or overall assignment of assets and liabilities to another Group company or affiliate (indicating company taking over or assignee of assets and liabilities):

– Inmobiliaria Calvo-Bárbara en liquidación (Spain)	CORPORACION MAPFRE C.I.R, S.A.
– MAPFRE GESTIÓN I (Spain)	BANCO MAPFRE
– Caja de Madrid Seguros Generales (Spain)	MAPFRE SEGUROS GENERALES
– Inmobiliaria Costa de Montemar, S.A. II (Chile)	Inmobiliaria Costa de Montemar, S.A.

Adjustments to the opening balance

The columns of adjustments to the opening balance appearing in the various tables of this report include the changes occurred as a result of the inclusion or exclusion of companies in the consolidated statements, changes in the consolidation method or procedure applied, and application of a different exchange rate for the translation of figures corresponding to foreign subsidiaries.

Variations in the technical reserves recorded on the profit and loss account differ from those obtained by difference in the balance sheet balances of the present and previous fiscal year as a result of changes occurred in the consolidation perimeter and of the application of a different exchange rate for the translation of figures in the case of foreign subsidiaries.

e) Significant transactions between Group companies

Notes 6.17 and 6.18 of this report offer a breakdown of significant transactions between Group companies; information is also shown in the specific notes on balance sheet items that may be affected.

f) Criteria for the imputation of revenues and expenses

Income and expenses imputable to the life and non life activities are those deriving from the assets assigned to each activity.

Criteria followed for imputation to the different lines corresponding to the non life activity, of income and expenses the accounting registry of which does not have a specific line, are basically as follows:

- Other technical: pro rata to written premiums
- Investments: as a function of technical reserves in the different business lines
- Administration: as a function of the number of policies and the collection period for each one of them
- Benefits: as a function of the handling and management of dossiers
- Acquisition: as a function of new production premiums.

4. DISTRIBUTION OF RESULTS

The controlling Company's Board of Directors has submitted to the General Shareholders Meeting, for its approval, the following distribution against the said company's sole results:

Basis for distribution	Amount
Results for the year	12,253,401,564
Retained earnings	14,424,194,226
TOTAL	26,677,595,790

Distribution	Amounts
Dividends	5,749,543,640
Donation to FUNDACIÓN MAPFRE ESTUDIOS	80,000,000
Retained earnings	20,848,052,150
TOTAL	26,677,595,790

Figures in pesetas

The dividend distribution contemplated in this proposal complies with the requirements and limitations established in the legal regulations and the corporate bylaws.

During fiscal year 2000, the controlling Company has distributed interim dividends amounting to a total of Pta 2,723,468,040, which are shown in the liabilities side, under the heading «Profit and loss attributable to the controlling Company». The cash liquidity statement formulated by the Board of Directors for distribution is shown herebelow:

CONCEPT	Date of agreement 30-11-2000
CASH AVAILABLE AT THE RESOLUTION DATE	873
FORECAST CASH INCREASES FOR ONE YEAR	91,773
(+) Expected current collections	7,695
(+) Expected financial transactions	84,078
FORECAST CASH DECREASES FOR ONE YEAR	(83,500)
(–) Expected current payments	(4,400)
(–) Expected financial transactions	(79,100)
CASH AVAILABLE WITHIN ONE YEAR	9,146

Figures in million pesetas.

5. VALUATION RULES

Accounting criteria applied to the mentioned items are indicated herebelow:

a) Consolidation goodwill

The consolidation goodwill corresponds to the positive difference between the book value of the investment and the proportion of the networth of the subsidiary or affiliate at the date of acquisition of the shareholding interest or that of its initial consolidation, provided that said difference is not fully or partially attributable to assets. It is depreciated using the straight-line method over a term of 20 years, since the shares acquired will contribute towards obtaining future profits for the group, in a period equal or similar to that indicated.

When events occur that reasonably lead to question the continuance at year end of the initial expectations, the depreciation period previously considered is adjusted or the goodwill amount is fully written down.

b) Negative difference from consolidation

The negative difference from consolidation corresponds to the negative difference between the book value of the investment and the proportion of the networth of the subsidiary at the date of acquisition of the holding, provided that said difference is not fully or partially attributable to assets.

These differences are based, in relation to the date of acquisition of the relevant holding, on the unfavourable evolution of results or on the reasonable estimate of the involved company's expenses. They will be imputed to the consolidated profit and loss account to the extent that the estimates materialise.

c) Transactions and balances between companies included within the consolidation

All transactions and profit and loss not made externally, and all reciprocal credit and debit items between fully consolidated companies, as well as results not obtained externally by companies consolidated by the equity method, have been eliminated.

d) Standardisation of items

The accounting principles and policies used in the consolidated annual accounts are those of CORPORACIÓN MAPFRE, all standardisation adjustments required for this purpose having been made.

In relation to the technical reserves of companies not belonging to the European Economic Area, and pursuant to the provisions contained in the Accounting Plan for insurance entities, standardisation of criteria has not taken place except in the cases detailed below, where the use of local criteria would have distorted the true and fair image that these financial statements must show, and in that case the controlling company's criteria have been adopted.

- Seguros Tepeyac has reverted the allowance for catastrophic reserves, since said risks are covered with reinsurance contracts.
- Caja Reaseguradora de Chile has calculated life insurance reserves using the interest rate established in its technical bases, instead of the technical interest published by the Chilean insurance supervisory authorities, on the basis of the existence of matched flows and duration of investments with the obligations arising from contracts.
- MAPFRE ACONCAGUA and MAPFRE ACONCAGUA A.R.T. have reverted the overall reserves of deviation in claims allocated to local effects, establishing them on the basis of individual valuations.

e) Translation of annual accounts of foreign companies included in the consolidated financial statements

The closing exchange rate method has been used to translate these accounts. Under this method, the different items on the balance sheets of the foreign companies included in the consolidation are translated into pesetas at the exchange rate in force on the closing date of the accounts, except for the shareholders' equity, which is translated at the historical exchange rate, and the items on the profit and loss account, which are translated using a weighted average exchange rate.

Positive or negative differences arising from the translation are included under the heading shareholders' equity on the consolidated balance sheet, under the item «Exchange gain/loss», after deducting the proportion of said difference corresponding to minority interests.

The accounts of companies domiciled in countries having a high inflation rate are adjusted by the effects of changes in prices prior to their conversion into pesetas. Inflation adjustments are carried out following the rules in force in the country where the said companies are located.

f) Start-up expenses

These expenses are fully capitalised when they accrue and depreciated using the straight-line method over a maximum term of five years, pursuant to the applicable legal provisions.

g) Intangible fixed assets

g.1. Portfolio acquisition expenses

They are capitalised when accrued and for the amount paid on acquisition.

These expenses are depreciated depending upon the continuance of the said contracts in the portfolio and their actual results, within a maximum term of ten years. This ten year period is consistent with the expectations of continuance the said contracts and obtaining profits during a period equal to or greater than the one mentioned.

g.2. Computer applications

They are valued at acquisition and production cost and depreciated as a function of their useful life, with a maximum period of four years.

g.3. Rights on assets held under financial leasing

When there are no reasonable doubts on the exercise of the purchase option, rights on assets under lease are accounted for as intangible assets for the asset cash value, showing on the liabilities side the total debt for lease payments plus the purchase option. The difference between both amounts, represented by the financial costs of the transaction, is recorded as deferred expenses, and imputed to results according to a financial criteria. Rights recorded as intangible assets are depreciated, when applicable, according to the useful life of the asset under the lease agreement. When the purchase option is exercised, the value of the recorded rights and their corresponding accumulated depreciation are cancelled in both accounts, becoming part of the acquired asset.

g.4. Rights of use of administrative concessions

They are valued at cost. Depreciation is carried out by the straight-line method as a function of the number of years envisaged for their enjoyment.

h) Tangible fixed assets and tangible investments

h.1. Tangible fixed assets

Tangible fixed assets are valued at acquisition price except in the companies mentioned in note 3.b) of this report, where tangible assets incorporated prior to 31 December 1996 are valued at their restated acquisition price, pursuant to the provisions of Royal Decree-Act 7/1996, of June 7. Depreciation is calculated on a straight-line basis according to the estimate useful life of the different assets.

h.2. Tangible investments

Tangible investments are valued at their acquisition price or production cost, as well as having regard to the expenses and taxes relating to the purchase, not directly recoverable from the Public Treasury, and the works and improvements incorporated for their use, with the exception of the Spanish companies mentioned in note 3.b) of this report, where tangible assets incorporated prior to 31 December 1996 are valued at their restated acquisition price, pursuant to the provisions of Royal Decree-Act 7/1996, of June 7, and of the foreign companies where restatements were made pursuant to the legal provisions in force in the relevant countries.

Depreciation is calculated on a straight-line basis according to the estimate useful life of the different assets and pursuant to the applicable legal provisions. The depreciation coefficient is applied to the total value of each property, deducting the estimate amount of the plot of land.

For tangible investments the estimate market price of which at year end, verified by appraisals from the Directorate General of Insurance or authorised independent appraisers, shows a non final lasting depreciation, the corresponding valuation adjustment has been made by allocating a reversible provision, provided that their book value may not be recovered from the generation of sufficient income to cover all their costs and expenses, including depreciation.

Tangible investments affected by rights of use of government concessions will revert to the public entity having granted them upon the expiry of the concession, to which effect a reversion fund is established and allocations are made over the term of the concession, by crediting the account «Other Provisions» that is included under the heading «Provisions for liabilities and expenses» in the liabilities side of the balance sheet.

i) Prepaid commissions and other capitalised acquisition expenses:

Commissions and acquisition expenses are taken to expenses in the fiscal year when they are incurred.

j) Financial investments

j.1. Equity securities

These are valued at their acquisition price or at market price, should the latter be lower. The acquisition price includes expenses inherent in the transaction, as well as preferential subscription rights, and excludes dividends accrued and not yet due at the time of purchase.

For listed securities, the market value is the lower between the average official market price of the last quarter of the year and the official market price on the closing date of the balance sheet.

In the case of securities complying with the homogeneity requirements in relation to representativeness of their price as established by the Plan, positive differences between the market price and the book value are taken into account to the effect of quantifying valuation adjustments. Under no circumstance is the positive amount between positive differences less negative differences recognised.

For unlisted securities and securities without a representative market price, as well as for shareholdings in group companies and affiliates, market value is understood as being their book value adjusted by the amount of tacit capital gains existing at the time of the acquisition and continuing at the close of the fiscal year. When facts arise that reasonably lead to question the subsistence at the close of the fiscal year of the tacit capital gain considered, totally or partially, the relevant provision for depreciation is allocated.

When said tacit capital gains are not attributable to specific asset elements, liable of identification with the investee company's goodwill, allocations for said capital gains are made on a straight-line basis over a maximum period of twenty years from the date of the first investment. However, for stakes in Group companies' capital, if the book value and capital gains existing at the time of calculating the valuation adjustments allows it, this circumstance will be taken into account in order to recover reversible corrections made in previous fiscal years, not exceeding in any case the initial acquisition value.

Valuation adjustments resulting from the application of the valuation criteria mentioned in the preceding paragraphs are carried out against results.

j.2. Fixed income securities

Ordinary investment portfolio

Fixed income securities included in the ordinary investment portfolio are shown at their acquisition price, including the expenses inherent in the transaction and deducting accrued and not yet due interest, as well as bonuses and commissions obtained upon subscription, unless the said bonuses have the character of prepaid coupons, in which case they are accrued as financial income during the interest grace period. The difference between the acquisition price and the redemption value is accrued by debiting or crediting results, according to a financial criteria, throughout the remaining life of the security.

At the close of the fiscal year, the necessary valuation adjustments are made when the market value is lower than the acquisition price, imputing to the year's results the net amount deriving from compensating the negative and positive differences between the said values, with the limit of the amount of negative differences.

In the case of securities traded on a regulated market, market value is understood to be the lower of the last price or the average price of the last month of the fiscal year.

The market value of securities that are not traded on a regulated market is determined by restating their future financial flows, including the redemption values, at rates equivalent to the average of the last month resulting from the market for fixed income securities issued by the Government and standardised according to the issuer's quality.

Portfolio of investments held to maturity

Fixed income securities included in the portfolio of investments held to maturity are shown at their acquisition price, including expenses inherent in the transaction and deducting accrued and not yet due interest, as well as bonuses and commissions obtained upon subscription, unless the said bonuses have the character of prepaid coupons, in which case they are accrued as financial income during the interest grace period. The difference between the acquisition price and the redemption value is accrued by debiting or crediting results, according to a financial criterion, throughout the remaining life of the security.

Positive results arising from the disposal of these securities prior to their maturity are accrued until the maturity date initially established. Negative differences are imputed to results for the year when the sale takes place, offsetting, if applicable, positive amounts pending imputation, with the limit of the negative results.

The relevant valuation adjustments deriving from the risk of collection of the securities have been made, imputing them to the year's results. Likewise, the doubtful debt amount includes accrued and not yet due interest.

j.3. Units held in investment funds

Units in securities investment funds (FIM) are valued at their acquisition price or at their net asset value at the fiscal year's end, should the latter be lower.

Units in funds investing in money market assets (FIAMM) are valued at their acquisition price, increased by the positive returns arising from their net asset value at the close of the year.

Units in guaranteed investment funds are valued at their acquisition price increased by the guaranteed return and confirmed at the close of the year, or at their net asset value should this be lower.

j.4. Loan transfers and commercial paper

They are recorded at the amount paid plus accrued interest accumulated at the close of each fiscal year.

j.5. Investments on account of life policy holders assuming the investment risk

Investments on account of policy holders assuming the investment risk are made in securities investment funds (FIM) and valued at cost or at subscription or purchase price. The said acquisition cost is adjusted as greater or lower value of the investment, as applicable, depending upon the net asset value at the closing of the fiscal year. Revaluations and depreciations of these assets are booked as a credit or debit to the technical account of the life business.

j.6. Securities in foreign currencies

Translation into the domestic currency of equity securities is made by applying to the acquisition price the exchange rate in force on the transaction date. Valuation thus obtained does not exceed the one resulting from applying the closing exchange rate in force to the market value, carrying out if applicable the relevant valuation adjustment.

Translation into the domestic currency of fixed income securities is made by applying the exchange rate in force on the transaction date. At year end, they are valued at the exchange rate then in force, on the market value of the securities.

In the cases of hedged securities, only the portion of uncovered risk is taken into account.

j.7. Derivatives

As regards hedging transactions, the amount of the premium paid is recognised as an asset, and it is adjusted as a function of its evolution, by crediting or debiting, respectively, the account of deferred revenues and expenses. Nevertheless, differences in the trading prices of premiums are imputed to results parallel to the results arising from hedged liabilities. In the case of investment transactions, differences are imputed to results of the year as they arise.

In the case of interest rate swaps, the amounts accrued by the underlying transactions are recognised, booking the amount of the credit to be received in the brokers' account on financial investments and derivatives, crediting financial revenues, and showing the financial expenditure for the amount to be paid with credit to the same account.

k) Trade credits

Credits are valued at their nominal amount, including, at the close of the year, interest accrued as of this date and lessened, if applicable, by the corresponding provisions that might be necessary to cover the debtor's total or partial insolvency situations.

The provision for premiums pending collection is calculated for each line. It is formed by the portion of the tariff premiums accrued in the fiscal year that, according to the entity's experience, are likely not to be collected, taking into account the incidence of reinsurance. In the present fiscal year, the calculation of this provision has been made abiding by the regulations of Circular 2/2000, of the Directorate General of Insurance and Pensions Funds, relating to the calculation of the provision for premiums pending collection.

Its allocation is made according to the age of the premium receipts pending collection or individually when the circumstances and the situation of receipts thus require.

Credits for recollection of claims the realisation of which is considered as guaranteed have been capitalised.

l) Non trade credits

Non trade credits are valued at their nominal amount, including at the close of the fiscal year interest accrued as of that date, lessened by the corresponding provisions that might be necessary to cover the debtor's total or partial insolvency situations.

Credits for transactions of sale of tangible assets and investments are valued at the sale price, excluding interest incorporated into the nominal of the credit, which are included as a function of their accrual.

m) Technical reserves

m.1. Direct insurance of companies belonging to the European Economic Area

Reserve for unearned premiums

The provision for non consumed premiums is calculated on an individual policy basis and reflects the tariff premium accrued in the fiscal year, having deducted the security surcharge imputable to future years. The time imputation of the premium is made pursuant to article 30 of the Regulations of Disposition and Supervision of Private Insurance.

On the other hand, commissions and other acquisition expenses corresponding to the accrued premiums that are imputable to the period between the closing date and the expiry of coverage of the contracts, are booked under the heading accruals of the balance sheet assets, such expenses corresponding to those actually borne in the period, with the limit established in the technical bases.

Reserve for risks in progress

The reserve for risks in progress is calculated on an individual business line basis and supplements the reserve for unearned premiums for the amount that the latter does not reflect the valuation of risks and expenses to be covered corresponding to the coverage period not elapsed at the closing date. Its calculation has been effected pursuant to the provisions of article 31 and the First Transitional Provision of the Regulations on Disposition and Supervision of Private Insurance.

Reserve for life insurance

In life insurance policies with a coverage period equal to or shorter than one year, the reserve for unearned premiums is calculated on a policy by policy basis and reflects the tariff premium accrued in the year, imputable to future fiscal years.

When this reserve is not sufficient, the reserve for risks in progress is calculated also in order to cover the valuation of risks and expenses to be covered, corresponding to the coverage period not elapsed at the year's closing date. It has not been necessary to establish this reserve.

In life insurance policies with a coverage period exceeding one year, the mathematical reserve has been calculated on a policy by policy basis as a difference between the present actuarial value of the future obligations of MAPFRE VIDA and its subsidiaries and those of the policy holder or insured party. The calculation basis is the inventory premium accrued in the year, represented by the pure premium plus the surcharge for administration expenses, according to technical bases. The mortality tables used are those usual in the sector and the technical interest rate ranges, basically, between 3% and 6%, although there are types linked to simultaneous investments, where the technical interest depends upon their expected performance.

MAPFRE VIDA and its subsidiaries have allocated in the fiscal year 50% of the total amount relating to the new tables to be used for the valuation of survival guarantees, which provision will be completed in the coming fiscal years.

Technical reserves relating to life insurance when the investment risk is assumed by policy holders

The reserves for life insurance where it has been contractually agreed that the investment risk will be fully supported by policy holders, have been calculated on a policy by policy basis and are valued as a function of the assets specifically earmarked to determine the value of the rights.

Reserve for profit sharing and returns

This reserve includes the amount of profits accrued in favour of policy holders, insured parties or beneficiaries and that of the premiums that must be returned to policy holders or insured parties. In the Spanish companies, its calculation is made pursuant to the provisions of article 38 of the Regulations on Disposition and Supervision of Private Insurance.

Reserve for benefits

It represents the estimate valuation of outstanding claims deriving from occurrences prior to the closing of the fiscal year, deducting interim payments effected. It includes the valuations of claims pending settlement or payment and pending declaration, as well as the internal and external expenses relating to the liquidation of losses. In the Spanish companies, its calculation is made pursuant to the provisions of the Regulations on Disposition and Supervision of Private Insurance, including, if applicable, additional reserves for the deviation in the valuation of claims subject to long handling periods.

Stabilisation reserve

This is a cumulative reserve, being allocated each fiscal year for the amount of the security surcharge, with the limit established in the technical bases, in the following lines: third party liability arising from nuclear risks, risks of combined Agricultural Insurance Plans, credit insurance, third party liability in motor insurance, professional, product, construction damages, industrial multi-risk, guarantee insurance, environmental and catastrophic risks.

Allocations and applications are made pursuant to article 45 of the Regulations on Disposition and Supervision of Private Insurance.

Reserve for death insurance

The reserve for death insurance, included under the heading "Other technical reserves", is calculated policy by policy, as the difference between the present actuarial value of future obligations of insurance companies and those of the policy holder or insured party. The GKM-95 mortality tables are used and the technical interest rate applied ranges basically between 3% and 5.5%.

m.2. Direct insurance of companies not belonging to the European Economic Area

Technical reserves are calculated pursuant to the local criteria in force in each country, except in the cases when their application could distort the true and fair image that must be shown by the annual accounts, and in this case the Spanish criteria have been adopted.

Life insurance reserves have been calculated using the mortality tables and technical interest rate usual in the sector in the respective countries.

m.3. Ceded reinsurance

Technical reserves for cessions to reinsurers are shown in the balance sheet assets and are calculated according to the reinsurance agreements entered into and under the same criteria as used for direct insurance.

m.4. Accepted reinsurance

Reserve for unearned premiums

Accepted reinsurance operations are accounted for on the basis of the accounts received from ceding companies.

If, upon closing the accounts, the ceding company's latest accounts or information on pending claims corresponding to the calendar period contracted, of each subscription period, are not available, the balance of other received accounts is considered as reserves for unearned premiums of non closed accounts, in order not to recognise results in the booking of such accounts.

If, exceptionally, these reserves of non closed accounts were negatively affected by the booking of major claim payments, because of their being an actual loss not subject to being offset by movements of non closed accounts, the reserve is adjusted for the relevant amount.

When the latest account and report on pending claims are held, the cancellation is made of reserves of non closed accounts, allocating the corresponding reserves for non unearned premiums as a function of the information provided by the ceding company. Failing this, the amount recorded for non consumed premiums is the amount of the deposit of premiums withheld on this concept and, lastly, an overall method for the accrual of premiums may be used.

On the other hand, acquisition expenses are accrued pursuant to the same criteria as those used in direct insurance.

Reserve for risks in progress

This is calculated on an individual business line basis and supplements the reserve for unearned premiums for the amount that the latter does not reflect the valuation of risks and expenses to be covered, corresponding to the coverage period not elapsed at the closing date. Its calculation has been effected pursuant to the Regulations on Disposition and Supervision of Private Insurance.

Reserve for benefits

Reserves for benefits are allocated for the amounts notified by the ceding company or, failing this, for withheld deposits, and include complementary reserves for claims existing and not notified, as well as for deviations in existing ones, in accordance with the company's own experience.

Stabilisation reserve for catastrophic risks

In business lines affected by catastrophic risks, the relevant reserves are made for this type of risk, pursuant to the company's own experience.

m.5. Retroceded reinsurance

Retroceded reinsurance operations and their corresponding technical reserves are recorded following the same criteria as for accepted reinsurance and according to the retrocession agreements entered into.

n) Reserves for pensions and similar obligations

In order to meet the commitments contracted with current staff in respect of pension supplements, MAPFRE VIDA, MAPFRE RE for the Manila and Portugal offices, MAPFRE ASISTENCIA for its Portuguese branch, Veneasistencia and Eurosos, in accordance with actuarial studies carried out, have funded a provision to cover the current value of the future obligations accrued for these concepts at the close of each year. The risks covered are retirement benefits and retirement and widowhood pension supplements, and the provisions have been estimated by making a projection of salaries to retirement and calculating the current value of the portion already accrued for services rendered, using the system of individual capitalisation and, generally, applying a technical interest rate ranging between 3% and 4.65% and the GRM-80 mortality table (lessened by two years) and PERM/F-2000.

Caja Madrid Vida and MAPFRE CAJA SALUD have instrumented their commitments contracted to present staff in relation to pension complements by establishing their respective Pension Plans, as promoting companies. On the other hand, commitments undertaken by these companies for widowhood, orphan's allowance and disability have been covered with collective insurance policies.

The remaining Spanish Group companies have instrumented their commitments contracted to present staff and to their pensioners in relation to pension supplement and retirement premium, with a collective insurance policy that covers the retirement indemnity and retirement and widowhood complements.

In addition, pursuant to the application in force in the countries of certain subsidiaries not belonging to the European Economic Area, reserves have been allocated corresponding to the coverage of liabilities to present staff and pensioners.

o) Other reserves for risks and expenses

Reserves have been allocated to cover future liabilities, calculated pursuant to the present evaluation of risk.

As a consequence of the recent signature of the State Collective Agreement for Insurance Companies, to be valid for fiscal years 2000 to 2003, the former system of sharing in premiums is replaced by a new concept known as premium compensation complement.

At year end, obligations outstanding to the employees of the Group's Spanish insurance companies for this concept in 2000 are distributed between the balance sheet headings Debt (including general compensation and excess compensation) and Reserves for risks and expenses (including additional compensation).

p) Reserves for payments under liquidation agreements

A reserve has been recorded for liquidation agreement payments, representing the estimate valuations pending payment to insured parties in the fulfilment of claim liquidation agreements.

q) Debt

Debts are recorded on the balance sheet at their reimbursement value. The difference between the said value and the amount received, if any, is shown separately in the balance sheet, under "Deferred expenses", and is imputed annually to results pursuant to a financial criteria.

r) Corporation tax

The tax charge on profits imputable to the fiscal year has been booked, after considering the effect of the fiscal regulations applicable as a consequence of taxation by several Group companies under the consolidated regime.

s) Transactions and balances in foreign currencies

Transactions in foreign currencies, except reinsurance transactions, are recorded at the exchange rate in force at the date of the relevant transaction.

Reinsurance transactions in foreign currencies are recorded at the exchange rate established at the beginning of each one of the year's quarters. Subsequently, on the closing date of each quarter, all of them are dealt with as a single transaction, translated at the exchange rate in force on that date and taking any difference that may arise to the profit and loss account.

At the end of the fiscal year, the following criteria are applied to existing balances:

- *Fixed assets and tangible investments*

  They are valued at the exchange rate in force on the date when the said elements were incorporated into the Company's assets.

  Depreciation and provisions for depreciation are calculated on the amount resulting from applying the criteria mentioned in the preceding paragraph.

- *Cash*

  It is valued at the exchange rate in force at the close of the year, recording the positive or negative difference, as the case may be, in the profit and loss account.

- *Fixed income securities, credits and debits*

  They are valued at the exchange rate in force at year end, with negative differences being recorded on the profit and loss account and positive differences being recorded as deferred income to the extent that they cannot be offset against negative differences. This offsetting is made by homogeneous groups according to the year when securities expire and to their currency.

- *Equity securities*

  They are valued at the exchange rate in force at the close of the year, effecting, if applicable, the required valuation adjustment, provided that the resulting figure is lower than the acquisition price translated into pesetas at the exchange rate in force on the date when the securities become part of the Group's networth.

- *Assets earmarked to covering technical reserves denominated in foreign currencies*

  These are valued at the exchange rate in force on the acquisition date. At year end, the exchange rate in force on that date is applied, with the potential loss or potential gain being incorporated as higher or lower value of the assets, in line with the variation experienced by the corresponding technical reserves.

- *Translation criteria for branches located outside Spain*

  Branches' balance sheet and profit and loss account items are translated into pesetas by applying the monetary-non monetary method.

t) Policy holders' share in the returns on investments earmarked to mathematical reserves

Policies in the life business written by MAPFRE Vida with a profit sharing clause, in force at the close of each year, have a 90% share, pro rata to their mathematical reserves, in the net returns obtained by investments earmarked to the coverage of the said reserves. The amount of this sharing is recorded as higher amount of mathematical reserves, except in the Portuguese Agency's business, where they are recorded under «Fund for revaluation of policyholders» up to their incorporation into the mathematical reserves, and are shown on the liabilities account «Provisions for profit sharing and returns».

In 2000, allocations to reserves for the returns obtained from investments amounted to pesetas 1,345 million.

Policyholders' future right on differences due to legal restatements effected by MAPFRE Vida is accrued, funding a specific technical reserve according to the useful life of restated properties.

u) Revenues and expenses

Revenues and expenses are valued as established in the Accountancy Plan for insurance entities.

The criteria followed for the reclassification of expenses by destiny are based, mainly, on the function fulfilled by each employee, with their direct and indirect cost being apportioned according to the said function.

For expenses not directly or indirectly related to staff, individualised studies have been carried out, and they have been imputed to destiny according to the function relating to the said expenses.

6. INFORMATION ON CERTAIN BALANCE SHEET AND PROFIT AND LOSS ACCOUNT ITEMS

6.1. START-UP EXPENSES

The following table details the movement of this heading in 2000:

Concept	Amount capitalised at origin	Opening balance	Adjustments to opening balance	Additions	Depreciation in the year	Write-downs	Closing balance
1-Incorporation expenses	200	243	(61)	15	(26)	(86)	85
2-Start-up expenses	1,536	1,083	(109)	118	(27)	(10)	1,055
3-Capital increase expenses	1,835	377	(82)	1,003	(195)	—	1,103
Total	**3,571**	**1,703**	**(252)**	**1,136**	**(248)**	**(96)**	**2,243**

Figures in million pesetas.

6.2. INTANGIBLE FIXED ASSETS

The following table details the movement of these items in 2000:

Concept	Opening balance	Adjustments to opening balance	Additions or appropriations	Disposals, cancellations or reductions	Closing balance
Cost					
1- Portfolio acquisition expenses	1,656	134	47	(278)	1,559
2- Computer applications	6,871	856	3,734	(1,741)	9,720
3- Rights over assets under lease	143	(1)	3	(12)	133
4. Advances for intangible fixed assets	6	–	–	(6)	–
5- Other intangible fixed assets	1,143	2,474	2,272	(231)	5,658
Sub-total 2 + 3 + 4 + 5	**8,163**	**3,329**	**6,009**	**(1,990)**	**15,511**
6- Goodwill	6,567	168	44,508	(2,869)	48,374
of fully consolidated companies	3,749	1,351	44,465	(2,761)	46,804
of cos. consolid. by equity method	2,818	(1,183)	43	(108)	1,570
Total cost	**16,386**	**3,631**	**50,564**	**(5,137)**	**65,444**
Accumulated depreciation					
1- Computer applications	(4,492)	(692)	(1,950)	1,726	(5,408)
2- Rights over assets under financial leases	(66)	–	(37)	10	(93)
3- Other intangible fixed assets	(388)	(643)	(369)	163	(1,237)
Total accumulated depreciation	**(4,946)**	**(1,335)**	**(2,356)**	**1,899**	**(6,738)**
Net Total	**11,440**	**2,296**	**48,208**	**(3,238)**	**58,706**

Figures in million pesetas.

Computer applications

The most significant items included under this account correspond to the cost of insurance management and STAR and SAP R/3 accountancy applications, respectively, which will be used by the controlled companies upon completion of the implementation projects, envisaged for next year.

Rights over assets under financial leases

Information on assets owned under financial leases is included in the following table:

Elements	Cost (excl. purchase option)	Duration of contract (years)	Years elapsed	Payments made: 00 FY	Payments made: Previous yrs.	Pending payments	Option value
Data processing equipment	126	3	2	19	104	11	11
Furniture	2	5	3	1	–	1	

Figures in million pesetas.

Other intangible fixed assets

The most significant concepts included in the balance of this account as at 31 December 2000 are as follows:

- Goodwill on the acquisition, and subsequent merger with MAPFRE CAJA SALUD, of Imeco, S.A. and Planas Salud, Compañía de Seguros de Asistencia Sanitaria, S.A., amounting to pesetas 2,496 million and 1,195 million, respectively; as well as on the dissolution of Caja de Madrid Seguros Generales with the overall assignment of assets and liabilities to MAPFRE SEGUROS GENERALES, amounting to Pta 855 million.
- Rights of use of administrative concessions of the moorings of the Barcelona Olympic Port acquired by MAPFRE VIDA in 1991, amounting to Pta 360 million.

Additions in the period to «Other intangible fixed assets» relate mainly to the goodwill of Planas Salud and Caja de Madrid Seguros Generales.

Goodwill

Additions in the item consolidation goodwill originate mainly from the new acquisitions of stakes in the fully consolidated company MAPFRE VIDA. These acquisitions were made by MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, mostly through the Public Takeover Bid formulated by said company, and by outright purchases on the Stock Exchange.

Reductions in this item are due to the depreciation of goodwill.

The closing balance of the goodwill item is broken down herebelow:

Of fully consolidated companies	Closing balance
Inversiones Hemisférica	42
Pan American Corporation	503
Puerto Rican American Ins.Co.	953
Seguros Tepeyac	159
Inversiones de Seg. y Reasg.C.A.	514
Seguros La Seguridad	21
MAPFRE CIA. DE SEGUROS GRALES. DE CHILE	488
MAPFRE PERÚ	143
Caja Reaseguradora de Chile	125
MAPFRE ACONCAGUA SEGUROS	574
Eurosos	16
MAPFRE AMÉRICA, S.A.	169
MAPFRE CAJA MADRID HOLDING	1,396
MAPFRE SEGUROS GENERALES	226
MAPFRE VIDA	40,662
MAPFRE CAJA SALUD	4
MAPFRE REINSURANCE CORPORATION	330
La Centro Americana	449
Inamer	22
Iberoasistencia Argentina	8
Total	46,804

Of companies consolidated by the equity method	Closing balance
MAPFRE INMUEBLES	39
Amerinsurance	66
MAPFRE INVERSIÓN SOCIED. DE VALORES	863
PROMOTORA MAPFRE CARIBE	8
Inmobiliaria y Rentas Alcántara 218	14
Peruasistencia	6
Allman Assit	13
Ireland Assit, Ltd.	6
VIAJES MAPFRE	10
MAPFRE INVERSIÓN DOS	158
Quavitae, S.A.	367
Bioingeniería	20
Total	1,570

Figures in million pesetas.

6.3. PREPAID COMMISSIONS AND OTHER PREPAID ACQUISITION EXPENSES

The following table details the movement of this heading in 2000:

Concept	Opening balance	Adjustments to opening balance	Additions in year incorpor. to assets	Depreciation in year	Closing balance	Total acquisition expenses in year
Prepaid commissions and other capitalised acquisition expenses	898	(898)	–	–	–	–

Figures in million pesetas.

6.4. TANGIBLE FIXED ASSETS

The following table details the movement of this heading in 2000:

Concept	Opening balance	Adjustments to opening balance	Additions or appropiations	Disposals, cancellations or reductions	Closing balance
Transport equipment	1,536	(55)	512	(391)	1,602
Information processing equipment	10,466	371	1,944	(1,946)	10,835
Furniture and fittings	13,077	354	1,701	(1,500)	13,632
Other intangible fixed assets	604	(99)	171	(63)	613
Prepayments and fixed assets in progress	8	–	6	–	14
Total cost tangible fixed assets	**25,691**	**571**	**4,334**	**(3,900)**	**26,696**
Total accumulated depreciation	**(14,979)**	**(145)**	**(2,592)**	**1,575**	**(16,141)**
Total provisions	**–**	**1**	**(6)**	**–**	**(5)**
Net Total	**10,712**	**427**	**1,736**	**(2,325)**	**10,550**

Figures in million pesetas.

In the companies MAPFRE SEGUROS GENERALES AND MAPFRE GUANARTEME, the elements incorporated prior to 31 December 1996 were restated pursuant to Royal Decree-Act 7/1996 of 7 June. The net effect of the said restatement was zero as the value resulting from restatement exceeded each element's market value in all cases.

The amount of tangible fixed asset elements, fully depreciated, is Pta 2,476 million.

The annual depreciation rates are as follows:

Group of elements	% depreciation
– Installations	6 -10
– Transport elements	16
– Furniture	10 - 15
– Data processing equipment	25

The following table shows the value, as at 31 December 2000, of intangible fixed assets located outside the Spanish territory:

Concept	Book Value
Transport elements	1,281
Data processing equipment	7,806
Furniture and fittings	7,468
Other intangible fixed assets	242
Prepayments and fixed assets in progress	5
Total Cost	**16,802**
Accumulated depreciation	(10,639)
Provision for depreciation	(5)
Net Total	**6,158**

Figures in million pesetas.

6.5. TANGIBLE INVESTMENTS

The following table shows the movement of this item during 2000:

Concept	Opening balance	Adjustments to opening balance	Additions or appropriations	Disposals, cancellations or reductions	Closing balance	Market value
Cost						
Land and natural resources	7,507	826	339	(604)	8,068	9,481
Buildings and other structures	84,862	(16)	6,861	(3,959)	87,748	106,552
Sub-total	**92,369**	**810**	**7,200**	**(4,563)**	**95,816**	**116,033**
Other tangible investments	5,450	349	–	(952)	4,847	4,847
Prepayments and tangible investments	2,843	(3)	228	(2,670)	398	–
Total cost	**100,662**	**1,156**	**7,428**	**(8,185)**	**101,061**	**120,880**
Accumulated depreciation						
Buildings and other structures	(10,474)	(89)	(1,706)	598	(11,671)	–
Other tangible investments	(42)	41	(1)	–	(2)	–
Total Provisions	**(1,879)**	**632**	**(7)**	**848**	**(406)**	**–**
Net Total	**88,267**	**1,740**	**5,714**	**(6,739)**	**88,982**	**120,880**

Figures in million pesetas.

The value of land included in the closing balance of the item "Buildings and other structures" amounts to Pta 24,109 million.

The market value of tangible investments earmarked to the coverage of technical reserves corresponds to the appraisal value as determined by the Directorate General of Insurance or by an authorised appraisal firm, pursuant to valuation rules to the effects of coverage of technical reserves. In the case of buildings devoted to own usage, the said value corresponds to the net replacement cost. The market value of tangible investments not earmarked to the coverage of technical reserves has been considered to be the appraisal value, if this was available or, failing it, the net book value.

In the case of foreign companies, appraisals were made by independent appraisal firms, pursuant to the rules in force in each country.

In the companies MAPFRE SEGUROS GENERALES AND MAPFRE GUANARTEME, tangible investments incorporated prior to 31 December 1996 have been restated pursuant to the provisions of Royal Decree - Act 7/1996, of 7 June. The net accumulated amount was Pta 1,883 million, with the effect on the acquisition cost and on accumulated depreciation being Pta 1,947 million and 114 million, respectively. The net accumulated amount at year end was Pta 1,686 million.

The effect of the said restatement on the allocation to depreciation for this year and the next amounts to Pta 32 million.

The annual depreciation rate applied to new buildings is 2% and, for second-hand buildings acquired, it ranges between 2.64% and 4%, after deducting the estimate value of land. The amount corresponding to the restatement effected in accordance with Royal Decree-Act 7/1996 is depreciated by the straight-line method throughout the remaining useful life of restated assets.

The provision of Pta 406 million corresponds to the reversible depreciation of certain premises and plots of land arising as a consequence of the restatement of the valuation carried out by the technical services of the Directorate General of Insurance or by independent appraisers.

Cancellations of the various accounts of the tangible investments heading includes the materialisation by MAPFRE VIDA, in July 2000, of the sale commitment corresponding to the Uribitarte Building (Bilbao), signed on 1 July 1999 with Vizcaína de Edificaciones, S.A., with the profit from the transaction amounting to Pta 141 million. They include likewise the sale by MAPFRE RE to MAPFRE AGROPECUARIA of a building for Pta 2,058 million, the net book value of which amounted to Pta 994 million.

As at 31 December 2000 there were assets subject to reversion amounting to Pta 896 million. As at said date, the Reversion Fund established for said assets amounted to Pta 285 million.

The following table shows the value of tangible investments located outside the Spanish territory as at 31 December 2000:

Concept	Book value	Accumulated depreciation	Provision for depreciation
Land and natural resources	7.997	–	–
Buildings and other structures	28.802	(4.348)	(345)
Other tangible investments	4.847	(2)	(29)
Prepayments and tangible investments in progress	60	–	–

Figures in million pesetas.

These amounts include the restatements made pursuant to the local regulations in each country, as specified in note 5 to this annual report. The book value of buildings includes the value of land, amounting to Pta 5,065 million.

The following table shows the value, at 31 December 2000, of tangible investments used for own purposes:

Concept	Book value	Accumulated depreciation	Provision for depreciation
Land and natural resources	913	–	–
Buildings and other structures	13.417	(1.280)	(10)

Figures in million pesetas.

The book value of these buildings, amounting to Pta 2,881 million, includes the value of land.

In the consolidation process, Pta 712 million have been eliminated against reserves, corresponding to the effect of purchase and sale deals of tangible investments among Group companies, carried out in previous years.

6.6. FINANCIAL INVESTMENTS

The following table details the movement of investments in marketable securities and other similar financial investments during 2000:

Concept	Opening balance	Adjustments to opening balance	Additions or appropriations	Disposals, cancellations or reductions	Closing balance	Market value
Financial investments in Group companies and affiliates	**399**	**1,160**	**3,754**	**(1,894)**	**3,419**	**3,521**
Shares in Group companies	3	1,165	4,221	(1,599)	3,790	3,116
Shares in affiliates	237	(17)	1	(214)	7	6
Pending payments (to be deducted)	(8)	7	–	–	(1)	–
Other financial investments in Group companies	168	5	262	(80)	355	363
Other financial investments in affiliates	–	1	36	(1)	36	36
Provisions (to be deducted)	(1)	(1)	(766)	–	(768)	–
Financial investments consolidated by equity method	**36,038**	**8,110**	**5,305**	**(11,990)**	**37,463**	**38,015**
Shares in companies consolidated by equity method	36,495	8,049	5,911	(13,019)	37,436	38,012
Group companies	31,685	2,174	4,201	(10,747)	27,313	27,783
Affiliates and investee companies	4,810	5,875	1,710	(2,272)	10,123	10,229
Pending payments (to be deducted)	(578)	(6)	(600)	1,049	(135)	–
Loans to companies consolidated by equity method	177	(1)	32	(8)	200	3
Group companies	171	–	32	(6)	197	–
Affiliates and investee companies	6	(1)	–	(2)	3	3
Provisions (to be deducted)	(56)	48	(38)	8	(38)	–
Controlling Company own shares and debentures	–	20	–	(20)	–	–
Other financial investments	**680,052**	**(14,668)**	**3,839,741**	**(3,316,091)**	**1,189,034**	**1,250,354**
Financial investments in capital	16,639	371	20,049	(10,232)	26,827	33,158
Pending payments (to be deducted)	(1)	–	(3)	–	(4)	–
Fixed-income securities	487,320	(3,311)	1,704,940	(1,259,655)	929,294	958,933
Index-linked securities	1,434	–	569	(1)	2,002	2,002
Mortgage loans	1,798	672	92	(336)	2,226	2,225
Other loans and advances on policies	6,551	433	50,919	(11,452)	46,451	46,296
Units in investment funds	88,193	(9,413)	26,716	(15,741)	89,755	110,892
Deposits with credit institutions	51,596	1,540	1,243,003	(1,229,023)	67,116	67,116
Other financial investments	29,339	(5,419)	798,280	(791,355)	30,845	29,732
Provisions (to be deducted)	(2,817)	459	(4,824)	1,704	(5,478)	–

Figures in million pesetas.

The following table shows the detail of maturities of fixed income securities and other financial investments held by fully consolidated companies as at 31 December 2000.

Concept	Maturity						Closing balance
	2001	2002	2003	2004	2005	Remainder	
Other companies' fixed income securities	135.800	52.505	42.046	78.656	43.700	576.587	929.294
Other financial investments in Group companies	355	–	–	–	–	–	355
Loans to Group companies consolidated by the equity method	177	20	–	–	–	–	197
Other financial investments in affiliates	36	–	–	–	–	–	36
Loans to affiliates consolidated by the equity method	3	–	–	–	–	–	3
Index-linked securities	–	700	662	200	166	274	2.002
Mortgage loans	242	186	158	124	108	1.408	2.226
Other loans and advances on policies	4.993	4.454	4.688	4.454	4.544	23.318	46.451
Deposits with credit institutions	59.636	225	500	170	499	6.086	67.116
Other financial Investments in other companies	21.277	1.605	1.436	461	350	5.716	30.845

Figures in million pesetas.

The breakdown of the most significant amounts and maturities of the fixed-income securities included under «Remainder» is the following:

Years	Amount
2006	40,073
2007	45,732
2008	35,310
2009	52,240
2010	40,337
2011	912
2012	721
2013	50,295
2014	454
2015	697
2029	81,501
Others	228,315
Total	**576,587**

Figures in million pesetas.

The fixed-income portfolio of companies domiciled in the European Economic Area is shown herebelow, differentiating the ordinary portfolio from that held to maturity:

Item	Acquisition cost	Market value	Capital loss
Ordinary investment portfolio	412,279	442,523	(58)
Investment portfolio held to maturity	427,711	428,279	(1)

Figures in million pesetas.

The investment portfolio held to maturity includes fixed-income securities owned until their maturity date. The ordinary investment portfolio includes the remaining fixed-income securities not included under the investment portfolio held to maturity.

The breakdown of other financial investments, by concepts, is as follows:

Other financial investments	Group Companies	Affiliates	Other companies
Loan assignments	–	–	3,764
Long term promissory notes	–	–	3,071
Deposits and indemnities provided as collateral	–	–	6,195
Promissory notes	–	–	8,824
Other non significant (total amount lower than 1% of assets)	355	36	8,991
Total	355	36	30,845

Figures in million pesetas.

As at 31 December 2000, the balance of Other financial investments in other companies includes premiums for options acquired outside regulated markets, for pesetas 1,443 million. Virtually all these are options for hedging purposes (pesetas 1,425 million), with which Caja Madrid Vida covers the obligation to beneficiaries of two insurance policies, in relation to the payment of a benefit linked to the average revaluation of two stock market indexes. The main characteristics of these derivatives are specified herebelow:

Type of derivative	Underlying asset/ Liability	Year maturity	Initial premium	Market value
Call option (hedging)	30% of the average revaluation of the Eurostoxx 50 index	2002	250	400
Call option (hedging)	30% of the average revaluation of the Eurotop 100 index	2001	875	1,025
Call option (investment)	30% of the average revaluation of the Eurostoxx 50 index	2002	10	18

Figures in million pesetas.

On the other hand, consolidated companies hold swap agreements through which they guarantee the payment of benefits deriving from insurance contracts. The following table details both the policies and the liabilities covered, as well as the underlying value subject to the agreement, at the close of the financial year:

Policies subject to agreement	Guaranteed obligations	Value of underlying
Early retired staff Caja Madrid Group	Payment of annuities	24,419
Retired staff Caja Madrid Group	Payment of annuities	31,503
CEPSA	Payment of annuities	5,707
CASA	Payment of annuities	5,365
RTVE	Payment of annuities	4,870
SEPI	Payment of annuities	43,284
Cadena SER	Payment of annuities	209
Comercial FORJA	Payment of annuities	193
ENHER	Payment of annuities	17,891
FECSA	Payment of annuities	17,608
NISSAN	Payment of annuities	2,383
SEVILLANA	Payment of annuities	9,355
Individual insurance policies single premium	Payment of capitals	1,373

Figures in million pesetas.

The following table shows a breakdown of the average rate of return of fixed-income securities and other financial investments representing the portfolio as at 31 December 2000:

Concept	%
Fixed income securities	7.2
Other financial investments	8.7
Index-linked securities	8.4
Deposits with credit institutions	6.5
Other loans	7.1
Mortgage loans	14.0

A breakdown of marketable securities and similar financial investments, according to the currency in which they are instrumented, is given herebelow:

Type of currency	Financial investments in Group companies and affiliates	Financial investments recorded by equity method	Other financial investments
Peseta	3,377	24,803	121,901
US Dollar	–	369	105,331
Pound Sterling	–	–	1,551
Belgian Franc	–	170	29
Italian Lira	1	785	1,532
Chilean Peso	5	3,434	22,052
Colombian Peso	36	277	21,033
Brazilian Real	–	3,503	15,487
Greek Drachma	–	–	1,972
Euro	–	–	832,065
German Mark	–	186	2,279
Dutch Guilder	–	–	2,217
French Franc	–	(34)	7,289
Danish Krona	–	–	298
Australian Dollar	–	–	184
Japanese Yen	–	–	10
Swiss Franc	–	–	410
Venezuelan Bolivar	–	–	11,775
New Mexican Peso	–	1,661	28,197
Tunisian Dinar	–	51	79
Philippine Peso	–	–	1,825
Argentinean Peso	–	316	1,152
Peruvian Sol	–	14	377
Dominican Peso	–	–	70
Portuguese Escudo	–	1,445	5,348
Swedish Krona	–	–	260
Paraguayan Guarani	–	–	425
Salvadorian Colon	–	73	3,686
Norwegian Krona	–	–	189
Hong Kong Dollar	–	–	11
Nicaraguan Cordoba	–	10	–
Ecuadorian Sucre	–	17	–
Turkish Lira	–	63	–
Bahrain Dinar	–	134	–
Bolivian Peso	–	42	–
Irish Pound	–	62	–
Costa Rican Colon	–	39	–
Panamanian Balboa	–	43	–
Total	**3,419**	**37,463**	**1,189,034**

Figures in million pesetas.

No hedging has been made for the exchange differences that may derive from the securities included in this table, except those taken by MAPFRE RE to cover the risks deriving from its foreign currency transactions, and a swap entered into by the same company, amounting to USD 107.3 million with maturity 31 December 2002, intended to cover the exchange rate risk in the investment in MAPFRE RE HOLDINGS INC.

In 1998, a master cooperation agreement was established with Caja Madrid, embracing certain actions and commitments for the exchange of stakes. Said exchanges have materialised over these past three years, pursuant to the terms and conditions established in the Agreement, and recording at each time the results of the different transactions, as well as the possible obligations that may arise. As part of these agreements, during 2000 CORPORACIÓN MAPFRE sold a 20% stake in BANCO MAPFRE, which generated a pre-tax profit of pesetas 1,355 million, included under the heading of profits from disposals of stakes consolidated by the equity method.

The amount of interest accrued and not yet due is pesetas 32,502 million, and is recorded under the heading «Accruals» of the balance sheet assets.

As at 31 December 2000, MAPFRE VIDA holds mortgage guarantees on extended loans, linked in most cases to life insurance policies, amounting to pesetas 461 million.

Complying with article 86 of the compiled Corporations Act, the relevant notices have been given, as applicable, to investee companies.

In the consolidation process, pesetas 513 million have been eliminated against reserves, corresponding to purchase and sale deals of financial investments among Group companies effected in previous years.

6.7. INVESTMENTS ON ACCOUNT OF POLICYHOLDERS ASSUMING THE INVESTMENT RISK

The securities portfolio as at 31 December 2000 includes pesetas 84,800 million corresponding to units in Securities Investment Funds (F.I.M.), which relate to investments on account of policyholders that assume the investment risk.

The movement of this item during 2000 is as follows:

Items	Opening balance	Additions	Cancellations	Closing balance	Market value
Investments on account of policyholders assuming investment risk	9,090	79,119	(3,409)	84,800	84,800
Total	9,090	79,119	(3,409)	84,800	84,800

Figures in million pesetas.

6.8. INVESTMENTS EARMARKED TO TRANSACTIONS IN PREPARATION OF INSURANCE CONTRACTS

The securities portfolio as at 31 December 2000, detailed in note 6.6, includes pesetas 7,666 million corresponding to fixed-income securities and investment fund units acquired by MAPFRE VIDA and Caja Madrid Vida as part of the investments of the pension funds it administers.

The following table shows the movements of these items during 2000:

Items	Opening balance	Additions	Cancellations	Closing balance	Market value
Fixed-income securities	425	5,535	(131)	5,829	5,843
Units in investment funds	183	–	(183)	–	–
Financial investments in capital	–	1,837	–	1,837	3,694
Total	608	7,372	(314)	7,666	9,537

Figures in million pesetas.

Fixed-income securities will mature in years 2001 (Pta 498 million), 2002 (Pta 201 million), 2003 (Pta 2,507 million), and 2004 (Pta 597 million) and in subsequent years (Pta 2,026 million).

The principle followed in order to determine the market value of these investments is the same as that applied to the fixed-income investments and investment fund units held by the Group companies in their ordinary investment portfolio.

The average rate of return of the fixed-income portion of this type of investments in 2000 was 6.44%.

6.9. OTHER ASSETS

The breakdown of the item «Cash on credit institutions, cheques and on hand» is as follows:

Concept	Closing balance
Banks and credit institutions	51,857
Cheques for collection	513
Cash on hand	2,951
Others	104
Total	**55,425**

Figures in million pesetas.

6.10. SHAREHOLDERS' EQUITY

The following table shows the movement of accounts representing shareholders' equity during 2000:

Concept	Opening balance	Adjustments opening balance	Increases	Decreases	Closing balance
Subscribed capital	15,130	–	–	–	15,130
Share premiums	3,068	–	–	–	3,068
Reserves					
– Legal reserve	3,026	–	–	–	3,026
– Other reserves	70,402	–	303	–	70,705
– Reserves in consolidated companies:					
• Reserves. in fully or proportionally consolidated companies	37,083	39	30,087	(1,009)	66,200
• Reserves in companies consolidated by equity method	(510)	(124)	297	(660)	(997)
– Translation differences:					
• Of fully or proportionally consolidated companies	1,445	(465)	2,366	(980)	2,366
• Of companies consolidated by equity method	(92)	78	10	–	(4)
Results from previous years pending application					
– Retained earnings	12,194	–	2,230	–	14,424
Profit and loss attributable to controlling company					
– Consolidated profit and loss	15,439	–	23,456	(15,439)	23,456
– Profit and loss attributable to minority shareholders	(3,802)	–	3,802	(8,165)	(8,165)
Dividendo Interim dividend paid out during year (to be deducted)	(2,572)	–	(2,723)	2,572	(2,723)
Total	**150,811**	**(472)**	**59,828**	**(23,681)**	**186,486**

Figures in million pesetas.

Increases in reserves in fully consolidated companies include the controlling Company's stake in the share issuance premium corresponding to the cash capital increase made in the controlled company MAPFRE CAJA MADRID HOLDING, subscribed and fully paid-up by Corporación Financiera Caja de Madrid, as part of the cooperation Agreement signed by MAPFRE Group with Caja de Madrid. The effect of this transaction on the reserves of fully consolidated companies amounts to Pta 23,938 million.

Other increases and decreases in shareholders' equity originate from the distribution of results from the previous financial year, from the results obtained by consolidated companies in the present financial year, and from the adjustments and eliminations corresponding to the consolidation, having taken into account the share apportionable to minority shareholders.

Share capital

The controlling Company's share capital as at 31 December 2000 is represented by 60,521,512 registered shares, of Pta 250 nominal value each, fully subscribed and paid-up. All shares entitle to the same political and economic rights.

MAPFRE MUTUALIDAD has a 55.59% shareholding in the share capital as at 31 December 2000.

All the shares representing the controlling Company , as well as those of the controlled company MAPFRE VIDA, are listed and traded on the Madrid and Barcelona Stock Exchanges, in Spain.

Capital increases in progress

On 23 October 2000, the Extraordinary General Shareholders' Meeting of the controlled company MAPFRE VIDA approved a capital increase of a figure between Pta 918,611,000 pesetas minimum and Pta 941,176,500 maximum, to be carried out by issuing a minimum of 3,674,444 shares and a maximum of 3,764,706 shares of Pta 250 nominal value each, with a share premium of Pta 4,888 per share.

The mentioned capital increase is being carried out in two tranches, the first of them, amounting to Pta 918,611,000, by means of a non cash contribution by MAPFRE CAJA MADRID HOLDING of all the shares in Caja de Madrid Vida, S.A. de Seguros y Reaseguros, with a value of Pta 18,879,295,524, receiving as consideration 3,674,444 MAPFRE VIDA shares. The second tranche is being carried out by means of a cash contribution, with the issuance of 90,262 ordinary MAPFRE VIDA shares of Pta 250 each, with a share premium of pesetas 4,888.

Fulfilling the said resolution, in the present financial year the shares corresponding to the non cash contribution were issued and subscribed, amounting to Pta 918,611,000, with a share premium of Pta 17,960,684,524.

On 21 February 2001, the Comisión Nacional del Mercado de Valores has verified the relevant Prospectus. The preferential subscription period expired on 16 March 2001.

Issuance premium

This is a freely distributable reserve and corresponds to allocations made as a result of the following capital increases:

Date	Amount
June 1985 (200%)	159
October 1985 (300%)	668
January 1986 (600%)	1,837
June 1986 (600%)	404
Total	3,068

Figures in million pesetas.

Restrictions on the availability of reserves

- The legal reserve is not distributable among shareholders, save in the event of the Company's liquidation, and it may be used only to offset losses. As at 31 December 2000, it amounts to 20% of the share capital.
- The balance corresponding to the Restatement reserve (Royal Decree-Act 7/1996) of subsidiaries is included under the item «Reserves in fully consolidated companies», amounting to Pta 331 million.

The period for the Fiscal Inspection Authorities to carry out the verification of the said balance is three years to be counted from 31 December 1996. Once the balance of the restatement account is checked and accepted, or once the mentioned three year period elapses, the said balance may be used to offset losses or for capital increases. After ten years, the balance may be allocated to freely distributable reserves.

Nevertheless, on the date of approval of the annual accounts, as regards MAPFRE GUANARTEME, the three year period established in Royal Decree-Act 7/1996 for the verification of the balance by the Fiscal Inspection Authorities has elapsed, therefore, as established in that rule, the said balance may be used for said company's capital increase or to offset losses.

- The remaining reserves are freely distributable reserves.

Other information

- The following table shows the detail of partners alien to the Group or linked to it and holding 10% or more in the capital of a Group company:

Name of Company	External Shareholder	% in Capital
MAPFRE CAJA MADRID HOLDING	Corporación Financiera Caja de Madrid, S.A.	49.000
MAPFRE GUANARTEME	FUNDACIÓN MAPFRE GUANARTEME	30.000
Inverserca	Banco Provincial	34.561
Amerinsurance	Ernesto Freyre	20.760
Amerinsurance	Jorge Fernández Silva	18.030
MAPFRE AMÉRICA CAUCIÓN	Credito Guarantee	25.000
MAPFRE AMÉRICA	Corporación Financiera Caja de Madrid, S.A.	10.000
Estacionamiento El Chorro	Boulton	10.000

6.11. MINORITY INTERESTS

The following table shows the movement of the interest owned by external shareholders in 2000, as well as the composition of the closing balance, by concept:

Company	Opening balance	Adjustments to opening balance	Increases	Decreases	Closing balance	Capital	Reserves	Results	Interim dividend	Total
MAPFRE VIDA	9,979	–	442	(9,979)	442	76	(957)	1,332	(9)	442
MAPFRE CAUCIÓN Y CRÉDITO	67	–	–	(67)	–	–	(6)	6	–	–
MAPFRE SEGUROS GENERALES	638	–	38	(543)	133	45	29	118	(59)	133
MAPFRE GUANARTEME	1,621	3	625	(233)	2,016	450	945	621	–	2,016
Puerto Rican Am. Life Ins. Co.	590	(590)	–	–	–	–	–	–	–	–
Puerto Rican Am. Ins.Co.	874	–	221	–	1,095	32	968	95	–	1,095
MAPFRE PROGRESS	2	(2)	–	–	–	–	–	–	–	–
MAPFRE ACONCAGUA VIDA	287	(287)	–	–	–	–	–	–	–	–
Caja Reaseg.de Chile	20	(2)	2	–	20	31	(13)	2	–	20
Cía. Nacional de Rentas	5	3	–	(4)	4	16	(8)	(4)	–	4
Inamer	–	661	–	(299)	362	332	36	(6)	–	362
Seguros Tepeyac	6,973	40	467	–	7,480	846	6,168	466	–	7,480
MAPFRE CORP. OF FLORIDA	153	–	–	(129)	24	1	44	(21)	–	24
MAPFRE PARAGUAY	79	–	28	–	107	111	16	(20)	–	107
MAPFRE ASIAN	840	–	–	(97)	743	674	56	13	–	743
MAPFRE PERÚ	718	174	–	(39)	853	1,151	48	(346)	–	853
Inversiones de Seg. Y Reaseg.	2,205	–	627	–	2,832	875	1,280	677	–	2,832
La Centro Americana	–	1,159	–	(460)	699	486	84	129	–	699
Caribe Asistencia	63	(8)	45	(16)	84	32	18	34	–	84
MAPFRE RE	5,265	–	2,604	–	7,869	3,139	4,461	269	–	7,869
MAPFRE AMÉRICA	11,750	–	2,889	–	14,639	10,199	3,980	460	–	14,639
MAPFRE AM. CAUCIÓN Y CRÉD.	820	–	251	–	1,071	625	390	56	–	1,071
MAPFRE CAJA SALUD	–	2	–	–	2	–	2	–	–	2
La Seguridad	150	–	24	–	174	71	58	45	–	174
MAPFRE PERÚ VIDA	372	(372)	–	–	–	–	–	–	–	–
Inversiones Peruanas	185	(185)	–	–	–	–	–	–	–	–
MAPFRE COLOMBIA VIDA	176	(176)	–	–	–	–	–	–	–	–
Relecmap	6	–	–	–	6	4	2	–	–	6
MAPFRE CAJA MADRID HOLDING	–	60,340	–	–	60,340	19,954	36,882	4,239	(735)	60,340
Total	**43,838**	**60,760**	**8,263**	**(11,866)**	**100,995**	**39,150**	**54,483**	**8,165**	**(803)**	**100,995**

Figures in million pesetas.

Adjustments to the opening balance in MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS are due to the 49% stake of Corporación Financiera Caja de Madrid, S.A. in the creation of said holding, as part of the cooperation Agreement signed by MAPFRE Group with Caja Madrid. The remaining adjustments to the initial balance are basically due to changes in the consolidation perimeter.

The decrease of external shareholders in MAPFRE VIDA is due to the acquisition by takeover and straightforward purchases on the Stock Exchange by MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS of most of the interest not previously held by the controlling Company in MAPFRE VIDA.

Other increases and decreases correspond mainly to external shareholders' stake in the results of the year and the previous year, which have not become part of these companies' reserves, after effecting consolidation adjustments. Increases in MAPFRE RE and MAPFRE AMÉRICA are also due to external shareholders' stake in the capital increases made during the year in these companies; and those relating to Inamer, La Centro Americana and MAPFRE CORPORATION OF FLORIDA are due to the increases in MAPFRE América's shareholding percentages in these companies occurred during the year.

6.12. NEGATIVE CONSOLIDATION DIFFERENCE

The following table shows the movement of this heading during 2000:

Concept	Opening balance	Adjustments to opening balance	Increases	Decreases	Closing balance
Fully consolidated companies	337	1	277	–	615
Companies consolidated by the equity method	48	3	–	–	51
Total	385	4	277	–	666

Figures in million pesetas.

Increases are basically due to the contribution of Caja de Madrid Vida shares by Corporación Financiera Caja de Madrid in the capital increase of the controlled company MAPFRE CAJA MADRID HOLDING.

The closing balance of this heading breaks down as follows:

Company	Closing balance
Fully consolidated:	
– Caja de Madrid Vida	252
– MAPFRE GUANARTEME	118
– MAPFRE ASISTENCIA	208
– MAP Holding	4
– Terrenos y Locales	8
– Sur Asistencia	6
– Andiasistencia	19
Consolidated by the equity method:	
– Puerto Rican American Life Insurance Company	3
– Ase Rent	1
– PROMOTORA MAPFRE CARIBE	32
– Vehidata	9
– MAPFRE INVERSIÓN DOS, S.G.	6
Total	666

Figures in million pesetas.

6.13. TECHNICAL RESERVES

The following table shows the movement of this heading in 2000:

DIRECT INSURANCE AND ACCEPTED REINSURANCE

Item	Opening balance	Adjustments to opening balance	Appropriations	Applications	Closing balance
Reserve for unearned premiums and for risks in progress	139,548	15,006	165,153	(154,554)	165,153
• Direct insurance	115,493	14,680	138,922	(130,173)	138,922
• Accepted reinsurance	24,055	326	26,231	(24,381)	26,231
Reserve for life insurance	502,622	274,234	947,720	(776,856)	947,720
– Reserve for unearned premiums and for risks in progress	4,063	(1,101)	3,898	(2,962)	3,898
• Direct insurance	4,063	(2,579)	2,398	(1,484)	2,398
• Accepted reinsurance	–	1,478	1,500	(1,478)	1,500
– Mathematical reserves	498,559	275,335	943,822	(773,894)	943,822
• Direct insurance	480,305	275,710	926,117	(756,015)	926,117
• Accepted reinsurance	18,254	(375)	17,705	(17,879)	17,705
Reserve for outstanding claims	185,136	7,221	209,074	(192,357)	209,074
• Direct insurance	134,424	1,146	153,201	(135,570)	153,201
• Accepted reinsurance	50,712	6,075	55,873	(56,787)	55,873
Reserve for profit sharing and returns	1,334	(26)	1,350	(1,308)	1,350
Stabilisation reserve	3,095	12	2,405	(1,474)	4,038
Other technical reserves	9,236	(1,670)	9,133	(7,566)	9,133
• Direct insurance	8,733	(1,636)	9,102	(7,097)	9,102
• Accepted reinsurance	503	(34)	31	(469)	31
Total	**840,971**	**294,777**	**1,334,835**	**1,134,115**	**1,336,468**

Figures in million pesetas.

CEDED REINSURANCE

Item	Opening balance	Adjusts. to opening balance	Appropriations	Applications	Closing balance
Reserve for unearned premiums and for risks in progress	17,292	2,232	19,908	(19,524)	19,908
Reserve for life insurance	3,423	(587)	3,087	(2,836)	3,087
– Reserve for unearned premiums and for risks in progress	66	(23)	–	(43)	–
– Mathematical reserves	3,357	(564)	3,087	(2,793)	3,087
Reserve for outstanding claims	36,203	14,140	45,043	(50,343)	45,043
Other technical reserves	–	–	8	–	8
Total	**56,918**	**15,785**	**68,046**	**(72,703)**	**68,046**

Figures in million pesetas.

Reserve for risks in progress

The allocation of the reserve for risks in progress has been effected by the consolidatable Group's insurance companies according to the principles stated in note 5.m) of this annual report.

Reserve for life insurance

The allocation of an additional reserve for life insurance due to inadequacy of yields was not required.

Reserve for outstanding claims

The following table highlights the adequacy of the reserve for outstanding claims established at the beginning of the year, of the sub roups of companies domiciled in the European Economic Area, except in the case of MAPFRE RE, since the ceding companies' reinsurance accounts do not provide information on the adequacy or non adequacy of technical reserves as a consequence of the application, on ceding companies' part, of accounting methods different from the method of year of imputation (year of occurrence or accounting year), and therefore it is not possible to supply information on the evolution of the reserve for benefits.

Company	Reserve at beginning of year	Payments and technical provisions for claims 2000	Adequacy
MAPFRE CAJA MADRID HOLDING	66,754	63,321	3,433
MAPFRE ASISTENCIA	250	176	74
Total	67,004	63,497	3,507

Figures in million pesetas.

Other technical reserves

The heading «Other technical reserves» includes the reserve for burial insurance. The principles followed in the allocation of this reserve are stated in note 5.m) of this annual report.

6.14. RESERVES FOR PENSIONS AND SIMILAR LIABILITIES

The following table details the movement of this heading in 2000:

Reserves for pensions	Pensions to active staff	Pensions to retired staff
Year's opening balance	**1,009**	**600**
Adjustments to opening balance	**63**	**144**
Increases:		
• Allocations to own or internal pension funds	390	33
• Yield assumed to pension fund	2	–
Decreases		
• Payments against the pension fund	(131)	(200)
Year's closing balance	1,333	577

Figures in million pesetas.

6.15. OTHER RESERVES FOR RISKS AND EXPENSES

The following table details the movement of this heading in 2000:

Concept	Opening balance	Adjustments to opening balance	Allocations	Applications	Closing balance
Provision for taxes	3,102	53	5,123	(1,841)	6,437
Provision for payment of liquidation agreement	341	–	155	(138)	358
Other provisions	5,532	(130)	4,146	(6,500)	3,048
Total	8,975	(77)	9,424	(8,479)	9,843

Figures in million pesetas.

These include provisions relating to fiscal debts, obligations arising from the liquidation agreement funded pursuant to the legislation in force in the countries of the affected subsidiaries and corresponding to the coverage of liabilities to staff, and other provisions, which include the Reversion Fund of several concessions, as commented in note 5.h.)

The reserve for taxes as at 31 December 2000 includes a provision amounting to Pta 1,263 million, of which 1.087 correspond to fiscal debt and 176 to default interest, in order to cover the liabilities that might derive from the resolution of the appeal filed against the Inspection assessments, signed in disagreement, on withholdings on account of returns on capital of years 1992 to 1995, both included, raised by the Fiscal Authorities on 17 June 1998 against Caja de Madrid Vida.

6.16. ACCOUNTS PAYABLE

The following table details the balance of this heading in 2000:

Concept	Secured	Rest	Total	Denominated in pesetas
Due to credit institutions				
Due on lease agreements				
Others	–	519	519	14
Sub-total	**–**	**519**	**519**	**14**
Other debt				
Others	1,406	11,254	12,660	8,018
Sub-total	**1,406**	**11,254**	**12,660**	**8,018**
Total	**1,406**	**11,773**	**13,179**	**8,032**
Other debt				
Due to Group companies and affiliates				
Group companies	–	1,446	1,446	505
Sub-total	**–**	**1,446**	**1,446**	**505**
Tax, corporate and other debt	3,811	41,599	45,410	23,909
Total	**3,811**	**43,095**	**46,856**	**24,414**

Figures in million pesetas.

CORPORACIÓN MAPFRE Group's outstanding debt to the MAPFRE MUTUALIDAD Group amounts to Pta 158 million.

Amounts due to credit institutions break down as follows:

Creditor institution	Type of debt	Amount	Interest rate
Banco Español de Crédito	Credit facilities	3,004	5%
Caja de Madrid	Credit facilities	5,014	5%
Caja de Madrid	Credit facilities	352	6%
Citibank	Loans	254	9%
Citibank	Loans	248	10%
Consorcio Nacional de Seguros	Non convertible debentures	497	8%
Banco Continental	Loan	89	9%
Banco Agrícola Comercial	Loan	583	12%
Banco Popular de Puerto Rico	Loan	731	7%
Banco Real	Loan	121	30%
Banco Finasa	Loan	128	30%
Banco Bradesco	Loan	39	30%
Banco Safra	Loan	83	30%
Banco Sudamericano	Loan	75	30%
Others	Non convertible debentures and others	1,961	1-8%
Total		**13,179**	

Figures in million pesetas.

The balance as at 31 December 2000 of debt relating to transactions in preparation of insurance contracts arises mainly from a collective insurance policy with individual adhesion for pensions, taken by Caja de Ahorros y Monte de Piedad de Madrid. During 2000, these funds have a guaranteed minimum return at the CECA's rate for deposits less two percentage points, rounded by 25 bp, plus an additional share in profits, defined as the return obtained in the securities portfolio in which said funds are invested.

6.17. TRANSACTIONS WITH GROUP COMPANIES

The transactions carried out between Group companies, having no effect on results as they were eliminated in the consolidation process, are as follows:

Concept	Expenses	Revenues
Services received/rendered	2,249	1,422
Expenses/revenues from tangible investments	72	664
Expenses/revenues from investments and bank accounts	516	719
Other expenses/revenues	252	633
Dividends distributed	–	15,357
Total	3,089	18,795

Figures in million pesetas.

The amounts included in the profit and loss account as a consequence of the transactions carried out during the financial year are detailed herebelow:

- With Group companies not fully consolidated:

Concept	Expenses	Revenues
Expenses and revenues from tangible investments	–	29
Expenses and revenues from investments and financial accounts	–	–
Other external services	73	–
Other non technical revenues	–	1
Total	73	30

Figures in million pesetas.

- With the consolidatable Group MAPFRE MUTUALIDAD:

Concept	Expenses	Revenues
Expenses and revenues from tangible investments	–	479
Expenses and revenues from investments and financial accounts	–	4
Other non technical revenues	–	135
Other external services	3,927	–
Total	3,927	618

Figures in million pesetas.

The sale of MAPFRE AMÉRICA VIDA shares to MAPFRE MUTUALIDAD on the part of the controlling Company and several controlled companies generated in the Group a profit before taxes and minority interests of Pta 5,392 million.

6.18. REINSURANCE AND CO-INSURANCE OPERATIONS

Detailed herebelow are reinsurance and co-insurance operations effected between companies in the consolidatable Group, eliminated in the consolidation process:

Concept	Expenses	Revenues
Premiums	–	50,137
Claims	28,287	–
Variation in technical reserves	3,396	9,134
Commissions	13,881	–
Interest on deposits	–	367
Total	45,564	59,638

Figures in million pesetas.

Breakdown of reinsurance operations effected with:

• The consolidatable group MAPFRE MUTUALIDAD:

Concept	Revenues	Expenses
Accepted reinsurance:		
– Accepted premiums	3,963	–
– Paid claims	–	1,760
– Commissions	–	858
Ceded reinsurance:		
– Ceded premiums	–	720
– Reimbursed claims	88	–
– Commissions	167	–
Total	4,218	3,338

Figures in million pesetas.

The following tables detail the balances with reinsurers, ceding companies, deposits placed and technical reserves for reinsurance operations with consolidatable Group companies that were eliminated in the consolidation process, as well as with Group companies relating to not fully consolidated companies and those consolidated with higher groups:

ELIMINATED BALANCES

Concept	Accepted reinsurance	Ceded reinsurance
Credit facilities	3,875	(3,875)
Debts	3,010	(3,010)
Deposits placed	11,882	(11,882)
Technical reserves	48,952	(48,952)
Total	67,719	(67,719)

Figures in million pesetas.

NON-ELIMINATED BALANCES

Concept	Accepted reinsurance	Ceded reinsurance
Credit facilities	185	–
Debts	18	–
Deposits placed	952	(64)
Technical reserves	2,332	(100)
Total	3,487	(164)

Figures in million pesetas.

6.19. OTHER INFORMATION

Extraordinary expenses and revenues

Extraordinary losses amounted to Pta 1,200 million, of which Pta 493 million correspond to previous years and Pta 707 million to the present year.

Extraordinary profits amounted to Pta 3.791 million, of which 1,428 million correspond to previous years and 2,363 million to this year. They arise basically from sales of the life trading portfolios on the part of several companies controlled by MAPFRE AMÉRICA to the MAPFRE AMÉRICA VIDA subsidiaries; from non recurring revenues of Vera Cruz Seguradora arising from the Instituto de Reaseguros Brasileño, and from the freeing-up of reserves in MAPFRE PERÚ.

Advanced income and expenses

Detail is given herebelow of the income and expenses that, having been accounted for in the year, correspond to a subsequent one:

Concept	Assets	Liabilities
Prepaid expenses	1,482	–
Advanced revenues	–	5,115
Commissions and other expenses on acquisition of ceded reinsurance	–	4,205
Total	1,482	9,320

Figures in million pesetas.

Income and expenses accrued and not yet paid

Detail is given herebelow of the expenses and income imputed in the year, which will be effective in a subsequent year:

Concept	Amount
Expenses	
Other non technical expenses	252
Other external services	6,314
Income	
Other technical revenues............	142

Figures in million pesetas.

Monetary adjustment

The account «Monetary adjustment – positive result» includes adjustments arising from the effect of exchange rates on the prices of the companies domiciled in countries having high inflation rates.

Labour-related corporate expenses

The following table shows a breakdown of the item «Labour-related corporate expenses» of the consolidatable Group's Spanish companies:

Concept	Amount
Social Security	3,976
Contributions and allocations to pension plans	1,250
Other labour-related corporate expenses	1,536
Total...	6,762

Figures in million pesetas.

The amount of «Contributions and allocations to pension plans» includes Pta 645 million corresponding to premiums paid to MAPFRE VIDA in order to cover commitments outstanding to active staff and to pensioners for pension supplements and retirement premiums.

6.20. RECLASSIFICATIONS IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

The necessary reclassifications of revenues and expenses have been made in fully consolidated instrumental companies to the effect of presentation of the consolidated profit and loss account.

Reclassification principles relate to the nature and contents of headings, their amount not being significant.

7. INFORMATION ON LIFE INSURANCE

7.1. LIFE BUSINESS MIX AND PREMIUM INCOME

The following table shows the life insurance business mix, by premium income net of cancellations, of MAPFRE VIDA and Caja de Madrid Vida in 2000:

Concept	Direct insurance
Premiums for individual contracts	109,563
Premiums for collective insurance contracts	165,090
Regular premiums	80,857
Single premiums	193,796
Premiums from contracts without profit sharing	181,225
Premiums from contracts with profit sharing	70,422
Premiums from contracts where investment risk is assumed by policyholders	23,006

Figures in million pesetas.

7.2. TECHNICAL CONDITIONS OF THE MAIN LIFE INSURANCE TYPES

The technical conditions of the main life insurance types are shown herebelow:

Technical conditions at MAPFRE VIDA

The following table includes the technical conditions of the main life insurance types:

Premiums	Coverage	Tables	Technical interest	Profit sharing	
				Amount	Form of distribution
Premiums from individual contracts, with regular premium and profit sharing:					
– Combined Insurance	(1)	GKM80	5.51%	918	(8)
– Insurance with counter-insurance	(2)	GKM-95	5.46%	464	(8)
– Unit Linked	(5)	GKM-802	3.00%		
Premiums from individual contracts, with single premium and with profit sharing:					
– Insurance with counter-insurance	(3)	GKM-95	4.28%	64	(8)
Premiums from individual contracts, with single premium and without profit sharing:					
– Insurance with counter-insurance	(4)	GKM-95 (7)	6.06%	–	–
– Unit Linked	(5)	GKM80	4.69%	–	–
Premiums from collective contracts, with single premium and without profit sharing:		PERM/F 2000			
– Survival	(6)	P/C (9) (7)	6.05%	–	–

Figures in million pesetas.

(1) In case of survival, an amount of capital at maturity is guaranteed, as well as appreciation of capital allocated by profit sharing. In case of death, the sum of the net premiums paid until the insured party's death is guaranteed, capitalised at the technical interest (according to products) per full elapsed years, plus the net premiums forecast from the date of death until maturity of the contract. In addition, the mathematical reserve of the «bonuses» assigned in profit sharing is guaranteed.

(2) In case of survival, an amount of capital at maturity is guaranteed, as well as appreciation of capital allocated by profit sharing. In case of death, the sum of the net premiums paid until the insured party's death is guaranteed, capitalised at the technical interest (according to products) per full elapsed years. In addition, the mathematical reserve of the «bonuses» assigned in profit sharing is guaranteed.

(3) In case of survival, an amount of capital at maturity is guaranteed as well as appreciation of capital allocated by profit sharing. In case of death, the amount guaranteed is the net premiums paid capitalised at

the technical interest, during the time elapsed between the effective date and the date of death, considering the fraction of the current year as a full year. In addition, the mathematical reserve of the «bonuses» assigned in profit sharing is guaranteed.

(4) In case of survival, an amount of capital is guaranteed at maturity. In case of death, payment is guaranteed of a capital amount consisting of the net premium paid capitalised at the technical interest rate, during the period of time between the date of effect and the date of death, considering the fraction of the current year as a full year.

(5) In case of survival the net asset value, known as at maturity date, of the investment fund units assigned to the contract, is guaranteed at maturity. In case of death payment is guaranteed of a certain capital amount plus the net asset value, known as at the date of declaration of claim, of the units assigned to the contract.

(6) Temporary and for life annuities, in case of survival.

(7) Floating technical interest rates are applied according to the Technical Note, abiding by the provisions of Royal Decree 2486/1998 approving the Regulations of Disposition and Supervision of Private Insurance and Ministerial Order dated 23 December 1998.

(8) The distribution of Profit Sharing is instrumented in deferred capital insurance policies with reimbursement of single premium reserves.

(9) As per resolution dated 3 October 2000 of the Directorate General of Insurance and Pension Funds, generational tables PERM/F 2000 C are applied to portfolio contracts and PERM/F 2000 P for new production from that date.

Technical conditions at Caja Madrid Vida

Premiums	Coverage	Tables	Technical interest	Profit Sharing	
				Amount	Form of distribution
Premiums from individual contracts, with single premium and with profit sharing:					
– AhorroSeguro 3 (4%)	(1)	GRM/F 80	4.00%	259	(10)
– AhorroSeguro Eurotop 100	(1)	GRM/F 80	2.50%	–	(11)
– AhorroSeguro 5 (3%)	(1)	GRM/F 95	3.00%	151	(10)
Premiums from individual contracts, with single premium and without profit sharing:					
– Seguro Renta Inversión Cajamadrid	(2)	GRM/F 80	(6) 4.25%	–	–
– Seguro Multifondos Mundial	(3)	GKM/F 95	(7)	–	–
Premiums from collective contracts, with single premium and without profit sharing:					
– Rentas Pasivos Caja de Madrid	(4)	GRM/F 95	(8) 5.92%	–	–
– Seguro Rentas Colectivas SEPI	(5)	GKM/F 80-2 Y	4.83%		
		PERMF 2000 P	(9) 5.33%		

Figures in million pesetas.

(1) Payment of the insured capital is guaranteed, in case of survival at the end of the contracted period. In the event of death during the validity of the insurance policy, an amount of capital is guaranteed, calculated as the addition of all premiums paid plus profit sharing assigned until death, plus capitalisation of both amounts at the technical interest rate, from the date when they were paid or assigned, until the last annual maturity date of the insurance prior to the insured party's death.

(2) The insurance policy guarantees payment of a constant annuity during the life of the insured party and, in case of the latter's death during the first year of validity of the insurance policy, the reimbursement of the premium paid. If death occurs after the first year, the reimbursement of the premium is guaranteed plus the lower of 2% of the premium and Pta 200,000.

(3) Whole life insurance, Unit Linked type. In case of the insured party's death, it guarantees payment of a capital amount consisting of the value of units in the investment funds (Fund value) assigned to the policy, plus the capital at risk in force at the time of death. This capital at risk is determined as 10% of the value

of the Fund at the beginning of each month, with minimum and maximum limits that are established as a function of the insured party's age and state of health.

(4) This insurance policy guarantees payment of for life and temporary annuities, with or without reversion, deriving from policyholder's pension commitments.

(5) This insurance policy guarantees payment of for life and temporary annuities, with or without reversion, deriving from policyholder's pension commitments. Policies under this modality are contracted under co-insurance and policyholders form part of the SEPI corporate group.

(6) The mentioned technical interest rate is applicable during the initial 29 or 30 years of the insurance policy (depending upon contracting date). During the remaining years, the rate applied is 2.50%.

(7) This being a Unit Linked insurance, there is no technical interest rate.

(8) The mentioned technical interest rate is applicable during the first 30 years of the insurance policy. During the remaining years, the rate applied is 2.50%.

(9) The mentioned technical interest rate is applicable during the first 30 years of the insurance policy. During the remaining years, the rate applied is 3.15%.

(10) Profit sharing is assigned as at 31 December or upon maturity of the insurance policy, if earlier, and is integrated in the policy as an additional premium, this entailing an increase in capital and guaranteed values.

(11) Profit sharing, linked to the evolution of an index, is assigned at maturity of the policy, adding it to the insured capital.

8. GEOGRAPHICAL DISTRIBUTION OF BUSINESS

Premium income and technical reserves for direct insurance and accepted reinsurance operations declared by the CORPORACION MAPFRE Group in Spain, the European Union and other countries are detailed herebelow:

Business	Spain		European Union		Other countries	
	Premiums	Reserves	Premiums	Reserves	Premiums	Reserves
Life						
Direct insurance	269,607	917,042	5,046	16,179	4,835	6,181
Accepted reinsurance	275	292	112	328	3,499	19,251
Sub-total Life	**269,882**	**917,334**	**5,158**	**16,507**	**8,334**	**25,432**
Non Life						
Direct insurance	118,234	135,127	1,420	4,983	222,347	153,950
Accepted reinsurance	8,313	12,816	20,316	27,593	45,221	42,726
Sub-total Non Life	**126,547**	**147,943**	**21,736**	**32,576**	**267,568**	**196,676**
TOTAL	**396,429**	**1,065,277**	**26,894**	**49,083**	**275,902**	**222,108**

Figures in million pesetas.

9. FISCAL SITUATION

The following table sets out the reconciliation between the consolidated profit after tax and minority interests with the aggregate tax base for the year's Corporations Tax of all the fully consolidated companies, excluding foreign companies:

	Increases	Decreases	
Accounting profit for the year			15,291
Corporation Tax	9,816		9,816
Permanent differences:			
– Of individual companies	910	(2,757)	(1,847)
– Of consolidation adjustments	36,185	(19,353)	16,832
Temporary differences:			
– Of individual companies			
• Arisen during year	5,629	(7,311)	(1,682)
• Arisen in previous years	1,412	(4,307)	(2,895)
– Of consolidation adjustments			
• Arisen during year	1,082	(16,222)	(15,140)
• Arisen in previous years	14,545	(335)	14,210
Set-off negative tax bases from previous years			(56)
Tax base (tax result)			34,529

Figures in million pesetas.

Increases for permanent differences of non consolidated companies in the year correspond, basically, to non deductible expenses related to employee's life insurance policies, taxes borne on foreign dividends and income, lease of premises owned previously by a consolidated company, the disposal of which generated gains that benefited from the reinvestment exemption, as well as to the cancellation of losses generated in a foreign subsidiary's capital decrease.

Decreases for individual permanent differences in the year arise from the donations to the MAPFRE FOUNDATIONS, the allocation of a Reserve for investments in the Canary Islands effected by the company MAPFRE GUANARTEME, the dividend received from a Brazilian subsidiary, not integrated into the tax base of the Corporation Tax, pursuant to the provisions of the Double Taxation Treaty between Spain and Brazil, the monetary adjustment of positive income generated in the sale of premises, the reversion of accounting provisions that were not deductible in the financial years of their establishment, as well as the cancellation of profits deriving from the capital decrease effected in a foreign subsidiary.

Increases for permanent consolidation differences relate mainly to the elimination of intragroup dividends, eliminated in the accounting consolidation process, minority shareholders' interest and the imputation of losses registered by companies consolidated by the equity method.

Decreases for permanent consolidation differences correspond mainly to the elimination of dividends and provisions for consolidated companies' portfolio depreciation, the elimination of profits of companies consolidated by the equity method, as well as the elimination of foreign companies' results, that fall outside the reconciliation.

Increases for individual temporary differences arising in the year correspond, essentially, to non deductible expenses for pension commitments, as well as to the allocation of provisions for liabilities, depreciation of the securities portfolio and loan defaults, which exceed the fiscally deductible amounts.

Decreases for individual temporary differences arising in the year correspond basically to the deferral on reinvestment of extraordinary profits, established in article 21 of Act 43/1995, on the Corporation Tax.

Increases for individual temporary differences originating in previous years correspond to the reversion of part of the accrual of interest on financial assets with implicit yield, the reversion of the accelerated depreciation of assets established by Royal Decree-Act 3/1993, and applied in previous years, the partial reversion of profits generated in 1996 and subject to the tax benefit of deferral on reinvestment, as well as to the reversion of adjustments relating to the depreciation of investments in consolidated companies.

Decreases for individual temporary differences originating in previous years correspond, mainly, to adjustments due to differences on the timing of imputation of revenues, the reversion of positive income on sale of securities which in previous years were subject to swap, as well as the reversion of provisions that were considered as non deductible in previous years.

The amount of increases for temporary consolidation differences arising in the year correspond basically to the incorporation of intragroup profits for the year eliminated in the accounting consolidation process and the depreciation of goodwill on consolidation.

The amount of decreases for temporary consolidation differences arising in the year corresponds, basically, to the elimination of the adjustment of accounting consolidation made in the concept of allocation to the provision for depreciation of investments in consolidated companies.

The amount of increases for temporary consolidation differences arising in previous years corresponds basically, to the elimination of the accounting consolidation adjustment for reversal of the provisions for depreciation of subsidiaries.

The amount of decreases for temporary consolidation differences originating in previous years corresponds, basically, to the elimination of provisions allocated on subsidiaries in previous years.

The amount of individual prepaid taxes of fully consolidated companies, as at 31 December 2000, as a consequence of the positive temporary differences accumulated as at that date, is Pta 4,291 million. Of this amount, Pta 2,356 million have been included in the Balance Sheet and Profit and Loss Account of fully consolidated companies, pursuant to the criteria established to that respect by the I.C.A.C. resolution of 9 October 1997.

Of the said amount, Pta 326 million originate in the present financial year and Pta 2,030 million originate in previous years.

The remainder of individual prepaid taxes of consolidated companies, accumulated as at 31 December 2000, which amount to Pta 1,935 million, have not been recorded pursuant to the criteria established in the said I.C.A.C. resolution dated 9 October 1997.

The amount of individual deferred taxes as at 31 December 2000, of fully consolidated companies, is Pta 8,862 million, and have been included in the respective Balance Sheets and Profit and Loss Accounts.

During 2000, consolidated companies obtained returns abroad, with expenses accrued by the various foreign taxes on said profits amounting to pesetas 562 million.

In 2000, consolidated companies Pta negative tax bases from previous years amounting to Pta 56 million, originating in financial years 1997, 1998 and 1999.

The addition of negative tax bases from previous years pending set-off in fully consolidated companies amounted to Pta 10,713 million, broken down as follows:

From financial year	Amount	Deadline financial year
1992	42	2002
1994	35	2004
1995	20	2005
1996	1	2006
1997	5	2007
1998	3,798	2008
1999	6,812	2009

Figures in million pesetas.

The detail of tax credits in fully consolidated companies is as follows:

BREAKDOWN OF TAX INCENTIVES

Concept	Amount applied in the year	Outstanding balance
Deduction on double taxation – internal	5,782	198
Deduction on double taxation – international	97	1,054
New fixed assets	21	–
Staff training	12	–
Employment creation	2	–

Figures in million pesetas.

As at 31 December 2000, consolidated companies had booked tax credits for deductions pending application amounting to Pta 1,333 million, of which Pta 1,212 million originate in financial year 2000 and Pta 121 million are brought from 1999.

For the consolidation of the right to deductions applied to the investment in new fixed assets, consolidated companies must keep the said elements operating within their assets during a period of five years from their acquisition, or during their useful life should this be shorter.

Pursuant to the provisions of Act 29/1991, of 16 December, adapting certain fiscal concepts to the European Community Directives and Regulations, the depreciation of assets transferred by six insurance companies that were taken over by MAPFRE SEGUROS GENERALES in previous years, is carried out on the same values and in the same conditions as those applied by the assigning companies, which are recorded for each one of the transferred assets in the corresponding fixed assets records.

As established in the said regulation, fiscal rights and obligations of companies taken over, arising pursuant to the Spanish legislation, are transferred to the acquiring company, with the right to offset losses not being considered as transferred, and the latter assumes compliance with such requirements as are necessary to continue enjoying the tax benefits or consolidate those enjoyed by the companies taken over.

At the end of the year, consolidated companies have submitted to the tax benefit on reinvestment deferral provided for in article 1 of Act 43/1995, on the Corporation Tax, the positive income corresponding to the years and for the amounts that are detailed herebelow:

Financial year	Positive income
1996	3,470
1997	4,494
1998	4,382
1999	5,379
2000	7,302
Total	**25,027**

Figures in million pesetas.

Of the amount of Pta 58,588 million to be reinvested by consolidated companies, at the closing of the 2000 financial year the amount of Pta 56,544 million had been already invested, as per the following breakdown:

	Investment		
Financial year	Real estate	Shares in group companies	Total
1996	–	4,839	4,839
1997	64	5,899	5,963
1998	100	12,844	12,944
1999	2,148	6,934	9,082
2000	132	23,584	23,716
TOTAL	**2,444**	**54,100**	**56,544**

Figures in million pesetas.

Consequently, consolidated companies must reinvest Pta 2,044 million, Pta 48 million in 2001 and Pta 1,996 million in a period expiring in 2003.

Of the total amount of positive income subject to the tax benefit of deferral on reinvestment, consolidated companies integrated into their tax base the amount of Pta 573 million, there being Pta 24,454 million outstanding that will be integrated into the tax base of financial years 2001 to 2050.

In their capacity as partners of entities subject to the fiscal transparency regime, consolidated companies received in 2000 the following imputations:

Concept	Amount
Tax bases	22
Withholdings	2

Figures in million pesetas.

Pursuant to the legislation in force, the tax returns filed for the different taxes may not be considered as definitive until they have been inspected by the tax authorities or until the prescription period of four years has elapsed.

As a result of the inspection activities completed in 1997 in some of the consolidated companies, in relation to the Corporation Tax for financial years 1989 to 1993, as well as to the remaining taxes of financial years 1991 to 1995, tax assessments were raised, signed in disagreement, for the Corporation Tax of years 1992 and 1993, due to disagreement on the qualification of certain assets acquired upon the merger by takeover of several subsidiary companies, carried out on 31 December 1992, for the materialisation of reinvestment to which the exemption of certain positive income generated in years 1990 and 1993 was subject, as well as disagreement on the deductibility of the allocation to the provision for claims pending declaration, and on withholdings on account of the Personal Income Tax, due to disagreement in the determination of the applicable withholding percentages.

Tax liquidations deriving from the said assessments were appealed against before the competent Economic-Administrative courts, which complaints are pending resolution at present.

In 2000, inspection activities have continued in relation to Group 9/85, formed by Corporación MAPFRE, C.I.R., S.A. and their controlled companies, for all taxes relating to financial years 1996 and 1997, as well as for the Corporation Tax of years 1994 and 1995, which are pending completion as at the present date.

In 2001, inspection activities were initiated at Caja Madrid Seguros Generales, S.A., whose networth is integrated into MAPFRE Seguros Generales due to the dissolution, with general assignment of assets and liabilities, that took place on 29 December 2000, as well also as at Caja Madrid Vida, S.A., relating in both cases to all the taxes to which said companies are subject for years 1996 and 1997, as well as to withholdings on account of returns on capital of financial year 1998.

In the opinion of consolidated companies' advisers, the possibility for fiscal liabilities affecting significantly consolidated companies' financial position as at 31 December 2000, for the financial years and taxes subject to inspection, is remote.

From financial year 1985 onwards, and to the effects of declaration of the Corporation Tax, part of the consolidated companies are included in the Consolidated Tax Group number 9/85, formed by Corporación MAPFRE, Compañía Internacional de Reaseguros, S.A. and its subsidiary companies fulfilling the requirements to avail themselves of the said tax regime.

In 2000, the Tax Consolidated Group no. 9/85 is formed by the following companies: Corporación MAPFRE, C.I.R., S.A.; MAPFRE Inmuebles, S.A.; Desurcic, S.A.; Servicios Inmobiliarios MAPFRE, S.A.; MAPFRE Asistencia, S.A.; Iberoasistencia, S.A.; Iberoasistencia Servicios de Telemarketing, S.L.; Viajes MAPFRE, S.A. and MAPFRE Soft, S.A.

In financial year 2000, the following companies have been excluded from Group 9/85: MAPFRE Seguros Generales, S.A. as well as its subsidiaries: MAPFRE Industrial, S.A.; MAPFRE Servicios Marítimos, S.A.; MAPFRE Consultores, S.A.; Multimap, S.A. and Gesmap, S.A. Likewise, MAPFRE Caución y Crédito, S.A. and its subsidiary MAPFRE Servicios de Caución y Crédito, S.A. have been excluded. Said exclusions are due to the fact that Corporación MAPFRE, C.I.R., S.A., no longer controls more than 90% in the share capital of MAPFRE Seguros Generales, S.A. and MAPFRE Caución y Crédito, S.A., as Corporación MAPFRE contributed its interest in them to MAPFRE Caja Madrid Holding de Entidades Aseguradoras, S.A.

Also excluded from Group 9/85 in 2000 is the company Segurmap, S.A., in this case due to the sale of 51% of its interest in it by MAPFRE Seguros Generales, S.A.

Likewise, from year 1996 onwards, MAPFRE Vida, Sociedad Anónima de Seguros y Reaseguros sobre la Vida Humana and its subsidiaries fulfilling the requirements to avail themselves of the consolidated declaration regime, form part of Tax Consolidated Group number 33/96.

In 2000, Tax Consolidated Group no. 33/96 is formed by the following companies: MAPFRE VIDA, S.A.; CENTRO MÉDICO MAPFRE VIDA, S.A.; CONSULTORA ACTUARIAL Y DE PENSIONES MAPFRE VIDA, S.A.; Gestión Moda Shopping, S.A.; MAPFRE VIDA PENSIONES, E.G.F.P., S.A.; Miraceti, S.A.; MAPFRE INVERSIÓN, S.V., S.A. and MAPFRE INVERSIÓN DOS, S.G.I.I.C., S.A.

In 2000, the controlling Company carried out securities swap transactions subject to the Special Regime established in Title VIII of Act 43/1995.

Pursuant to the provisions of article 107 of Act 43/1995, on the Corporation Tax, the following information is disclosed:

- Book value of 22,021,127 shares of MAPFRE VIDA, Sociedad Anónima de Seguros y Reaseguros sobre la Vida Humana contributed in the capital increase of MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS: Pta 6,056,704,515.
- Book value of 1,500,000 shares of MAPFRE CAUCIÓN Y CRÉDITO, Compañía de Seguros y Reaseguros, S.A. contributed in the capital increase of MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A.: Pta 1,887,601,945.
- Book value of 4,500,000 shares of MAPFRE SEGUROS GENERALES, COMPAÑÍA DE SEGUROS Y REASEGUROS, S.A., contributed in the capital increase of MAPFRE-Caja Madrid, Holding de Entidades Aseguradoras, S.A.: Pta 6,657,038,816.
- Value at which CORPORACIÓN MAPFRE, C.I.R., S.A. has recorded the 40,006,035 shares received from MAPFRE CAJA MADRID, HOLDING DE ENTIDADES ASEGURADORAS, S.A. in the mentioned capital increase: Pta 14,601,545,276.

Likewise, the general assignment has been formalised in year 2000 of the assets and liabilities of Incalbarsa, S.A., in favour of its sole shareholder, CORPORACIÓN MAPFRE, C.I.R., S.A., a transaction subject to the Special Regime established in Title VIII of Act 43/1995, on the Corporation Tax.

As a result of the said transaction, the controlling Company has incorporated into its assets the premises located at Paseo de Recoletos number 25 of Madrid, for a book value of Pta 664,397,266, there being accumulated depreciation as at the assignment date amounting to Pta 14,938,311. The said premises were owned by Incalbarsa, and, to the effects of article 107 of Act 43/1995, reference is made to the document dated 20 January 1967.

In 2000, MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A. approved a capital increase by non cash contribution of shares in MAPFRE SEGUROS GENERALES, COMPAÑÍA DE SEGUROS Y REASEGUROS, S.A., MAPFRE VIDA, Sociedad Anónima de Seguros y Reaseguros sobre la Vida Humana, S.A. and MAPFRE CAUCIÓN Y CRÉDITO, Compañía Internacional de Seguros, S.A. (shares contributed by CORPORACIÓN MAPFRE, C.I.R., S.A.) and of shares of Caja de Madrid Vida, S.A., de Seguros y Reaseguros, Caja de Madrid Seguros Generales, S.A. de Seguros y Reaseguros and Caja Salud de Seguros y Reaseguros, S.A. (contributed by Corporación Financiera Caja de Madrid, S.A.), which transaction was made subject to the Special Fiscal Regime on securities swap provided for in Title VIII of Act 43/1995.

Pursuant to the provisions of article 107 of Act 43/1995, on the Corporation Tax, the following information is disclosed:

- Book value of the interest of CORPORACIÓN MAPFRE in MAPFRE SEGUROS GENERALES: Pta 6,657,038,816.
- Value of the shares of MAPFRE SEGUROS GENERALES to the effects of non cash contribution: Pta 12,590,418,161.
- Book value of the interest of CORPORACIÓN MAPFRE IN MAPFRE VIDA: Pta 6,056,704,515.
- Value of the shares of MAPFRE VIDA to the effects of non cash contribution: Pta 19,601,095,382.
- Book value of the interest of Corporación MAPFRE in MAPFRE Caución y Crédito: Pta 1,887,601,945.
- Value of the shares of MAPFRE CAUCIÓN Y CRÉDITO to the effects of the non cash contribution: Pta 2,370,597,303.
- Book value of the interest of Corporación Financiera Caja de Madrid in Caja de Madrid Vida, S.A.: Pta 17,920,848,769.
- Value of the shares of Caja de Madrid Vida to the effects of the non cash contribution: Pta 18,879,295,524.
- Book value of the interest of Corporación Financiera Caja de Madrid in Caja de Madrid Seguros Generales, S.A.: Pta 334,308,393.
- Value of the shares of Caja de Madrid Seguros Generales, S.A. to the effects of the non cash contribution: Pta 771,497,610.
- Book value of the interest of Corporación Financiera Caja Madrid in Caja Salud, S.A. (now renamed MAPFRE Caja Salud): Pta 6,620,289,818, which amount has been already reduced in the provision for depreciation of value booked for Pta 252,301,583.
- Value of the shares of Caja Salud, S.A. (now renamed MAPFRE CAJA SALUD) to the effects of the non cash contribution: Pta 6,261,514,864.

Likewise, in 2000, MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A. contributed the shares of Caja de Madrid VIDA, S.A. and Caja de Madrid Seguros Generales, S.A. in the respective capital increases agreed to by MAPFRE VIDA, S.A. and MAPFRE SEGUROS GENERALES, S.A., for the same values as they were recorded in the controlling company (Pta 18,879,295,524 and Pta 771,497,610 respectively), which has booked the shares received as a result of said contributions for the same book value of the shares delivered.

The general assignment of Caja de Madrid Seguros Generales, S.A.'s assets and liabilities in favour of its individual shareholder MAPFRE SEGUROS GENERALES, S.A. was recorded in public deed on 29 December 2000, which transaction was subject to the Special Regime provided for in Title VIII of Act 43/1995, on the Corporation Tax.

The general assignment of assets and liabilities of Planas Salud, Compañía de Seguros De Asistencia Sanitaria, S.A. in favour of its sole shareholder Caja Salud, S.A. (now renamed MAPFRE CAJA SALUD) took place on 1 January 2000, a transaction also subject to the Fiscal Regime of Title VIII of Act 43/1995.

10. INFORMATION ON NON LIFE INSURANCE

Pursuant to the authorisation extended by the Directorate General of Insurance, the information required in this section relating to «Technical income and expenses by lines» and «Technical results per year of occurrence» of non life insurance is not given for the following reasons:

- Its scant relevance for the true image of CORPORACIÓN MAPFRE's consolidated accounts, considering the heterogeneity of the markets where its subsidiaries operate and the factors that in each one of them condition the evolution of the various business lines.

- The difficulty, in the case of accepted reinsurance, for the obtention of information relating to claims per year of occurrence, since ceding companies follow recording methods other than that of year of imputation.

- The difficulty of obtaining from overseas subsidiaries, with the breakdown required for lines according to the Spanish classification, the reclassification of expenses by destiny, the eliminations of intragroup transactions and the information relating to technical results per year of occurrence.

11. OTHER INFORMATION

Contributions to Foundations

CORPORACIÓN MAPFRE and some of its consolidated companies make economic contributions to finance the scientific and educational activities of the Foundations set up by SISTEMA MAPFRE. These contributions are made through the distribution of profits.

Aggregate contributions for an overall amount of Pta 665 million are contemplated in the proposals for distribution of profits corresponding to 2000.

Remuneration of the controlling Company's Board of Directors

Remuneration and other compensation received by the administrators of the controlling Company in 2000 are detailed herebelow, irrespectively of the Group company having paid them, broken down by concept:

Concept	Amount
EXTERNAL BOARD MEMBERS	
– Fees	15
– Allowances for membership of Commissions and Committees	36
– Other concepts	1
EXECUTIVE BOARD MEMBERS	
– Salaries	114
– Life insurance policies	3
– Other concepts	6
TOTAL	176

Figures in million pesetas.

External directors' basic remuneration consists of an allowance for their attendance to meetings, which amounted to Pta 119,368 in 2000. In addition, they benefit from a life insurance policy, with an insured capital of Pta 12 million, and enjoy some of the benefits extended to staff, such as medical insurance.

In 2000, fixed allowances were established for external directors belonging to the Management Commission and the Board Delegate Committees, which in the said year amounted to Pta 1.6 million for the Management Commission and Pta 1.2 million for the Delegate Committees.

Executive directors receive the remuneration established in their contracts, including fixed salary, bonuses with varying amounts linked to results, life and disability insurance, and other benefits generally established for the Group companies' staff; in addition, certain pension complements have been acknowledged to them for the event of retirement, through a life insurance policy, it all within the remuneration policy established by SISTEMA MAPFRE for its top managerial staff, whether or not they are directors.

Executive directors and those performing executive functions in other Sistema entities, however, are not entitled to the remuneration established for external directors, except for the fixed allowance relating to membership in the Sistema's Management Commission.

Advances and credit facilities to the Board of Directors

At the closing of the year no company within the consolidatable Group had advances or credit facilities extended to the members of the controlling Company's Board of Directors, nor had any extended guarantees on their behalf.

Obligations to CORPORACION MAPFRE's Board of Directors

Commitments in respect of pensions and retirement premium to former and present members of the controlling Company's board of directors, undertaken by the controlled companies that have externalised their pension related commitments, are covered by the collective life insurance policy taken for said risks detailed in notes 5.n and 6.19 of the Annual Report. The premium accrued in the present year for these concepts with the mentioned Board members amounts to Pta 104 million.

Staff

During 2000, Group companies employed the following average staff, detailed by professional category:

Categories	Spain	Rest European Union	Other countries	Total
Managers	551	35	303	889
Clerical staff	1,751	171	2,399	4,321
Marketing staff	1,020	68	1,041	2,129
IT experts and others	543	38	2,126	2,707
Total	3,865	312	5,869	10,046

Guarantees undertaken to third parties

By virtue of the participation of the MAPFRE VIDA policyholders in the returns on investment of their mathematical reserves, when the property elements restated in accordance with Budget Acts 1/1979, 74/1980 and 9/1983 are sold, 90% of the difference between the purchase values and restated values will be attributed to such policies in the financial year when the sale is made. As at 31 December 2000, the future right of these policies over the amounts of such restatements is estimated at pesetas 288 million, for which provisions have been made as at the same date.

MAPFRE AMÉRICA has granted guarantees to MAPFRE SEGUROS GENERALES DE COLOMBIA covering credit facilities, amounting to USD 4,680,000 plus interest and expenses. In turn, MAPFRE SEGUROS GENERALES DE COLOMBIA guarantees MAPFRE AMÉRICA a compensation in case of enforcement, by counterindemnity for the same amount.

MAPFRE PERÚ has been granted a loan for the implementation of the Tronador System, amounting to USD 800,000; MAPFRE AMÉRICA has guaranteed MAPFRE PERÚ in relation to the loan extended by Citibank. Simultaneously, a counterindemnity has been signed, whereby MAPFRE PERÚ undertakes to hold MAPFRE AMÉRICA exempt from any liability that might derive for the latter from breach of the mentioned guarantee agreement.

MAPFRE RE and MAPFRE REINSURANCE CORPORATION have granted guarantees to third parties, materialised in credit accounts, amounting to Pta 1,539 million.

12. EVENTS SUBSEQUENT TO CLOSING

On 1 March 2001, the Company's Extraordinary General Shareholders' Meeting approved the issuance of simple debentures for an amount of pesetas 45,756 million.

On 8 January 2001, MAPFRE SEGUROS GENERALES formalised an agreement whereby it undertook the purchase and sale of all the shares in the companies Finisterre, S.A. and its subsidiary Oriente, S.A.

The Extraordinary General Shareholders' Meeting of the controlled company MAPFRE CAJA SALUD, in its meeting held on 8 January 2001, has approved a capital increase for an amount between minimum of Pta 2,923,031,425 and a maximum of Pta 2,923,653,100, by the issuance of a minimum of 380,851 shares and a maximum of 380,932 shares of Pta 7,675 nominal value each, with a share premium of Pta 418.71 per share. The capital increase will be carried out in two tranches, the first one for an amount of Pta 2,468,433,500, by means of a non cash distribution by MAPFRE VIDA of the assets representing the business line of illness insurance, and the second tranche, by the issuance of 59,312 ordinary shares, that will be covered by cash contributions.

On 6 February 2001, Caja de Ahorros y Monte de Piedad de Madrid has granted to MAPFRE AMÉRICA, S.A. a credit facility for a maximum amount of USD 50 million.

On 5 March 2001, a capital increase has been effected at Veracruz Seguradora for an amount of USD 10 million. The said amount has been drawn down against the above mentioned credit facility.

On 15 February 2001, MAPFRE SEGUROS GENERALES DE COLOMBIA held an Extraordinary Meeting, approving a capital increase for an amount of Colombian Peso 8,300 million, which will be also paid-up against drawdown of the credit facility.

13. CONSOLIDATED CASH FLOW STATEMENT

1. Cash flow variations during the year	Amount
From trade activities	
Increase	173,347
From other operating activities	
Decrease	(53,225)
From fixed assets and investments	
Decrease	(175,116)
From other transactions	
Increase	52,390
From other extraordinary transactions	
Increase	5,843
From transactions with the Public Administration	
Decrease	(24,967)
2. Evolution of cash flow during the year	
1. Cash at beginning of year	77,153
2. Cash at close of year	55,425
3. Variation in cash during year	
Decrease	(21,728)

Figures in million pesetas.

14. STATEMENT OF COVERAGE OF TECHNICAL RESERVES

The following table shows the technical reserves and assets qualifying as coverage resulting from the aggregation of the individual statements of the consolidatable group's insurance companies:

Company	Technical reserves to be covered		Qualifying assets		Surplus/ (Deficit)	
	Non Life	Life	Non Life	Life	Non Life	Life
MAPFRE CAJA MADRID HOLDING	120,729	966,490	148,189	1,070,436	27,460	103,946
MAPFRE AMÉRICA	149,176	6,534	213,471	7,734	64,295	1,200
MAPFRE RE	75,023	19,788	126,014	28,969	50,991	9,181
CORPORACIÓN MAPFRE	1,701	–	2,867	–	1,166	–
MAPFRE ASISTENCIA	2,476	–	2,754	–	278	–
Total	349,105	992,812	493,295	1,107,139	144,190	114,327

Figures in million pesetas.

The valuation criteria for technical reserves are those shown in note 5m) of this annual report. Assets qualifying as coverage of technical reserves have been valued pursuant to article 52 of the Regulations on Disposition and Supervision of Private Insurance, except in companies not belonging to the European Economic Area, where they have been valued pursuant to the regulations applicable in each country. Likewise, the Spanish companies have applied the diversification and spreading limits established in article 53 of the said Regulations, as well as the provisions of Circular 2/2000 of the Directorate General of Insurance.

15. STATEMENT OF CONSOLIDATED SOLVENCY MARGIN

The following table details the situation of the solvency margin:

Concept	Amount
Controlling company's paid-up share capital	15,130
Consolidatable Group's reserves	90,693
Creditor balance in consolidated companies' reserves account	64,573
Creditor balance in consolidated profit and loss account	2,212
Negative difference on consolidation	615
Minority interests	148,258
50% addition of future profits	12,565
Gains in:	
Tangible investments	3,626
Financial investments	9,073
Commissions technically discounted pending depreciation, net	28,376
Total positive items	**375,121**
Start-up, incorporation and capital increase expenses	(2,243)
Losses in:	
Tangible investments	(56)
Financial investments	(314)
Total negative items	**(2,613)**
Solvency margin	372,508
Minimum amount of solvency margin	116,957
Result of the solvency margin	**255,551**

Figures in million pesetas.

The following table details the minimum amount of the solvency margin broken down by sub groups and calculated, for subsidiaries operating in countries outside the EEA, pursuant to the rules in force in each country, except in the case of countries where this requirement does not exist, where it has been calculated pursuant to criteria similar to the Spanish regulations.

Sub-grupo	Minimum amount of solvency margin		Total
	Non Life	Life	
MAPFRE CAJA MADRID	17,595	46,744	64,339
MAPFRE AMÉRICA	41,201	310	41,511
MAPFRE ASIAN	541	–	541
MAPFRE RE	7,285	1,910	9,195
MAPFRE ASISTENCIA	1,242	–	1,242
CORPORACIÓN MAPFRE	129	–	129
Total	**67,993**	**48,964**	**116,957**

Figures in million pesetas.

For the determination of the consolidatable Group's not committed assets, the controlling Company's shareholders' funds have been considered, together with those contributed by the companies forming part of said Group. The valuation criteria used are those stemming from the legislation in force as at 31 December 2000. The effect of the corporation tax and profit sharing on capital gains and losses has been deducted from them.

As the sub group headed by CORPORACIÓN MAPFRE is integrated into a larger insurance companies' consolidatable Group, the company MAPFRE MUTUALIDAD calculates the said Group's consolidated Solvency Margin.

16. EURO

The controlling Company and its subsidiaries, in coordination with the remaining SISTEMA MAPFRE companies, are developing several projects in order to carry out a gradual implementation of processes in relation to the introduction of the Euro, aiming at achieving complete implementation by 31 December 2001.

For the interim period, and in relation to transactions denominated in pesetas, information in Euros to clients relates to the total amounts to be paid in collection notices, premium receipts and particular conditions in policies. Likewise, documents relating to commissions and mechanised payments will be expressed in Euros. At the client's specific request, additional information may be provided in Euros with respect to breakdown of premiums, insured capitals, limits, exemptions, etc.

Nevertheless, this reporting policy will be reviewed on an on-going basis according to market developments and to the process of introduction of the Euro into our economy.

During this period, contracting has commenced of policies in Euros in all the operating lines, when thus requested by clients, which affects the general and particular conditions, collection notices and premium receipts issued for collection. Likewise, all computer systems are being modified so that they can be run both in Euros and Pesetas during this period.

On 1 January 2002, all systems will operate exclusively with the Euro, although the Peseta will be marginally used during two months at the most.

At the close of 2000, expenses incurred as a result of the introduction of the Euro have not been capitalised, their amount being insignificant.

There are no future investment commitments or other operations to be carried out as a consequence of the implementation of the single currency, nor have provisions been established to that effect, nor changes made in the useful life of computer applications.

TABLE OF CONTROLLED COMPANIES AND AFFILIATES (ANNEX I)

Name	Address	Activity	Holding			Figures Year-end 31.12.2000				Method or Pro-cedure	Audit	
			Holder	Amount (*)	%	Capital	Reserves	Result	Interim Div.		Firm	Review
MAPFRE CAJA MADRID HOLDING												
MAPFRE Caja Madrid Holding de Entidades Aseguradoras, S.A.	Paseo de Recoletos,25 (Madrid)	Holding	• Corporación MAPFRE	15,896	51.0000	40,722	76,509	4,193	(1,500)	(A)	E.Y.	C
LIFE												
MAPFRE Vida,S.A. de Seguros y Reaseguros sobre la Vida Humana	Avda.General Perón,40 (Madrid)	Insurance and Reinsurance	• MAPFRE Caja Madrid Holding	90,873	99.1521	8,919	34,024	8,768	(6,112)	(A)	E.Y.	C
Caja Madrid Vida, S.A. de Seguros y Reaseguros	Pº de la Castellana 189 (Madrid)	Insurance	• MAPFRE Vida	18,879	100.000	17,936	1,090	1,252	(735)	(A)	E.Y.	C
Centro Médico de Chequeos MAPFRE Vida, S.A.	C/Llodio s/n (Madrid)	Medical Services	• MAPFRE Vida • Corporación MAPFRE	92	99.9537 0.0463	108	(12)	(3)	–	(A)	E.Y.	L
Consultora Actuarial y de Pensiones MAPFRE Vida, S.A.	Avda.General Perón,40 (Madrid)	Consultants	• MAPFRE Vida • Corporación MAPFRE	65	99.9339 0.0661	65	40	11	–	(A)	E.Y.	L
Gestion Moda Shopping, S.A.	Avda.General Perón,40 (Madrid)	Commercial Centres Management	• MAPFRE Vida • Corporación MAPFRE	13	99.8215 0.1785	13	12	7	–	(A)	E.Y.	L
MAPFRE Inversión, Sociedad de Valores, S.A.	Avda.General Perón, 40 (Madrid)	Securities Broker-Dealer	• MAPFRE Vida	7,112	99.9980	5,500	3,512	2,649	(1,000)	(B)	E.Y.	C
MAPFRE Inversión Dos, Soc.Gestora de Instituciones de Inversión Colectiva, S.A.	Avda.General Perón,40 (Madrid)	Unit Trust Management Firm	• MAPFRE Inversión	602	99.9853	340	1,272	416	–	(B)	E.Y.	C
MAPFRE Vida Pensiones, Entidad Gestora de Fondos de Pensiones, S.A.	Avda.General Perón,40 (Madrid)	Pension Funds Administration	• MAPFRE Inversión • Corporación MAPFRE	750	99.9934 0.0066	750	117	142	–	(B)	E.Y.	C
MAPFRE Video y Comunicación, S.A.	C/Sor Angela de la Cruz, 6 (Madrid)	Advertising Agency	• MAPFRE Vida • MAPFRE Seg.Generales • Corporación MAPFRE	3 –	38.0000 10.0000 15.0000	10	(1)	(1)	–	(D)	E.Y.	L
Miraceti, S.A.	Avda.General Perón,40 (Madrid)	Real Estate	• MAPFRE Vida • Corporación MAPFRE	5,990	99.9991 0.0009	5,653	529	112	–	(A)	E.Y.	C
GENERAL INSURANCE												
MAPFRE Seguros Generales, Cía. de Seguros y Reaseguros, S.A.	Paseo de Recoletos,23 (Madrid)	Insurance and Reinsurance	• MAPFRE Caja Madrid Holding • Corporación MAPFRE	13,483 673	90.6796 8.6295	5,276	9,349	4,401	(3,133)	(A)	E.Y.	C
MAPFRE Guanarteme Cía. de Seguros y Reaseguros de Canarias, S.A.	C/General Balmes, 3 (Las Palmas de Gran Canaria)	Insurance and Reinsurance	• MAPFRE Seguros Generales	1,148	70.0000	1,500	3,796	2,057	(512)	(A)	E.Y.	C
MAPFRE Industrial,S.A. de Seguros	Paseo de Recoletos,23 (Madrid)	Insurance and Reinsurance	• MAPFRE Seg. Generales • Corporación MAPFRE	3,998	99.9986 0.0014	4,991	483	524	(246)	(A)	E.Y.	C
MAPFRE Seguros Gerais, S.A.	*Avda. Liberdade, 40 Lisboa (Portugal)*	*Insurance and Reinsurance*	*• MAPFRE Seg.Generales*	*1,608*	*25.0000*	*5,507*	*876*	*227*	–	*(D)*	*E.Y.*	*C*
Relecmap, A.I.E.	Paseo de Recoletos 23 (Madrid)	Research, training and advisory services	• MAPFRE Seg.Generales • Mapfre Industrial • Mapfre Guanarteme	83 41 6	60.0000 30.0000 4.0000	60	30	6	–	(A)	E.Y.	L
MAPFRE Servicios de Informática, S.A.	Ctra.Pozuelo-Majadahonda, s/n (Madrid)	Computer services	• MAPFRE Seg.Generales	14	4.1670	300	86	10	–	(D)	E.Y.	L
MAPFRE Consultores de Seguros y Reaseguros, S.A.	Paseo de Recoletos,25 (Madrid)	Advisory and management services	• MAPFRE Seg.Generales • Corporación MAPFRE	10 10	50.0000 50.000	20	71	15	(1)	(D)	E.Y.	L
Seguridad MAPFRE,S.A.	C/Francisco de Rojas,12 (Madrid)	Alarm Centre	• MAPFRE Seg.Generales • Corporación MAPFRE	191	49.0000 0.0400	300	41	1	–	(D)	E.Y.	L
MAPFRE Servicios Marítimos, Comisariado y Liquidación de Averías, S.A.	Avda.Sabino Arana,4 (Bilbao)	Loss Adjusters	• MAPFRE Seg.Generales	132	99.9600	90	72	4	–	(A)	E.Y.	L
MAPFRE Informática, A.I.E.	Ctra.Pozuelo-Majadahonda, Km 3,8 (Madrid)	Data Processing Serv.	• MAPFRE Re • MAPFRE Industrial • MAPFRE Guanarteme • MAPFRE Inversión • MAPFRE Seg.Generales • MAPFRE Vida • MAPFRE Caución y Crédito • Corporación MAPFRE	– 2 2 – 5 2 1 –	1.0000 6.0000 6.0000 1.0000 12.0000 5.0000 2.0000 0.1000	40	–	–	–	(D)	E.Y.	L
Promapf, S.A.	General Balmes,3 (Las Palmas de Gran Canaria)	Real Estate and industrial property services	• MAPFRE Guanarteme • Corporación MAPFRE	46 –	99.8520 0.1480	25	16	13	(4)	(B)	E.Y.	L
Multiservicios MAPFRE, S.A.	Paseo de Recoletos, 27 (Madrid)	Real Estate	• MAPFRE Seg.Grales. • MAPFRE Industrial	73 24	75.0000 25.0000	50	7	2	–	(B)	E.Y.	L
Gestora de Activos Funerarios, S.A.	Paseo de Recoletos ,23 (Madrid)	Services	• MAPFRE Seg.Grales. • MAPFRE Industrial	38 12	75.0000 25.0000	50	(12)	(14)	–	(B)	E.Y.	L
Club MAPFRE., S.A.	Ctra.Pozuelo-Majadahonda, Km 3,8 (Madrid)	Advisory and management services	• MAPFRE Seg.Grales. • MAPFRE Vida • MAPFRE Asistencia	40 30 19	20.0000 15.0000 10.0000	300	(126)	29	–	(D)	E.Y.	L
Quavitae, S.A.	Fuencarral, 123 (Madrid)	Assistance services	• MAPFRE Seg.Grales. • MAPFRE Asistencia	420 269	33.3333 10.0000	2,100	380	56	–	(D)	E.Y.	L

* Net values after deduction of pending payments and provisions for depreciation of investments.
Figures in million pesetas.

TABLE OF CONTROLLED COMPANIES AND AFFILIATES (ANNEX I)

Name	Address	Activity	Holding			Figures Year-end 31.12.2000				Method or Procedure	Audit	
			Holder	Amount (*)	%	Capital	Reserves	Result	Interim Div.		Firm	Review
GENERAL INSURANCE *(continued)*												
Bioingeniería Aragonesa, S.L.	Matías Pastor Sancho, 9 (Zaragoza)	Technology for the elder	• MAPFRE Seg.Grales.	48	40.0000	24	43	12	–	(D)	E.Y.	L
Compañía Canaria de Cementerios, S.A.	General Balmes,3 (Las Palmas de Gran Canaria)	Sale of plots in cemeteries	• MAPFRE Guanarteme	14	33.3333	50	9	9	–	(D)	E.Y.	L
Tinerfeña de Servicios de Tecnología e Innovación para el automóvil	José Antonio, 10 (Santa Cruz de Tenerife)	Services	• MAPFRE Guanarteme	250	10.0000	750	–	–	–	(D)	E.Y.	L
GUARANTEE AND CREDIT												
MAPFRE Caución y Crédito Cía. Internacional de Seguros y Reaseguros, S.A.	Avda,. General Perón, 40 (Madrid)	Insurance and Reinsurance	• MAPFRE Caja Madrid Holding	2,370	99.9933	1,500	761	493	(280)	(A)	E.Y.	C
MAPFRE América Caución y Crédito, S.A.	Avda,. General Perón, 40 (Madrid)	Holding	• MAPFRE Caución y Crédito • MAPFRE América	1,000 875	40.0000 35.0000	2,500	6	17	–	(A)	E.Y.	C
MAPFRE Servicios de Caución, S.A.	Avda,. General Perón, 40 (Madrid)	Services	• MAPFRE Caución y Crédito • Corporación MAPFRE	27 –	99.6800 0.3200	35	(8)	–	–	(A)	E.Y.	C
MAPFRE Garantías y Crédito, S.A.	Teatinos, 280 Santiago de Chile (Chile)	Insurance	• MAPFRE América Caución y Crédito	795	100.0000	697	98	57	–	(A)	E.Y.	C
MAPFRE Seguradora de Garantía e Crédito, S.A.	Av. M.ª Coelho Aguiar 215 Sao Paulo (Brazil)	Insurance	• MAPFRE América Caución y Crédito	702	90.0000	894	–	62	–	(A)	K.P.M.G.	C
Compañía de Seguros de Créditos Comerciales, S.A.	Carrera 64 Medellín (Colombia)	Insurance	• MAPFRE América Caución y Crédito	360	60.0000	634	2	47	–	(A)	K.P.M.G.	C
HEALTH												
MAPFRE Caja Salud de Seguros y Reaseguros, S.A.	P.º de la Castellana, 189 (Madrid)	Insurance	• MAPFRE Caja Madrid Holding	9,336	99.9787	8,769	249	2	–	(A)	E.Y.	C
Igualatorio Médico Quirúrgico de Huesca	Huesca	Insurance	• MAPFRE Caja Salud	100	84.4600	181	21	(112)	–	(C)		
Aseguradora Islas Canarias	Las Palmas de Gran Canaria	Insurance	• MAPFRE Caja Salud	2,814	100.0000	120	276	241	–	(C)		
REINSURANCE												
MAPFRE RE Cía. Reaseguros, S.A.	Paseo de Recoletos,25 (Madrid)	Reinsurance	• Corporación MAPFRE	20,743	83.3341	18,843	14,170	1,825	–	(A)	E.Y.	C
Compagnie International D'assurances et Reassurances (C.I.A.R.)	45, Rue de Treves Bruselas (Belgium)	Insurance and Reinsurance	• MAPFRE Re • Maplux Reinsurance	1,281 332	74.9300 25.0700	492	811	160	–	(A)	E.Y.	C
MAPFRE Chile Reaseguros, S.A.	Avda. Apoquindo, 4499 Santiago (Chile)	Holding	• MAPFRE Re	2,745	99.9986	5,852	4,796	(1)	–	(A)	E.Y.	C
Inversiones Ibéricas,S.A.	Avda. Apoquindo, 4499 Santiago (Chile)	Securities Investment	• MAPFRE Chile Reasg.	9,266	100.0000	5,978	2,362	(5)	(5)	(A)	E.Y.	C
Caja Reaseguradora de Chile, S.A.	Avda.Apoquindo, 4499 Santiago (Chile)	Reinsurance	• Inversiones Ibéricas	9,361	99.6759	7,751	718	933	–	(A)	E.Y.	C
Inmobiliaria Costa de Montemar, S.A.	Moneda, 920 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	1,332	32.0000	4,086	(5)	80	–	(D)	E.Y.	C
Inmobiliaria y Rentas Alcántara 218,S.A.	Huérfanos, 835 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	21	28.0000	60	19	(4)	–	(D)	A.A..	C
Inmobiliaria Condominio Parque Zapallar, S.A.	Avda.Apoquindo, 4499 Santiago (Chile)	Real Estate	• Inversiones Ibéricas • Cia Nacional de Rentas	28 –	99.0000 1.0000	171	(144)	1	–	(B)	E.Y.	C
Compañía Nacional de Rentas	Avda.Apoquindo, 4499 Santiago (Chile)	Real Estate	• Inversiones Ibéricas • Caja Reaseg. de Chile	27 –	1.0000 87.6583	126	(81)	(13)	–	(A)	E.Y.	C
C.R. Argentina, S.A.	Avda. de Córdoba, 1450 Buenos Aires (Argentina)	Reinsurance	• Caja Reaseg.de Chile	36	99.9900	66	(29)	(1)	–	(A)	–	–
Sociedad Constructora y de Inversiones Martín Zamora Ltd.	Avda.Apoquindo, 4499 Santiago (Chile)	Real Estate	• Caja Reaseg.de Chile • Cia Nacional de Rentas	13 –	50.0000 50.0000	32	(19)	–	–	(A)	E.Y.	C
Inversiones Hemisférica,S.A.	Carrera 11, N.º 93B-09 Bogotá (Colombia)	Secs. & Real Estate mgt. and investment	• Mapfre Re • Mapfre Reaseg. Chile	690 93	94.9000 5.1000	934	745	211	–	(A)	E.Y.	C
Inversiones Araucaria	Carrera 11, N.º 93B-09 Bogotá (Colombia)	Secs. & Real Estate mgt and investment	• Inversiones Hemisférica • Cia.Asistencia de los Andes • Itsemap Colombia	2 – –	94.8997 3.8450 1.1327	2	30	2	–	(B)	MERE	C
Maplux Reinsurance Company Ltd	Inmueble "Centre Europe", 5 Place de la Gare (Luxembourg)	Reinsurance	• MapfreRe • Corporación MAPFRE	334 –	99.9630 0.0370	327	145	–	–	(A)	E.Y.	C
Itsemap Servicios Tecnológicos MAPFRE, S.A.	Paseo de Recoletos, 25 (Madrid)	Consultants	• MAPFRE Re • Corporación MAPFRE	248 –	99.9752 0.0248	250	(5)	19	–	(B)	E.Y.	L
Assiservice, S.R.L.	Via Privata Mangili, 2 Milán (Italy)	Non operating	• MAPFRE Re	3	99.0000	–	–	–	–	(C)	–	–
MAPFRE RE Management Services U.K. Company Limited	Philpot Lane, 2-3 Londres (United Kingdom)	Real Estate services	• MAPFRE Re	69	100.0000	69	2	(42)	–	(A)	–	–
MAPFRE RE Assesoría Ltda.	Rua Sao Carlos do Pinhal, 696 -Sao Paulo (Brazil)	Consultants	• MAPFRE Re • Itsemap do Brasil	390 –	99.9998 0.0002	316	(204)	(90)	–	(B)	–	–

* Net values after deduction of pending payments and provisions for depreciation of investments.
Figures in million pesetas.

TABLE OF CONTROLLED COMPANIES AND AFFILIATES (ANNEX 1)

Name	Address	Activity	Holding			Figures Year-end 31.12.2000				Method or Pro-cedure	Audit	
			Holder	Amount (*)	%	Capital	Reserves	Result	Interim Div.		Firm	Review
REINSURANCE *(continued)*												
MAPFRE Re Holdings Inc.	100 Campus Drive New Jersey 07932-1006 (U.S.A.)	Holding	• MAPFRE Re	18,703	100.0000	7,273	13,825	(1)	–	(A)	E.Y.	C
MAPFRE Reinsurance Corporation	100 Campus Drive New Jersey 07932-2006 (U.S.A.)	Insurance and reinsurance	• MAPFRE Re Holdings	21,192	100.0000	626	17,228	437	–	(A)	E.Y.	C
Inmobiliaria Presidente Figueroa Alcorta,S.A.	Figueroa Alcorta, 3102 B. Aires (Argentina)	Real Estate	• MAPFRE Chile Reasg.	1,360	99.9000	1,454	(70)	(23)	–	(B)	E.Y.	C
Inmobiliaria Tirilluca, S.A.	Agustinas, 853 Santiago (Chile)	Real Estate	• IInversiones Ibéricas	689	43.7500	1,704	(99)	(31)	–	(D)	E.Y.	C
Inversiones Alcántara 200 S.A.	Agustinas, 853 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	3	28.0000	1	12	(1)	–	(D)	A.A.	C
Itsemap Colombia, Servicios Tecnológicos MAPFRE, S.A.	Carrera ,11, nº 93b-09 Santafé de Bogotá (Colombia)	Consultants	• Itsemap Serv. Tecnológ. • Invers. Hemisférica • Andiasistencia	9 – –	93.7500 5.2520 0.8388	2	4	(3)	–	(B)	IRR	C
Itsemap Austral, S.A:	Avda.Figueroa Alcorta, 3102 -1425 Buenos . Aires (Argentina)	Consultants	• Itsemap Serv. Tecnológ. • C.R.Argentina	61 –	99.9991 0.0009	19	(13)	(9)	–	(B)	–	–
Itsemap México S.A. de C.V.	Porfirio Diaz, 102 Col.Nochebuena México D.F. (Mexico)	Consultants	• Itsemap Serv. Tecnológ.	16	99.9998	17	14	7	–	(B)	–	–
Itsemap Portugal, Seguranca e Prevencao Limitada	Rua Castillo, 52 Lisboa (Portugal)	Consultants	• Itsemap Serv. Tecnológ.	34	99.9857	23	(5)	0	–	(B)	–	–
Itsemap Venezuela C.A.	Avda.Libertador, Torre Maracaibo Caracas (Venezuela)	Consultants	• Itsemap Serv. Tecnológ.	4	100.0000	6	(13)	0	–	(B)	–	–
Itsemap Chile, Servicios Tecnológicos MAPFRE, S.A.	Apoquindo, 4499 Santigo (Chile)	Consultants	• Itsemap Serv. Tecnológ. • Caja R. de Chile	10 2	75.0000 25.0000	15	(7)	(2)	–	(B)	E.Y.	C
Itsemap Brasil LTDA.	Rua Sao Carlos do Pinhal, 696 - Sao Paulo (Brazil)	Consultants	• Itsemap Serv. Tecnológ. • M.R. Asesorías	58 –	99.9792 0.0208	184	(132)	11	–	(B)	–	–
Mapfre Cía de Servicios Generales	Junior Tarara, 16 Lima (Peru)	Consultants	• Inv. Hemisférica • Inv. Ibéricas	– –	98.0000 1.0000	24	(11)	6	–	(A)	–	–
MAPFRE Mandatos y Servicios	Figueroa Alcorta, 3102 B. Aires (Argentina)	Services	• ITSEMAP Austral • C.R.Argentina • Inversiones Araucaria	– – –	0.0100 0.9900 99.0000	4	(2)	–	–	(B)	–	–
MAPFRE Reinsurance Management Corporation	100 Campus Drive New Jersey 07932-1006 (U.S.A.)	Services	• MAPFRE Re Holdings	–	100.0000	–	–	–	–	(A)	E.Y.	C
ASSISTANCE												
MAPFRE Asistencia Cia. Internacional de Seguros y Reaseguros, S.A.	Gobelas 41-45 (Madrid)	Insurance and Reinsurance	• Corporación MAPFRE	5,664	99.9971	5,209	824	49	–	(A)	E.Y.	C
Iberoasistencia Portugal	Avda. Liberdade, 40 Lisboa (Portugal)	Travel assistance	• MAPFRE Asistencia	29	100.0000	42	14	(17)	–	(A)	CRRC	C
Brasil Asistencia	Ed.Crystal Tower Alameda Mamore 989 06454-040 S.Paulo (Brazil)	Travel assistance	• MAPFRE Asistencia	382	99.9990	275	358	115	91	(A)	E.Y.	C
Afrique Assistance	16, Rue Dr.Alphonse Laverning - 1002 (Tunis)	Travel assistance	• MAPFRE Asistencia	51	49.0000	129	(36)	12	–	(B)	MENI	C
Veneasistencia	Avda.del Libertador Torre Maracaibo Caracas (Venezuela)	Travel assistance	• MAPFRE Asistencia I MAPFRE Re	118 –	99.9844 0.0020	78	52	11	–	(C)	E.Y.	C
Compañía de Asistencia de los Andes, S.A.	Carrera, 11, N.º 93 - B – 09 Bogotá (Colombia)	Travel assistance	• MAPFRE Asistencia • Reaseg.Hemisférica	114 –	94.8900 0.0008	69	64	10	–	(A)	E.Y.	L
Federal Assist.	3401 N.W. 82 ND suite 3090 Miami Florida 33122 (U.S.A.)	Travel assistance	• MAPFRE Asistencia	182	100.0000	318	(131)	(5)	–	(A)	E.Y.	C
Iberoasistencia Argentina, S.A.	Avda. Figueroa Alcorta, 3102 –B. Aires (Argentina)	Travel assistance	• MAPFRE Asistencia	576	99.9900	983	(134)	(274)	–	(A)	E.Y.	C
Sur Asistencia	Av.Apoquindo 4499 Santiago de Chile (Chile)	Travel assistance	• MAPFRE Asistencia	82	99.0000	81	46	2	–	(A)	E.Y.	C
Iberoasistencia, S.A.	Gobelas, 41-45 (Madrid)	Travel assistance	• MAPFRE Asistencia	134	99.9300	160	13	(39)	–	(A)	E.Y.	C
Ireland Assistance Ltd.	Celtic Court, Int.Drive Salthill, Galway (Ireland)	Travel assistance	• MAPFRE Asistencia	48	100.0000	42	11	9	–	(B)	E.Y.	C
Gulf Assist E.C.	Manama Centre Building Manama (Barhrain)	Travel assistance	• MAPFRE Asistencia	81	74.6250	143	(90)	126	–	(B)	E.Y.	C
France Assistance	6, Rue d'Amsterdam 75009 Paris (France)	Travel assistance	• MAPFRE Asistencia	–	99.9821	80	(117)	(84)	–	(B)	E.Y.	C
Eurosos Assistance	249 Messogion Avenue Neo Psichico, Atenas (Greece)	Travel assistance	• Iberoasistencia • MAPFRE Asistencia	– 124	0.5000 99.5000	98	(23)	103	–	(C)	E.Y.	C

* Net values after deduction of pending payments and provisions for depreciation of investments.
Figures in million pesetas.

TABLE OF CONTROLLED COMPANIES AND AFFILIATES (ANNEX 1)

Name	Address	Activity	Holding			Figures Year-end 31.12.2000				Method or Procedure	Audit	
			Holder	Amount (*)	%	Capital	Reserves	Result	Interim Div.		Firm	Review
ASSISTANCE (continued)												
Caribe Asistencia	Manuel de Jesús Troncoso 2. Edif. Borrell 61 Pl. Sto Domingo (Dominican Republic)	Travel assistance	• MAPFRE Asistencia	28	51.9997	62	58	91	11	(A)	E.Y.	C
Ecuasistencia	Avda.Doce de Octubre, 1942 -World Trade Center Quito (Ecuador)	Travel assistance	• MAPFRE Asistencia	16	100.0000	5	7	5	–	(B)	E.Y.	
Perú Asistencia, S.A.	Tarata 160-9ª -Miraflores Lima (Peru)	Travel assistance	• MAPFRE Asistencia	14	99.8600	21	–	(7)	–	(B)	BDO	C
Viajes MAPFRE, S.A.	Sor Ángela de la Cruz, 6 (Madrid)	Travel assistance	• MAPFRE Asistencia • Iberoasistencia.	223	99.7600 0.2400	200	10	62	–	(B)	E.Y.	L
México Asistencia	Porfirio Díaz 100 Mexico D.F. Mexico	Travel assistance	• MAPFRE Asistencia	49	99.9900	79	82	194	51	(A)	E.Y.	C
Ibero Asistencia Servicios de Telemarketing, S.L.	Gobelas 41-45 (Madrid)	Call Center	• MAPFRE Asistencia • Iberoasistencia	21 64	26.5000 73.5000	55	(5)	35	–	(A)	–	–
Allmap Assist GMBH	Mergenthaleralle, 771 Eschborn (Germany)	Assistance	• MAPFRE Asistencia	186	99.9500	85	67	34	–	(B)	E.Y.	C
Panamá Asistencia	Calle 50 local 9 D, piso 9. Panamá, Bella Vista (Panama)	Assistance	• MAPFRE Asistencia	34	58.0000	107	(7)	(1)	–	(B)	E.Y.	C
Tur Assist.	Fluya mah.Hakki Yeten Cad. 17. Kat 6 Istamburl (Turkey)	Travel assistance	• MAPFRE Asistencia • Iberoasistencia	16 –	91.6400 8.3333	12	(2)	8	–	(B)	SIGMA	C
Uruguay Asistencia	Rincón, 77. Edif. Presidente, Piso 2, Montevideo (Uruguay)	Travel assistance	• MAPFRE Asistencia • Iberoasistencia	27 –	90.2055 9.7945	31	11	–	–	(A)	E.Y.	C
Asistencia Boliviana	Celso Castedo Barba, 39 Centro- Santa Cruz (Bolivia)	Travel assistance	• MAPFRE Asistencia	21	99.4600	63	–	(40)	–	(B)	D.F.K.	C
Costa Rica Asistencia	Sabana Sur 200 Sur de la Librería Universal. San José de Costa Rica (Costa Rica)	Travel assistance	• MAPFRE Asistencia	40	100.0000	45	(1)	4	–	(B)	E.Y.	C
Quetzal Asistencia	Diagonal 6, zona 10 Ed.internaciones, Of. 301 (Guatemala)	Travel assistance	• México Asistencia	18	99.9920	27	(8)	–	–	(A)	K.P.M.G.	C
El Salvador Asistencia S.A.	Loma Linda, Col.San Benito. San Salvador El Salvador	Travel assistance	• Mapfre Asistencia • Iberoasistencia	12 –	99.9900 0.0100	12	–	60	–	(B)	–	–
Nicassit, S.A.	Colonial Los Robles Managua, Nicaragua	Travel assistance	• Mapfre Asistencia	10	99.9600	11	(1)	–	–	(B)	–	–
Benelux Asist., S.A.	Rue de Treves, 45 Bruxelles, Belgium	Travel assistance	• Mapfre Asistencia	58	70.0000	320	–	(77)	–	(B)	–	–
REAL ESTATE												
MAPFRE Inmuebles, S.A.	Prieto Ureña,6 (Madrid)	Real Estate	• Corporación MAPFRE	5,068	99.9132	2,702	2,735	301	(151)	(B)	E.Y.	C
Desarrollos Urbanos Cic., S.A.	Paseo de Recoletos, 25 (Madrid)	Real Estate services	• MAPFRE Inmuebles • Corporación MAPFRE	84 –	99.9216 0.0784	64	4	175	–	(B)	E.Y.	L
Servicios Inmobiliarios MAPFRE, S.A.	Prieto Ureña,6 (Madrid)	Real Estate	• MAPFRE Inmuebles	50	99.9000	50	–	–		(B)	E.Y.	L
Organización AGC C.A.	Calle 2ª La Urbina Torre La Urbina- Caracas (Venezuela)	Construction Company	• Corporación MAPFRE	2,012	100.0000	796	102	33	–	(A)	–	–
Detectar D.T. Transf. E Adm. de Riscos	Avda. María Coelho Aguiar, 215. Sao Paulo (Brazil)	Risk Administration	• Corporación MAPFRE	2,030	100.0000	2,329	(362)	63	–	(A)	–	–
OTHERS												
MAPFRE Soft, S.A.	Ctra.Pozuelo-Majadahonda, s/n. (Madrid)	Computer services	• Corporación MAPFRE	175	99.9991	314	(7)	(86)	–	(B)	E.Y.	C
MAPFRE Soft América, S.A.	18 de Julio, 841 Montevideo (Uruguay)	Computer services	• Corporación MAPFRE	–	55.0000	397	376	(20)	–	(B)	–	–
Progress Assicurazioni S.p.A.	Villa de Gregorio Piazza Alberico Gentili,3 Palermo (Italy)	Insurance	• Corporación MAPFRE	813	48.9731	1,497	402	(240)	–	(A)	–	–
MAPFRE Asian Insurance Corporation	3º & 6º Floor. Ace Bldg 101-103 Rada Corner de la Rosa St.-Makati-Manila (Philippines)	Insurance	• Corporación MAPFRE	845	53.2300	1,442	118	28	–	(A)	–	–
MAPFRE London Ltd.	Philpot Lane 2-3 Londres (United Kingdom)	Holding	• Corporación MAPFRE	–	100.0000	1,259	(1,259)	–	–	(B)	–	–
Fancy Investment, S.A..	Colonia 993, piso 3º Montevideo (Uruguay)	Financial Co.	• Corporación MAPFRE	–	100.0000	1,060	(677)	(383)	–	(A)	–	–

* Net values after deduction of pending payments and provisions for depreciation of investments.
Figures in million pesetas.

TABLE OF CONTROLLED COMPANIES AND AFFILIATES (ANNEX I)

Name	Address	Activity	Holding			Figures Year-end 31.12.2000				Method or Procedure	Audit	
			Holder	Amount (*)	%	Capital	Reserves	Result	Interim Div.		Firm	Review
OTHERS *(continued)*												
Caja Madrid Bolsa, Sociedad de Valores y Bolsa	Calle Serrano 39. (Madrid)	Securities Broker-Dealer	• Corporación MAPFRE	764	30.0000	2,120	(473)	1,308	(1,007)	(D) (F)	A.A.	C
Gesmadrid, Sociedad Gestora de Instituciones de Inversión Colectiva	P.° de la Castellana 189, 6.ª planta (Madrid)	Investment Company	• Corporación MAPFRE	1,975	30.0000	4,357	356	3,000	(2,441)	(D) (F)	A.A.	C
Caja Madrid Pensiones, S.A. Entidad Gestora de Fondos de Pensiones	P.° de la Castellana, 189 (Madrid)	Pension Funds Manager	• Corporación MAPFRE	1,272	30.0000	3,541	447	567	(402)	(D) (F)	A.A.	C
MAPFRE AMERICA												
MAPFRE América, S.A.	Paseo de Recoletos,25 (Madrid)	Holding	• Corporación MAPFRE	57,870	81.0644	53,879	22,439	(2,284)	–	(A)	E.Y.	C
ARGENTINA												
MAPFRE Argentina, S.A.	Lavalle, 348. B.Aires (Argentina)	Holding	• MAPFRE América	9,625	100.0000	11,444	2,547	(395)	–	(A)	E.Y.	C
MAPFRE Aconcagua Cía. De Seguros, S.A.	Lavalle, 348. B.Aires (Argentina)	Insurance	• MAPFRE Argentina	5,665	99.9979	11,518	(5,525)	(302)	–	(A)	E.Y.	C
Aconcagua Seguros de Retiro, S.A.	Lavalle, 348. B.Aires (Argentina)	Insurance	• MAPFRE Argentina • Aconcagua Cía de Seg.	169 549	23.5688 76.4312	633	31	17	–	(A)	E.Y.	C
Surassur, S.A.	Lavalle, 348. B.Aires (Argentina)	Insurance	• MAPFRE Argentina	49	100.0000	61	(18)	2	–	(A)	E.Y.	C
Cesvi Argentina, S.A.	Calle 9 y 17. Parque Ind. Pilar- Buenos Aires (Argentina)	Research, training and advisory services	• Aconcagua Cía. De Seguros	69	6.5600	918	94	–	–	(B)	A.A.	C
MAPFRE Aconcagua A.R.T.	Lavalle 348, Buenos Aries (Argentina)	Risk Administration	• MAPFRE Argentina • Aconcagua Cía. De Seguros	1,801 13	99.2696 0.7304	1,831	(183)	75	–	(A)	E.Y.	C
MAPFRE Aconcagua Vida	Lavalle 348, Buenos Aries (Argentina)	Insurance	• MAPFRE Argentina	269	20.0000	1,830	(119)	(81)	–	(B)	E.Y.	C
BRAZIL												
Vera Cruz Seguradora, S.A.	Av. María Coelho Aguiar, 215. Sao Paulo (Brazil)	Insurance	• MAPFRE Do Brasil • MAPFRE América	4,829 6,483	40.4612 59.5388	12,404	(1,449)	231	–	(A)	K.P.M.G.	C
Seguradora Roma,S.A.	Avda.Paulista, 171 Sao Paulo (Brazil)	Insurance	• Vera Cruz Seguradora	460	46.0300	1,790	(509)	–	–	(D)	P.W.C.	C
MAPFRE do Brasil Consultoría e Servicios Ltda.	Av. María Coelho Aguiar, 215 - Sao Paulo (Brazil)	Services	• Corporación MAPFRE • MAPFRE América	– 4,760	0.0037 99.9963	4,924	(735)	5	–	(A)	K.P.M.G.	C
Vera Cruz Consultoría Técnica e Administracao de Fundos S/C.Ltda.	Av. María Coelho Aguiar, 215 -Sao Paulo (Brazil)	Pension Funds Administration	• Vera Cruz Seguradora • Vera Cruz Vida Previd.	– –	90.0000 2.0000	1	(1)	–	–	(B)	–	–
Vera Cruz Vida e Previdencia, S.A.	Av. María Coelho Aguiar, 215 -Sao Paulo (Brazil)	Insurance	• Vera Cruz Seguradora	1,154	20.0000	7,233	(860)	(156)	–	(D)	K.P.M.G.	C
MAPFRE Seguros de Garantías, S.A.	Av. María Coelho Aguiar, 215 -Sao Paulo (Brazil)	Insurance	• Mapfre América Caución • Vera Cruz Seguradora	702 89	90.0000 10.0000	791	–	–	–	(B)	–	–
Santacatarina Seguros e Previdencia, S.A.	Rua Padre Mighelinho, 8 Florianapolis (Brazil)	Insurance	• Vera Cruz Seguradora	30	13.3125	225	112	–	–	(D)	–	–
Cesvi Brasil, S.A. Centro de Experimento e Seguranza Viaria	Rua Amador Aguiar, 700- City Empresarial – Sao Paulo (Brazil)	Research, training and advisory services	• Vera Cruz Seguradora	62	9.5000	–	–	–	–	(D)	E.Y.	C
CHILE												
MAPFRE Chile Seguros,S.A.	Avda.Apoquindo, 4499 Santiago de Chile (Chile)	Holding	• MAPFRE América • MAPFRE RE	3,884 –	99.9937 0.0042	5,334	738	47	–	(A)	E.Y.	C
Euroamérica Asesorías Uno, S.A.	Teatinos 280, piso 4 Santiago de Chile (Chile)	Insurance	• MAPFRE Chile Seg.	1,146	100.0000	1,322	(232)	55	–	(A)	–	–
MAPFRE Compañía de Seguros Generales de Chile, S.A.	Teatinos 280, piso 4 Santiago de Chile (Chile)	Insurance	• MAPFRE Chile Seg.	2,799	100.0000	3,328	(677)	148	–	(A)	E.Y.	C
COLOMBIA												
MAPFRE Seguros Generales de Colombia S.A.	Carrera, 7, n.° 74-36 Santa Fe de Bogota	Insurance	• MAPFRE América • Apoint	2,057 136	94.2246 5.7621	4,022	(567)	(1,006)	–	(A)	E.Y.	C
Promotora MAPFRE Caribe Carima, S.A.	Carrera, 7, n.° 74-36 Santa Fe de Bogota (Colombia)	Real Estate	• MAPFRE S.G. de Colombia • MAPFRE América	106 88	20.0682 79.9318	60	37	(6)	–	(B)	E.Y.	C
Vehidata, S.A.	Carrera 28, n.° 53-14 Santa Fe de Bogota (Colombia)	Information on spare parts of vehicles	• MAPFRE S.G. de Colombia	39	92.5888	19	22	(13)	–	(B)	E.Y.	C
Automotores Capital LTDA	Carrera 7, n.° 74-36 Santa Fe de Bogota (Colombia)	Repair, purchase and sale of vehicles	• Promotora MAPFRE Caribe	–	100.0000	–	(2)	–	–	(B)	–	–

* Net values after deduction of pending payments and provisions for depreciation of investments.
Figures in million pesetas.

TABLE OF CONTROLLED COMPANIES AND AFFILIATES (ANNEX 1)

Name	Address	Activity	Holding			Figures Year-end 31.12.2000				Method or Procedure	Audit	
			Holder	Amount (*)	%	Capital	Reserves	Result	Interim Div.		Firm	Review
MAPFRE AMERICA *(continued)*												
COLOMBIA												
Crediseguros	Carrera 64, n.° 149 A-30 Santa Fe de Bogotá (Colombia)	Insurance	• MAPFRE S.G. de Colombia	32	5.0000	576	60	45	–	(B)	E.Y.	C
UNITED STATES												
MAPFRE Corporation of Florida	3401 N.W. 82 Avenue #100 Miami (U.S.A.)	Holding	• MAPFRE América	1,442	98.1191	25	4,088	(16)	–	(A)	E.Y.	C
MAPFRE Insurance Company of America, Inc.	3401 N.W. 82 Avenue #100 Miami (U.S.A.)	Insurance	• MAPFRE Corporation of Florida	179	100.0000	179	954	(479)	–	(A)	E.Y.	C
Amstar Insurance Company	3401 N.W. 82 Avenue #100 Miami (U.S.A.)	Insurance	• MAPFRE Corporation of Florida	179	100.0000	179	1,603	(509)	–	(A)	E.Y.	C
Amerinsurance, Inc.	3401 N.W. 82 Avenue #100 Miami (U.S.A.)	Insurance Broker	• MAPFRE Corporation of Florida	–	23.7900	–	10	–	–	(B)	VI & G	C
Amstar Management Company	3401 N.W. 82 Avenue #100 Miami (U.S.A.)	Services	• MAPFRE Corporation of Florida	18	100.0000	18	52	(3)	–	(A)	E.Y.	C
Map Holding	3401 N.W. 82 Avenue #100 Miami (U.S.A.)	Financial Co.	• MAPFRE Corporation of Florida	78	100.0000	78	134	(160)	–	(A)	E.Y.	C
M & F Premium Finance	3401 N.W. 82 Avenue #100 Miami (U.S.A.)	Financial Co.	• MAP Holding	2	100.0000	2	110	(15)	–	(A)	E.Y.	C
Head-Beckhan Amerinsurance	3401 N.W. 82 Avenue #100 Miami (U.S.A.)	Insurance Broker	• MAPFRE Corporation of Florida	76	23.7900	–	41	–	–	(B)	VI & G	C
MEXICO												
Seguros Tepeyac, S.A.	Av. Magnocentro 5 Col. C. San Fernando Hixquilucan (Mexico)	Insurance	• MAPFRE América	2,850	49.0000	3,421	6,138	1,268	–	(A)	E.Y.	C
Afore Tepeyac, S.A.	Humboldt, 56 Mexico D.F. (Mexico)	Pension Funds Admin.	• Tema Vida	5,282	67.0026	7,886	(6,162)	(238)	–	(A)	E.Y.	C
Editorial Diana, S.A. de C.V.	Roberto Gayol 1291 del Valle Mexico D.F. (Mexico)	Publishing Co.	• Seguros Tepeyac	947	20.1552	5,686	(4,282)	107	–	(D)	E.Y.	C
Ase Rent, S.A. de C.V.	Arquímedes 199 -3° A Polanco- Mexico D.F. (Mexico)	Leasing Co.	• Seguros Tepeyac	30	50.9500	165	(133)	(17)	–	(B)	E.Y.	C
Unidad Móvil de Diagnóstico, S.A.	Humboldt, 56 Mexico D.F. (Mexico)	Medical Services	• Seguros Tepeyac	81	99.9982	26	(20)	11	–	(B)	E.Y.	C
Asset Defensa Legal Mexicana, S.A. de C.V.	M.M. de Llano 140 MTY Nuevo León (Mexico)	Legal Advisers	• Seguros Tepeyac	36	78.8145	51	(34)	6	–	(B)	E.Y.	C
Siefore Tepeyac, S.A.	Humboldt, 56. Mexico D.F. 06040 (Mexico)	Investment Funds Management	• Seguros Tepeyac • Afore Tepeyac	– 446	1.0000 99.0000	9,077	8,716	2,418	–	(B)	E.Y.	C
Cesvi México	Calle 1 Sur n.° 101 Parque Ind.Toluca 2000-02-24 Toluca (Mexico)	Services	• Seguros Tepeyac	42	8.1400	579	3	14	–	(D)	E.Y.	C
Tema Vida S.A. de C.V.	Av.Magnocentro 5 Col. C. San Fernando Hixquilucan (Mexico)	Pension Funds Administration	• Seguros Tepeyac	2,042	51.0144	4,384	(1,151)	(160)	..	(A)	E.Y.	C.
PARAGUAY												
MAPFRE Paraguay Cía de Seguros, S.A.	Av. Mariscal López, 910 Asunción (Paraguay)	Insurance	• MAPFRE América	250	81.2200	270	405	(105)	–	(A)	E.Y.	C
PERU												
MAPFRE Perú, S.A.	Av. Veintiocho de Julio, 873. Miraflores- Lima 18 (Peru)	Insurance	• MAPFRE América	836	51.3443	2,488	(213)	(679)	–	(A)	P.W.C.	C
Terrenos y Locales, S.A.	Av. Veintiocho de Julio, 873. Miraflores- Lima 18 (Peru)	Real Estate	• MAPFRE Perú	558	66.6200	842	(9)	1	–	(A)	P.W.C.	C
PUERTO RICO												
Pan American Corporation	Avda. Chardón C. González Hato RE.Y. - San Juan (Puerto Rico)	Holding	• MAPFRE América	4,234	100.0000	145	5,543	(32)	–	(A)	E.Y.	C
Puerto Rican American Insurance Company	Avda. Chardón C. González Hato RE.Y. – San Juan (Puerto Rico)	Insurance	• MAPFRE América	8,032	93.3700	518	15,938	1,219	–	(A)	E.Y.	C
Preferred Risk Insurance Company	Avda. Chardón C. González Hato RE.Y. – San Juan (Puerto Rico)	Insurance	• Puero Rican American Ins.	1,956	100.0000	142	1,598	216	–	(A)	E.Y.	C
Pan American Insurance Company	Avda. Chardón C. González Hato RE.Y. – San Juan (Puerto Rico)	Insurance	• Pan American Corporation.	5,277	100.0000	197	4,577	503	–	(A)	E.Y.	C
Puerto Rican Insurance Agency Inc.	Avda. Chardón C. González Hato RE.Y. – San Juan (Puerto Rico)	Insurance Broker	• Pan American Corporation	104	100.0000	14	89	1	–	(A)	E.Y.	C
Pan American Finance Corporation	Avda. Chardón C. González Hato RE.Y. – San Juan (Puerto Rico)	Financial Co.	• Pan American Corporation • Pan American Ins.Co.	110 185	37.2208 62.7792	14	280	1	–	(A)	E.Y.	C

* Net values after deduction of pending payments and provisions for depreciation of investments.
Figures in million pesetas.

TABLE OF CONTROLLED COMPANIES AND AFFILIATES (ANNEX 1)

Name	Address	Activity	Holding			Figures Year-end 31.12.2000				Method or Procedure	Audit	
			Holder	Amount (*)	%	Capital	Reserves	Result	Interim Div.		Firm	Review
MAPFRE AMERICA *(continued)*												
PUERTO RICO												
Puerto Rican American Life Insurance Company	Avda. Chardón C. González Hato RE.Y. – San Juan (Puerto Rico)	Insurance	• MAPFRE América.	187	15.0000	141	2,411	(162)	–	(D)	E.Y.	C
URUGUAY												
MAPFRE Uruguay, S.A.	Rincón, 465 Montevideo (Uruguay)	Insurance	• MAPFRE América	929	100.0000	850	76	3	–	(A)	E.Y.	C
Apoint, S.A.	Av.Gral.Flores 2422 Montevideo (Uruguay)	Financial Co.	• MAPFRE América	1,035	100.0000	1,034	(413)	(6)	–	(A)	–	–
VENEZUELA												
Inverserca	Calle 2°, La Urbina,. Torre La Urbina- Caracas (Venezuela)	Holding	• MAPFRE América	4,823	61.8188	2,133	8,101	19	–	(A)	P.W.C.	L
Seguros La Seguridad, S.A.	Calle 2°, La Urbina,. Torre La Urbina- Caracas (Venezuela)	Insurance	• MAPFRE América • Inverserca	213 12,077	2.9866 94.6155	2,790	8,205	1,769	–	(A)	P.W.C.	L
Cefoproseg C.A.	Calle 2°, La Urbina,. Torre La Urbina- Caracas (Venezuela)	Training	• Seguros La Seguridad	–	100.0000	–	–	(3)	–	(B)	P.W.C.	L
Inversora Seguridad C.A.	Calle 2°, La Urbina,. Torre La Urbina- Caracas (Venezuela)	Financing of policies	s• Seguros La Seguridad	3,598	100.0000	3,577	(443)	669	–	(A)	P.W.C.	L
Inmobiliaria 24 C.A.	Calle 2°, La Urbina,. Torre La Urbina- Caracas (Venezuela)	Property Administrators	• Seguros La Seguridad	24	100.0000	6	14	4	–	(A)	P.W.C.	L
Corporación SLS 024 C.A.	Avda.Universidad Esq. El Chorro – Caracas (Venezuela)	Sale of cemetery plots	• Seguros La Seguridad	–	100.0000	–	–	–	–	(A)	–	–
Estacionamiento El Chorro	Calle 2°, La Urbina,. Torre La Urbina- Caracas (Venezuela)	Parking control	• Inmobiliaria 24 C.A.	5	99.0000	–	5	–	–	(A)	–	–
Inmobiliaria 96 C.A.	Calle 2°, La Urbina,. Torre La Urbina- Caracas (Venezuela)	Real Estate	• Seguros La Seguridad	3	100.0000	–	–	–	–	(A)	P.W.C.	L
EL SALVADOR												
La Centroamericana, S.A.	Alameda Roosevelt, 31-07 San Salvador (El Salvador)	Insurance	• MAPFRE América	1,770	68.9215	1,510	497	242	–	(A)	P.W.C.	C
Inmobiliaria Americana, S.A.	Alameda Roosevelt, 31-07 San Salvador (El Salvador)	Real Estate	• MAPFRE América	729	68.8295	1,033	146	(19)	–	(A)	P.W.C.	C
SPAIN												
Inversiones Peruanas	General Perón, 40 (Madrid)	Holding	• MAPFRE América	240	20.0000	1,339	(27)	(110)	–	(D)	E.Y.	C

* Net values after deduction of pending payments and provisions for depreciation of investments.
Figures in million pesetas.

CONSOLIDATION METHOD OR PROCEDURE

(A) Controlled companies fully consolidated
(B) Controlled companies cons. by equity method
(C) Controlled companies excluded from consolidation
(D) Affiliates and investee companies recorded by equity method
(E) Affiliates and investee companies excluded from consolidation
(F) Companies consolidated this year for the first time

AUDITORS

E.Y.: Ernst & Young
A.A.: Arthur Andersen
BDO.: BDO
CCR: Calhau, Romao, Ribeiro da Cunha
D.F.K: García Veramendi DFK
D.T.: Deloitte & Touche
JRR: José Ricardo Romero
K.P.M.G.: K.P.M.G. Peat Marwick
MENJ: R.Menjou
MERE: María Elena Reyes
P.W.C.: Pricewaterhouse Coopers.
SIGMA: Sigma
VI & G.: Verdeja, Iriondo & Gravier

AUDIT REVIEW

"L": Limited
"C": Complete
"–": No review carried out

ANNEX 2

SUMMARISED CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT OF MAPFRE INVERSION, SOCIEDAD DE VALORES, S.A. AS AT 31 DECEMBER 2000

BALANCE SHEET

ASSETS

	Pta. Million
Fixed Assets	420
Trading portfolio	56,596
Financial intermediaries	5,007
Other assets	196
Total Assets	62,219

LIABILITIES

	Pta. Million
Shareholders' funds	9,012
Reserves in fully consolidated Companies	361
Negative difference on consolidation	245
Results for the year attributable to the group	3,337
Interim dividend	(1,000)
Third party finance	46,017
Sundry accounts	4,247
Total Liabilities	62,219

PROFIT AND LOSS ACCOUNT

	Pta. Million
PRODUCTS	
Brokerage and markets	516
Management	5,713
ORDINARY MARGIN	6,229
Operating expenses	1,677
OPERATING MARGIN	4,552
Other results	562
PRE-TAX RESULT	5,114
AFTER-TAX RESULT	3,337

AUDIT REPORT



AUDITORES Y ASESORES

■ Torre Picasso
Plaza Pablo Ruiz Picasso
28020 Madrid

■ Tel.: 91 572 72 00
Fax: 91 572 72 70
91 572 73 00

AUDIT REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS
(Free translation from the original in Spanish)

To the shareholders of
CORPORACION MAPFRE, Compañía Internacional de Reaseguros, S.A.

We have audited the consolidated annual accounts of CORPORACION MAPFRE, Compañía Internacional de Reaseguros, S.A. and its subsidiaries (Note 2), which consist of the consolidated balance sheet at December 31, 2000, the consolidated profit and loss account and the consolidated notes thereto for the year then ended, the preparation of which is the responsibility of the Company's directors. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the consolidated annual accounts, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made.

In compliance with Spanish mercantile law, for comparative purposes the Company's directors have included for each of the captions presented in the consolidated balance sheet and the consolidated profit and loss account, in addition to the figures of 2000, those of 1999. Our opinion refers only to the consolidated annual accounts for 2000. On March 21, 2000, we issued our audit report on the 1999 consolidated annual accounts, in which we expressed an opinion which made reference to the change in the treatment of technical reserves, changes in criteria with which we concur.

As explained in Note 10 of the notes to the consolidated financial statements, the information relating to "Technical income and expenses by lines" and "Technical results per year of occurrence" of the consolidated Group is not reflected, due to the various circumstances described in said note. The Corporation has obtained express authorization for this omission by the Directorate General for Insurance and Pension Funds on March 6, 2001.

The Corporation and some of its subsidiaries have performed significant transactions with other MAPFRE SYSTEM companies. Information about these transactions is given in Notes 6.5, 6.17 and 6.18.

■ **Ernst & Young, S.L.**
Domicilio Social: Plaza Pablo Ruiz Picasso, s/n. 28020 Madrid.
Inscrita en el Registro Mercantil de Madrid al Tomo 12749,
Libro 0, Folio 215, Sección 8ª, Hoja M-23123, inscripción 116, en el REA
y en el Registro Oficial de Auditores de Cuentas (ROAC) con el
n.º S0530. C.I.F. B 78970506

ERNST & YOUNG

In our opinion, the accompanying 2000 consolidated annual accounts give a true and fair view, in all material respects, of the net equity and financial position of CORPORACION MAPFRE, Compañía Internacional de Reaseguros, S.A. and its subsidiaries (Note 2) at December 31, 2000, and the results of their operations for the year then ended, and contain the required information necessary for their adequate interpretation and comprehension in conformity with accounting principles and criteria generally accepted in Spain, applied on a basis consistent with those of the preceding year.

The accompanying consolidated management report for the year ended December 31, 2000 contains such explanations as the Directors consider appropriate concerning the situation of CORPORACION MAPFRE, Compañía Internacional de Reaseguros, S.A. and its subsidiaries, the evolution of their business and other matters, and is not an integral part of the consolidated annual accounts. We have checked that the accounting information included in the report mentioned above agrees with the consolidated annual accounts for the year ended December 31, 2000. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of the Corporation and its subsidiaries.

ERNST & YOUNG

Fernando Pindado Cardona

March 28, 2001

UN-CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

BALANCE SHEET

ASSETS	2000	1999
Fixed Assets	94	1,164
Investments	121,381	115,860
Participation by reinsurance in technical reserves	1,875	2,183
Other assets	2,060	3,171
Cash, banks and liquid assets	3,436	1,368
TOTAL ASSETS	128,846	123,746

LIABILITIES	2000	1999
Subscribed capital	15,130	15,130
Reserves	82,631	80,551
Result after taxes	12,253	7,818
Technical provisions	2,789	2,183
Deposits received from reinsurance	174	182
Other liabilities	15,864	17,882
TOTAL LIABILITIES	128,846	123,746

PROFIT AND LOSS ACCOUNT

	2000	1999
Result of the technical account of Non-Life insurance	–861	–146
Result of the technical account of Life insurance	–	–
Income from investments	16,693	11,185
Expenses from investments	–2,580	–2,362
Other income	245	220
Other expenses	–1,041	–862
Extraordinary income	18	5
Extraordinary expenses	–19	–2
Result before taxes	12,455	8,038
Tax	–202	–220
RESULT AFTER TAXES	12,253	7,818

SISTEMA MAPFRE
PRESENCE

SISTEMA MAPFRE SPANISH PRESENCE


Insurance Network: 2,365
Banking Network: 87
171
9
97
6
156
5
88
2
79
4
227
3
153
6
71
3
150
57
14
5
35
1
168
5
182
4
89
5
128
3
240
6
178
4
96
2

Situation at 31-XII-2000.

SISTEMA MAPFRE INTERNATIONAL PRESENCE

Direct Insurance.
Reinsurance.
Assistance.


Galway
Moscú
Londres
Bruselas
Frankfurt
Luxemburgo
París
Budapest
Milán
Oporto
Lisboa
Estambul
Atenas
Túnez


Canarias


Toronto
New Jersey
Florida
Mexico
Dominican Republic
Guatemala
Puerto Rico
El Salvador
Honduras
Nicaragua
Costa Rica
Venezuela
Panama
Colombia
Ecuador
Peru
Bolivia
Brazil
Paraguay
Chile
Uruguay
Argentina


Philippines
Bahrain



This publication contains the Consolidated Directors' Report and Consolidated Annual Accounts and Audit Report of CORPORACION MAPFRE, Compañía Internacional de Reaseguros, S. A., as well as other additional information. The Un-consolidated Directors' Report and Annual Accounts and their corresponding Audit Reports area available to the shareholders and other interested parties.

CORPORACION MAPFRE

P° de Recoletos, 25
28004 Madrid
Tel.: 91 581 11 00
Fax: 91 581 11 43